

WADDELL & REED Investments

Semiannual Report

March 31, 2017

	Ticker			
	Class A	Class B	Class C	Class Y
FIXED INCOME FUNDS				
Waddell & Reed Advisors Bond Fund	UNBDX	WBABX	WCABX	WYABX
Waddell & Reed Advisors Global Bond Fund	UNHHX	WGBBX	WGBCX	WGBYX
Waddell & Reed Advisors Government Securities Fund	UNGVX	WGVBX	WGVCX	WGVYX
Waddell & Reed Advisors High Income Fund	UNHIX	WBHIX	WCHIX	WYHIX
Waddell & Reed Advisors Municipal Bond Fund	UNMBX	WBMBX	WCMBX	WYMBX
Waddell & Reed Advisors Municipal High Income Fund	UMUHX	WBMHX	WCMHX	WAMHX
MONEY MARKET FUND				
Waddell & Reed Advisors Cash Management	UNCXX	WCBXX	WCCXX	

Waddell & Reed Investments refers to the investment management services offered by Waddell & Reed Investment Management Company, the investment manager of the Waddell & Reed Advisors Funds, distributed by Waddell & Reed, Inc.

CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Philip J. Sanders, CFA

Dear Shareholder,

Across the six months since our last report, investors endured concerns about global economic growth, the level of interest rates, fluctuation in oil prices and the outcome of the U.S. presidential election. Following that election in November 2016, the domestic equity markets rose sharply and the bond markets saw a slight rise, with both trends carrying into early 2017. See the table for a comparison in some common market metrics over the last six months.

Many investors may be unsettled by the prospect that continued change — in leadership of key countries around the world, in government policy, in interest rate levels — will contribute to market volatility and general uncertainty. While that may be true at times, we believe it is important to stay focused on the fundamentals and merits of sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While government policies can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

By the end of March 2017, the U.S. economy remained fundamentally sound. The U.S. remains a relative bright spot in the world, supported primarily by the U.S. consumer, who is benefitting from lower energy prices, lower inflation in general and an improved labor market.

The Federal Reserve raised interest rates slightly in December 2016 and again in March 2017, with an indication that two more increases may be executed in 2017. We believe that job growth and inflation will be the most important determinants in the direction of long-term central bank policy. Overseas, the European Central Bank and Bank of Japan continue to evaluate their policies, as both areas are seeing only slight economic growth.

China, in the face of economic softening in late 2015, turned toward more aggressive stimulus. Given recent economic improvement, authorities have tightened liquidity within the financial system while fiscal stimulus has continued. We believe economic growth in China is likely to hold steady, which should support broader global growth.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	3/31/2017	9/30/2016
S&P 500 Index	2,362.72	2,168.27
MSCI EAFE Index	1,792.98	1,701.69
10-Year Treasury Yield	2.40%	1.60%
U.S. unemployment rate	4.5%	4.9%
30-year fixed mortgage rate	4.14%	3.42%
Oil price per barrel	$ 50.60	$ 48.24

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2017.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-16	Ending Account Value 3-31-17	Expenses Paid During Period*	Beginning Account Value 9-30-16	Ending Account Value 3-31-17	Expenses Paid During Period*	
Bond Fund							
Class A	$1,000	$ 979.10	$4.95	$1,000	$ 1,019.98	$5.05	0.99%
Class B**	$1,000	$ 972.60	$11.64	$1,000	$ 1,013.17	$11.88	2.36%
Class C	$1,000	$ 975.00	$ 9.18	$1,000	$ 1,015.68	$ 9.37	1.86%
Class Y	$1,000	$ 980.40	$ 3.37	$1,000	$ 1,021.50	$ 3.44	0.69%
Cash Management							
Class A	$1,000	$1,000.50	$3.70	$1,000	$ 1,021.25	$ 3.74	0.74%
Class B**	$1,000	$1,000.00	$4.00	$1,000	$1,020.89	$4.04	0.81%
Class C**	$1,000	$1,000.00	$ 4.10	$1,000	$1,020.85	$ 4.14	0.82%

See footnotes on page 5.

ILLUSTRATION OF FUND EXPENSES

(UNAUDITED)

Fund	Actual[1] Beginning Account Value 9-30-16	Ending Account Value 3-31-17	Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 9-30-16	Ending Account Value 3-31-17	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Global Bond Fund							
Class A	$1,000	$1,018.00	$ 5.75	$1,000	$1,019.20	$ 5.75	1.15%
Class B**	$1,000	$ 1,011.10	$12.57	$1,000	$ 1,012.47	$12.58	2.50%
Class C	$1,000	$1,013.80	$ 10.17	$1,000	$1,014.82	$ 10.17	2.03%
Class Y	$1,000	$1,022.40	$ 4.15	$1,000	$1,020.79	$ 4.14	0.83%
Government Securities Fund							
Class A	$1,000	$ 970.90	$ 4.93	$1,000	$1,019.94	$ 5.05	1.00%
Class B**	$1,000	$ 965.40	$10.42	$1,000	$1,014.32	$10.68	2.13%
Class C	$1,000	$ 966.60	$ 9.24	$1,000	$1,015.56	$ 9.47	1.88%
Class Y	$1,000	$ 972.20	$ 3.55	$1,000	$1,021.34	$ 3.64	0.72%
High Income Fund							
Class A	$1,000	$1,056.20	$ 5.14	$1,000	$1,019.93	$ 5.05	1.00%
Class B**	$1,000	$1,049.90	$ 11.27	$1,000	$1,013.92	$ 11.08	2.21%
Class C	$1,000	$1,052.10	$ 9.34	$1,000	$1,015.86	$ 9.17	1.82%
Class Y	$1,000	$1,057.30	$ 3.91	$1,000	$ 1,021.13	$ 3.84	0.76%
Municipal Bond Fund							
Class A	$1,000	$ 984.90	$ 4.17	$1,000	$1,020.74	$ 4.24	0.84%
Class B**	$1,000	$ 980.30	$ 8.81	$1,000	$1,016.06	$ 8.97	1.78%
Class C	$1,000	$ 980.70	$ 8.42	$1,000	$ 1,016.41	$ 8.57	1.71%
Class Y	$1,000	$ 985.50	$ 3.47	$1,000	$1,021.44	$ 3.54	0.70%
Municipal High Income Fund							
Class A	$1,000	$ 977.80	$ 4.35	$1,000	$1,020.51	$ 4.45	0.89%
Class B**	$1,000	$ 973.30	$ 8.88	$1,000	$ 1,015.91	$ 9.07	1.81%
Class C	$1,000	$ 973.80	$ 8.39	$1,000	$1,016.46	$ 8.57	1.70%
Class Y	$1,000	$ 978.70	$ 3.46	$1,000	$1,021.39	$ 3.54	0.71%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2017, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

[1]This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

[2]This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

ALL DATA IS AS OF MARCH 31, 2017 (UNAUDITED)

Asset Allocation

Stocks	0.1%
Bonds	94.5%
Corporate Debt Securities	79.2%
United States Government and Government Agency Obligations	10.4%
Asset-Backed Securities	1.8%
Municipal Bonds – Taxable	1.8%
Other Government Securities	1.2%
Mortgage-Backed Securities	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.4%

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	33/46	71
3 Year	33/44	74
5 Year	33/39	83
10 Year	24/30	78

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	88.4%
AAA	1.3%
AA	18.2%
A	26.3%
BBB	42.6%
Non-Investment Grade	6.1%
BB	2.4%
Non-rated	3.7%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	5.5%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

MARCH 31, 2017 (UNAUDITED)
BOND FUND *(in thousands)*

PREFERRED STOCKS	Shares	Value
Financials		
Investment Banking & Brokerage – 0.1%		
Morgan Stanley, 5.850%	20	$ 517
Total Financials – 0.1%		517
TOTAL PREFERRED STOCKS – 0.1%		$ 517
(Cost: $500)		
ASSET-BACKED SECURITIES	**Principal**	
Air Canada Enhanced Equipment Trust, Series 2015-2, Class AA, 3.750%, 12–15–27 (A)	$3,904	3,943
American Airlines Class A Pass Through Certificates, Series 2016-2, 3.650%, 6–15–28	2,000	1,986
American Airlines Class AA Pass Through Certificates, Series 2016-2, 3.200%, 6–15–28	3,000	2,935
American Airlines, Inc., Class AA Pass Through Certificates, Series 2016-1, 3.575%, 1–15–28	3,899	3,889
American Airlines, Inc., Class AA Pass Through Certificates, Series 2017-1, 3.650%, 2–15–29	500	502
SBA Tower Trust, Series 2016-1 (GTD by SBA Guarantor LLC and SBA Holdings LLC), 2.877%, 7–15–21 (A)	3,500	3,479
United Airlines Pass-Through Certificates, Series 2016-AA, 3.100%, 7–7–28	4,000	3,935
TOTAL ASSET-BACKED SECURITIES – 1.8%		$20,669
(Cost: $20,802)		
CORPORATE DEBT SECURITIES		
Consumer Discretionary		
Advertising – 0.3%		
Omnicom Group, Inc., 3.600%, 4–15–26	4,000	3,998
Automobile Manufacturers – 0.9%		
BMW U.S. Capital LLC:		
2.700%, 4–6–22 (A)	1,500	1,501
2.800%, 4–11–26 (A)	6,000	5,760
Ford Motor Co., 4.346%, 12–8–26	2,000	2,036
General Motors Co., 6.600%, 4–1–36	651	749
		10,046

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite – 2.4%		
Charter Communications Operating LLC and Charter Communications Operating Capital Corp., 5.375%, 5–1–47 (A)	$ 500	$ 502
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):		
1.625%, 1–15–22	5,000	4,794
2.350%, 1–15–27	5,000	4,579
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 3.950%, 1–15–25	3,365	3,393
Time Warner Cable, Inc., 5.850%, 5–1–17	5,035	5,051
Time Warner, Inc. (GTD by Historic TW, Inc.):		
2.950%, 7–15–26	7,000	6,518
3.800%, 2–15–27	3,000	2,967
		27,804
Education Services – 0.7%		
President and Fellows of Harvard College, 3.150%, 7–15–46	3,000	2,769
Trustees of Princeton University (The), 4.950%, 3–1–19	3,000	3,184
University of Southern California, 3.028%, 10–1–39	2,000	1,804
		7,757
Footwear – 0.7%		
NIKE, Inc.:		
2.375%, 11–1–26	4,000	3,740
3.875%, 11–1–45	4,000	3,856
		7,596
Home Improvement Retail – 0.3%		
Home Depot, Inc. (The), 4.400%, 4–1–21	3,135	3,397
Hotels, Resorts & Cruise Lines – 0.7%		
Marriott International, Inc., Series R, 3.125%, 6–15–26	6,000	5,781
Wyndham Worldwide Corp., 4.500%, 4–1–27	2,000	2,014
		7,795
Internet & Direct Marketing Retail – 0.2%		
Amazon.com, Inc., 4.800%, 12–5–34	2,470	2,734
Movies & Entertainment – 0.3%		
Walt Disney Co. (The), 4.125%, 6–1–44	3,000	3,088
Publishing – 0.2%		
Thomson Reuters Corp., 3.350%, 5–15–26	3,000	2,922

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Restaurants – 0.2%		
McDonalds Corp., 5.350%, 3–1–18	$2,360	$ 2,440
Total Consumer Discretionary – 6.9%		79,577
Consumer Staples		
Brewers – 2.0%		
Anheuser-Busch Inbev Finance, Inc. (GTD by AB INBEV/BBR/COB):		
3.650%, 2–1–26	2,665	2,695
4.700%, 2–1–36	6,000	6,352
4.900%, 2–1–46	3,500	3,779
Heineken N.V., 3.500%, 1–29–28 (A)	3,000	3,016
Molson Coors Brewing Co.:		
2.250%, 3–15–20 (A)	2,500	2,500
3.000%, 7–15–26	2,000	1,902
4.200%, 7–15–46	2,500	2,340
		22,584
Drug Retail – 0.2%		
CVS Health Corp., 2.125%, 6–1–21	2,000	1,961
Food Distributors – 0.3%		
Sysco Corp., 3.300%, 7–15–26	4,000	3,918
Food Retail – 0.4%		
Kroger Co. (The):		
6.400%, 8–15–17	1,080	1,099
1.500%, 9–30–19	4,000	3,942
		5,041
Household Products – 0.7%		
Kimberly-Clark Corp.:		
2.750%, 2–15–26	4,000	3,898
3.200%, 7–30–46	1,000	877
Procter & Gamble Co. (The), 2.700%, 2–2–26	3,000	2,935
		7,710
Packaged Foods & Meats – 2.1%		
General Mills, Inc.:		
1.400%, 10–20–17	1,300	1,301
3.200%, 2–10–27	3,000	2,938
Kraft Heinz Foods Co.:		
3.000%, 6–1–26	2,000	1,879
4.375%, 6–1–46	3,500	3,271
Mead Johnson Nutrition Co., 4.125%, 11–15–25	4,000	4,190
Smithfield Foods, Inc.:		
3.350%, 2–1–22 (A)	2,000	1,997
4.250%, 2–1–27 (A)	1,000	1,012
Tyson Foods, Inc. (GTD by Tyson Fresh Meats, Inc.), 2.650%, 8–15–19	7,765	7,850
		24,438

MARCH 31, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Soft Drinks – 1.6%		
Coca-Cola Co. (The):		
1.550%, 9–1–21	$3,500	$ 3,418
2.875%, 10–27–25	5,000	4,951
2.250%, 9–1–26	2,000	1,874
PepsiCo, Inc.:		
1.700%, 10–6–21	4,000	3,900
2.850%, 2–24–26	4,000	3,936
		18,079
Total Consumer Staples – 7.3%		83,731
Energy		
Oil & Gas Equipment & Services – 1.4%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.),		
6.500%, 1–31–19	5,000	5,405
Halliburton Co.,		
6.750%, 2–1–27	4,950	5,835
Schlumberger Holding Corp.,		
3.625%, 12–21–22 (A)	5,000	5,189
		16,429
Oil & Gas Exploration & Production – 2.7%		
BP Capital Markets plc (GTD by BP plc):		
1.674%, 2–13–18	4,250	4,253
3.216%, 11–28–23	5,000	5,025
Concho Resources, Inc.,		
4.375%, 1–15–25	6,000	6,037
ConocoPhillips Co. (GTD by ConocoPhillips),		
4.150%, 11–15–34	4,650	4,647
Devon Energy Corp.,		
3.250%, 5–15–22	2,000	1,981
EQT Corp.,		
8.125%, 6–1–19	8,081	9,022
		30,965
Oil & Gas Storage & Transportation – 2.9%		
Buckeye Partners L.P.,		
3.950%, 12–1–26	3,500	3,428
Colorado Interstate Gas Co.,		
4.150%, 8–15–26 (A)	6,000	5,863
El Paso Corp.,		
7.000%, 6–15–17	1,000	1,011
MPLX L.P.,		
4.125%, 3–1–27	1,500	1,491
Plains All American Pipeline L.P. and PAA Finance Corp.:		
3.600%, 11–1–24	4,469	4,325
4.500%, 12–15–26	1,500	1,530
Sabine Pass Liquefaction LLC,		
4.200%, 3–15–28 (A)	1,500	1,477
Spectra Energy Partners L.P.,		
3.375%, 10–15–26	5,000	4,759
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.),		
4.400%, 4–1–21	2,551	2,684

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Tennessee Gas Pipeline Co.,		
7.000%, 3–15–27	$6,000	$ 7,114
		33,682
Total Energy – 7.0%		81,076
Financials		
Asset Management & Custody Banks – 1.9%		
Ares Capital Corp.,		
3.875%, 1–15–20	8,635	8,807
Legg Mason, Inc.,		
4.750%, 3–15–26	6,500	6,819
State Street Corp.,		
2.650%, 5–19–26	6,000	5,747
		21,373
Consumer Finance – 4.2%		
American Express Credit Corp.,		
1.875%, 11–5–18	4,000	4,006
Capital One Financial Corp.:		
4.200%, 10–29–25	5,500	5,521
3.750%, 7–28–26	2,000	1,935
Capital One N.A.,		
2.400%, 9–5–19	4,000	4,012
Discover Financial Services,		
3.950%, 11–6–24	8,200	8,212
Ford Motor Credit Co. LLC,		
3.200%, 1–15–21	8,000	8,085
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.100%, 1–15–19	2,000	2,032
3.500%, 7–10–19	3,400	3,493
4.200%, 3–1–21	3,500	3,653
3.200%, 7–6–21	4,500	4,517
3.700%, 5–9–23	2,500	2,519
4.000%, 10–6–26	1,000	985
		48,970
Diversified Banks – 10.1%		
ABN AMRO Bank N.V.,		
2.100%, 1–18–19 (A)	2,000	2,001
Australia and New Zealand Banking Group Ltd.,		
4.400%, 5–19–26 (A)	3,000	3,078
Bank of America Corp.:		
2.625%, 4–19–21	2,000	1,995
2.503%, 10–21–22	2,000	1,948
3.124%, 1–20–23	3,000	3,012
4.200%, 8–26–24	4,500	4,582
3.875%, 8–1–25	1,500	1,526
6.300%, 12–29–49	2,000	2,175
Bank of Montreal,		
2.100%, 12–12–19	6,500	6,529
Bank of New York Mellon Corp. (The):		
2.500%, 4–15–21	2,000	2,005
2.200%, 8–16–23	4,000	3,840
Bank of Nova Scotia (The),		
1.250%, 4–11–17	5,920	5,920

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Diversified Banks (Continued)		
Barclays plc,		
3.684%, 1–10–23	$2,000	$ 2,008
BB&T Corp.:		
2.050%, 5–10–21	5,500	5,415
2.750%, 4–1–22	3,000	3,017
Commonwealth Bank of Australia,		
2.000%, 9–6–21 (A)	3,500	3,410
Danske Bank A/S,		
2.700%, 3–2–22 (A)	5,000	4,980
Fifth Third Bank N.A.,		
2.250%, 6–14–21	2,500	2,471
Huntington Bancshares, Inc.,		
2.300%, 1–14–22	1,500	1,461
Lloyds Banking Group plc,		
3.000%, 1–11–22	1,000	994
Mitsubishi UFJ Financial Group, Inc.,		
2.190%, 9–13–21	6,500	6,358
Mizuho Financial Group, Inc.,		
2.273%, 9–13–21	4,000	3,909
Royal Bank of Canada:		
1.625%, 4–15–19	1,000	994
2.350%, 10–30–20	4,000	4,007
2.500%, 1–19–21	4,000	4,027
4.650%, 1–27–26	1,000	1,058
Sumitomo Mitsui Financial Group, Inc.,		
2.058%, 7–14–21	6,000	5,840
Swedbank AB,		
2.800%, 3–14–22 (A)	7,000	7,012
U.S. Bank N.A.,		
1.350%, 1–26–18	8,000	7,990
Wells Fargo & Co.:		
2.100%, 7–26–21	1,000	980
3.069%, 1–24–23	500	502
3.000%, 10–23–26	2,000	1,915
4.400%, 6–14–46	2,000	1,932
4.750%, 12–7–46	1,500	1,533
Westpac Banking Corp.:		
2.150%, 3–6–20	2,500	2,500
2.000%, 8–19–21	4,000	3,909
		116,833
Investment Banking & Brokerage – 3.9%		
Credit Suisse Group Funding (Guernsey) Ltd.,		
3.125%, 12–10–20	2,500	2,514
Goldman Sachs Group, Inc. (The):		
2.350%, 11–15–21	8,000	7,840
3.000%, 4–26–22	1,000	1,001
4.250%, 10–21–25	5,500	5,606
3.750%, 2–25–26	1,000	1,006
3.500%, 11–16–26	1,000	979
Goldman Sachs Group, Inc. (The) (3-Month U.S. LIBOR plus 175 bps),		
2.789%, 10–28–27 (C)	3,000	3,088
Merrill Lynch & Co., Inc.,		
6.400%, 8–28–17	5,969	6,085

BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage (Continued)		
Morgan Stanley:		
2.625%, 11–17–21	$ 4,000	$ 3,968
4.875%, 11–1–22	2,000	2,162
3.875%, 1–27–26	7,000	7,092
Morgan Stanley (3-Month U.S. LIBOR plus 140 bps),		
2.443%, 10–24–23 (C)	3,500	3,574
		44,915
Life & Health Insurance – 1.7%		
Aflac, Inc.,		
3.625%, 11–15–24	4,975	5,126
New York Life Global Funding:		
2.000%, 4–13–21 (A)	2,500	2,460
2.900%, 1–17–24 (A)	1,500	1,504
2.350%, 7–14–26 (A)	3,000	2,814
Principal Life Global Funding II:		
2.625%, 11–19–20 (A)	3,500	3,531
3.000%, 4–18–26 (A)	4,000	3,894
		19,329
Other Diversified Financial Services – 5.4%		
Citigroup, Inc.:		
2.700%, 3–30–21	4,000	4,004
4.450%, 9–29–27	8,000	8,118
Citigroup, Inc. (3-Month U.S. LIBOR plus 148 bps),		
2.485%, 9–1–23 (C)	5,000	5,142
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	11,430	11,489
JPMorgan Chase & Co.:		
2.295%, 8–15–21	5,000	4,948
2.700%, 5–18–23	6,000	5,868
3.300%, 4–1–26	3,000	2,941
3.625%, 12–1–27	3,500	3,405
4.950%, 6–1–45	1,000	1,053
TIAA Asset Management Finance Co. LLC,		
4.125%, 11–1–24 (A)	5,000	5,095
USAA Capital Corp.,		
2.450%, 8–1–20 (A)	10,030	10,091
		62,154
Property & Casualty Insurance – 1.1%		
Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.) (3-Month ICE LIBOR plus 32 bps),		
1.313%, 1–10–20 (C)	1,500	1,510
Berkshire Hathaway, Inc.:		
2.750%, 3–15–23	3,000	3,000
3.125%, 3–15–26	5,500	5,494
Old Republic International Corp.,		
3.875%, 8–26–26	3,000	2,958
		12,962
Regional Banks – 0.8%		
PNC Bank N.A.:		
1.700%, 12–7–18	2,500	2,500
2.450%, 11–5–20	736	739
2.150%, 4–29–21	4,000	3,957

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Regional Banks (Continued)		
Sumitomo Mitsui Trust Bank Ltd.,		
2.050%, 3–6–19 (A)	$2,000	$ 1,997
		9,193
Specialized Finance – 1.5%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
4.420%, 6–15–21 (A)	2,000	2,091
5.450%, 6–15–23 (A)	6,000	6,473
6.020%, 6–15–26 (A)	1,500	1,638
8.100%, 7–15–36 (A)	2,500	3,141
Siemens Financieringsmaatschappij N.V. (3-Month U.S. LIBOR plus 61 bps),		
1.716%, 3–16–22 (A)(C)	4,250	4,263
		17,606
Total Financials – 30.6%		353,335
Health Care		
Biotechnology – 0.6%		
Amgen, Inc.:		
1.250%, 5–22–17	2,000	2,000
6.150%, 6–1–18	411	432
5.700%, 2–1–19	2,000	2,137
2.250%, 8–19–23	3,000	2,873
		7,442
Health Care Services – 0.5%		
Quest Diagnostics, Inc.,		
3.450%, 6–1–26	5,500	5,417
Health Care Supplies – 2.0%		
Abbott Laboratories:		
2.900%, 11–30–21	3,000	3,013
3.400%, 11–30–23	2,000	2,018
Medtronic Global Holdings SCA,		
3.350%, 4–1–27	3,000	3,021
Medtronic, Inc.,		
4.375%, 3–15–35	8,288	8,675
Shire Acquisitions Investments Ireland Designated Activity Co.,		
2.400%, 9–23–21	6,000	5,876
		22,603
Pharmaceuticals – 0.9%		
AbbVie, Inc.,		
4.500%, 5–14–35	5,600	5,589
AstraZeneca plc,		
3.375%, 11–16–25	3,000	3,020
Perrigo Finance Unlimited Co. (GTD by Perrigo Co. plc),		
3.500%, 3–15–21	2,000	2,039
		10,648
Total Health Care – 4.0%		46,110

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrials		
Aerospace & Defense – 2.5%		
BAE Systems Finance, Inc.,		
7.500%, 7–1–27 (A)	$2,600	$ 3,372
BAE Systems Holdings, Inc.:		
3.800%, 10–7–24 (A)	5,000	5,129
3.850%, 12–15–25 (A)	3,000	3,078
4.750%, 10–7–44 (A)	2,000	2,086
Boeing Co. (The),		
1.650%, 10–30–20	2,500	2,470
General Dynamics Corp.,		
1.875%, 8–15–23	5,000	4,758
Northrop Grumman Corp.,		
3.200%, 2–1–27	5,000	4,952
Rockwell Collins, Inc.,		
2.800%, 3–15–22	3,500	3,508
		29,353
Air Freight & Logistics – 0.9%		
FedEx Corp.:		
3.250%, 4–1–26	4,000	3,964
4.750%, 11–15–45	6,000	6,143
		10,107
Airlines – 1.2%		
Air Lease Corp.,		
3.625%, 4–1–27	2,000	1,943
Aviation Capital Group Corp.,		
2.875%, 1–20–22 (A)	2,000	1,986
Norwegian Air Shuttle 2016-1, Class A,		
4.875%, 5–10–28 (A)	4,000	4,044
Sydney Airport Finance,		
3.625%, 4–28–26 (A)	6,000	5,972
		13,945
Building Products – 0.5%		
WESCO Distribution, Inc. (GTD by WESCO International, Inc.),		
5.375%, 12–15–21	5,852	6,072
Environmental & Facilities Services – 1.3%		
Republic Services, Inc.:		
3.800%, 5–15–18	4,000	4,087
2.900%, 7–1–26	3,000	2,898
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.):		
2.400%, 5–15–23	4,000	3,928
7.100%, 8–1–26	2,960	3,746
		14,659
Industrial Conglomerates – 1.2%		
General Electric Capital Corp.:		
6.000%, 8–7–19	1,432	1,573
2.342%, 11–15–20	7,171	7,198
Honeywell International, Inc.,		
1.850%, 11–1–21	5,000	4,902
		13,673

SCHEDULE OF INVESTMENTS BOND FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial Machinery – 0.2%		
Parker Hannifin Corp.,		
3.250%, 3–1–27 (A)	$2,000	$ 1,992
Railroads – 0.2%		
Burlington Northern Santa Fe LLC,		
3.400%, 9–1–24	2,275	2,338
Trucking – 0.2%		
United Parcel Service, Inc.,		
2.400%, 11–15–26	3,000	2,865
Total Industrials – 8.2%		95,004
Information Technology		
Application Software – 0.3%		
NVIDIA Corp.,		
2.200%, 9–16–21	3,000	2,938
Communications Equipment – 0.2%		
L-3 Communications Corp.,		
3.850%, 12–15–26	2,000	2,028
Data Processing & Outsourced Services – 1.4%		
Alliance Data Systems Corp.,		
5.250%, 12–1–17 (A)	8,428	8,534
Visa, Inc.:		
2.800%, 12–14–22	4,000	4,034
3.150%, 12–14–25	3,000	3,010
		15,578
Electronic Components – 0.2%		
Amphenol Corp.,		
3.200%, 4–1–24	2,500	2,503
Electronic Manufacturing Services – 0.2%		
Jabil Circuit, Inc.,		
5.625%, 12–15–20	2,480	2,654
Home Entertainment Software – 0.3%		
Activision Blizzard, Inc.,		
2.300%, 9–15–21 (A)	4,000	3,916
IT Consulting & Other Services – 0.3%		
Keysight Technologies, Inc.,		
4.600%, 4–6–27	3,500	3,520
Semiconductors – 0.7%		
Intel Corp.,		
3.100%, 7–29–22	4,000	4,111
Micron Technology, Inc.,		
7.500%, 9–15–23 (A)	3,133	3,497
		7,608
Systems Software – 1.1%		
CA, Inc.,		
5.375%, 12–1–19	6,195	6,692
Microsoft Corp.:		
2.650%, 11–3–22	3,000	3,026
2.000%, 8–8–23	1,500	1,441
2.875%, 2–6–24	2,000	2,012
		13,171

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Technology Hardware, Storage & Peripherals – 0.3%		
Apple, Inc.,		
2.500%, 2–9–25	$ 2,500	$ 2,418
Seagate HDD Cayman (GTD by Seagate Technology plc),		
4.250%, 3–1–22 (A)	1,250	1,238
		3,656
Total Information Technology – 5.0%		57,572
Materials		
Specialty Chemicals – 0.6%		
Methanex Corp.,		
5.250%, 3–1–22	6,500	6,809
Total Materials – 0.6%		6,809
Real Estate		
Health Care REITs – 0.5%		
Health Care REIT, Inc.,		
4.000%, 6–1–25	5,700	5,777
Industrial REITs – 0.8%		
AerCap Ireland Capital Ltd. and AerCap Global Aviation Trust,		
3.500%, 5–26–22	2,000	2,015
Aircastle Ltd.:		
5.500%, 2–15–22	4,909	5,265
5.000%, 4–1–23	1,660	1,747
		9,027
Specialized REITs – 0.3%		
Crown Castle International Corp.:		
2.250%, 9–1–21	3,000	2,916
5.250%, 1–15–23	844	921
		3,837
Total Real Estate – 1.6%		18,641
Telecommunication Services		
Integrated Telecommunication Services – 1.6%		
AT&T, Inc.:		
2.300%, 3–11–19	1,000	1,005
3.600%, 2–17–23	1,000	1,013
3.800%, 3–1–24	2,500	2,527
3.400%, 5–15–25	1,500	1,451
Verizon Communications, Inc.:		
2.625%, 8–15–26	10,500	9,587
4.812%, 3–15–39 (A)	2,797	2,723
		18,306
Wireless Telecommunication Service – 2.4%		
American Tower Corp.,		
3.125%, 1–15–27	13,500	12,635
Crown Castle Towers LLC:		
3.222%, 5–15–22 (A)	2,000	2,030
3.663%, 5–15–25 (A)	4,000	4,003
Sprint Spectrum L.P.,		
3.360%, 9–20–21 (A)	9,000	9,000
		27,668
Total Telecommunication Services – 4.0%		45,974

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Utilities		
Electric Utilities – 1.7%		
Commonwealth Edison Co.,		
3.650%, 6–15–46	$2,500	$ 2,341
Edison International:		
2.125%, 4–15–20	1,000	1,001
2.950%, 3–15–23	5,000	4,994
Kansas City Power & Light Co.,		
6.375%, 3–1–18	6,500	6,762
MidAmerican Energy Co.,		
3.950%, 8–1–47	1,000	995
Sierra Pacific Power Co.,		
2.600%, 5–1–26	4,000	3,833
		19,926
Multi-Utilities – 2.0%		
Dominion Resources, Inc.,		
2.750%, 1–15–22	1,000	995
Duke Energy Carolinas LLC:		
4.300%, 6–15–20	3,250	3,471
3.750%, 6–1–45	9,000	8,590
Duke Energy Indiana LLC,		
3.750%, 5–15–46	1,000	948
NorthWestern Corp.,		
6.340%, 4–1–19	5,600	6,068
Public Service Electric and Gas Co.,		
2.250%, 9–15–26	3,500	3,259
		23,331
Water Utilities – 0.3%		
California Water Service Co.,		
5.875%, 5–1–19	3,000	3,202
Total Utilities – 4.0%		46,459
TOTAL CORPORATE DEBT SECURITIES – 79.2%		$914,288
(Cost: $911,747)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Non-Agency REMIC/CMO – 0.1%		
MASTR Adjustable Rate Mortgage Trust 2005-1 (Mortgage spread to 10-year U.S. Treasury index),		
3.160%, 3–25–35 (C)	2,805	867
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1 (Mortgage spread to 3-year U.S. Treasury index),		
3.346%, 2–25–34 (C)	621	48
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-3AC (Mortgage spread to 7-year U.S. Treasury index),		
3.105%, 3–25–34 (C)	691	22
		937
TOTAL MORTGAGE-BACKED SECURITIES – 0.1%		$ 937
(Cost: $4,111)		

MARCH 31, 2017 (UNAUDITED)

MUNICIPAL BONDS – TAXABLE	Principal	Value
Massachusetts – 0.3%		
MA Hlth and Edu Fac Auth, Rev Bonds, Harvard Univ Issue, Ser 2008C, 5.260%, 10–1–18	$ 3,985	$ 4,211
New York – 0.7%		
NYC GO Bonds, Fiscal 2017 Ser A-2, 2.460%, 8–1–26	3,000	2,830
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3–1–29 (A)	3,932	5,357
		8,187
Ohio – 0.5%		
OH State Univ, Gen Receipts Bonds (Multiyear Debt Issuance Prog), Ser 2016A, 3.798%, 12–1–46	5,500	5,391
Pennsylvania – 0.3%		
Cmnwlth of PA, GO Bonds, Third Ser B of 2010 (Federally Taxable – Build America Bonds), 4.750%, 7–15–22	3,075	3,295
TOTAL MUNICIPAL BONDS – TAXABLE – 1.8%		$21,084

(Cost: $19,723)

OTHER GOVERNMENT SECURITIES (D)	Principal	Value
Canada – 1.0%		
Province de Quebec, 7.140%, 2–27–26	9,365	11,956
Spain – 0.2%		
Telefonica Emisiones S.A.U., 4.103%, 3–8–27	2,000	2,013
TOTAL OTHER GOVERNMENT SECURITIES – 1.2%		$13,969

(Cost: $11,563)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.7%		
Federal Farm Credit Bank, 4.600%, 1–29–20	7,500	8,115
Mortgage-Backed Obligations – 8.6%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
2.790%, 6–25–22	2,000	2,004
5.000%, 5–15–23	958	1,012
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Year U.S. Treasury index plus 400 bps), 4.882%, 7–25–44 (A)(C)	10,300	10,589

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 3-year U.S. Treasury index), 4.424%, 12–25–48 (A)(C)	$ 5,837	$ 6,172
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index):		
4.342%, 12–25–44 (A)(C)	17,760	18,807
4.256%, 1–25–45 (A)(C)	4,500	4,762
4.596%, 11–25–46 (A)(C)	8,250	8,843
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 6-month U.S. Treasury index), 4.287%, 7–25–48 (A)(C)	8,650	8,748
Federal National Mortgage Association Agency REMIC/CMO:		
2.717%, 2–25–22	5,100	5,195
2.640%, 6–1–22	2,897	2,945
3.360%, 12–1–22	1,922	1,991
2.630%, 2–1–23	3,139	3,142
2.357%, 3–1–23	3,670	3,659
3.320%, 8–1–24	2,763	2,857
2.390%, 6–1–25	2,891	2,907
5.500%, 11–25–36 (E)	2,143	434
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
3.850%, 3–1–18	4,655	4,728
4.950%, 4–1–19	1,803	1,904
5.500%, 10–1–21	1,218	1,272
2.759%, 4–1–22	5,227	5,326
2.705%, 4–1–23	1,617	1,633
		98,930
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 9.3%		$107,045

(Cost: $107,474)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 1.1%		
U.S. Treasury Bonds:		
3.000%, 11–15–44	7,710	7,673
2.250%, 8–15–46	500	423
U.S. Treasury Notes:		
2.750%, 2–28–18	4,000	4,059
1.125%, 9–30–21	1,000	967
2.000%, 8–15–25	19	18
		13,140
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 1.1%		$ 13,140

(Cost: $14,009)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (F) – 5.1%		
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.):		
0.800%, 4–10–17	$ 5,000	$ 4,999
0.840%, 5–1–17	5,000	4,996
Caterpillar, Inc., 0.830%, 4–24–17	5,000	4,997
Kroger Co. (The), 1.150%, 4–3–17	6,000	5,999
Medtronic Global Holdings SCA, 0.981%, 4–3–17	12,350	12,349
Mondelez International, Inc., 1.170%, 4–17–17	2,001	2,000
NBCUniversal Enterprise, Inc., 1.170%, 4–17–17	10,000	9,995
Northern Illinois Gas Co., 1.090%, 4–6–17	5,000	4,999
River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia), 0.870%, 4–14–17	5,000	4,998
Sysco Corp., 1.090%, 4–3–17	3,482	3,482
		58,814
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.190%, 4–5–17 (B)	1,121	1,121
Municipal Obligations – 0.5%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.) (BVAL plus 11 bps), 0.920%, 4–7–17 (B)	6,000	6,000
TOTAL SHORT-TERM SECURITIES – 5.7%		$ 65,935

(Cost: $65,935)

TOTAL INVESTMENT SECURITIES – 100.3%		$1,157,584

(Cost: $1,155,864)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(3,011)
NET ASSETS – 100.0%		$1,154,573

MARCH 31, 2017 (UNAUDITED)

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2017 the total value of these securities amounted to $231,590 or 20.1% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(E) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(F) Rate shown is the yield to maturity at March 31, 2017.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Preferred Stocks	$517	$ —	$—
Asset-Backed Securities	—	20,669	—
Corporate Debt Securities	—	914,288	—
Mortgage-Backed Securities	—	937	—
Municipal Bonds	—	21,084	—
Other Government Securities	—	13,969	—
United States Government Agency Obligations	—	107,045	—
United States Government Obligations	—	13,140	—
Short-Term Securities	—	65,935	—
Total	$517	$1,157,067	$—

During the period ended March 31, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Municipal AAA Benchmark
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
ICE = IntercontinentalExchange
LIBOR = London Interbank Offered Rate
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2017 (UNAUDITED)

Asset Allocation

Corporate Obligations	**47.8%**
Commercial Paper	22.9%
Notes	17.2%
Certificate Of Deposit	4.3%
Master Note	3.4%
Municipal Obligations	39.5%
United States Government and Government Agency Obligations	14.4%
Liabilities (Net of Cash and Other Assets)	-1.7%

Lipper Rankings

Category: Lipper Money Market Funds	Rank	Percentile
1 Year	73/109	67
3 Year	57/92	62
5 Year	54/92	59
10 Year	39/85	46

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

SCHEDULE OF INVESTMENTS CASH MANAGEMENT *(in thousands)*

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile:		
1.060%, 4–18–17	$ 13,000	$ 13,000
1.000%, 5–18–17	13,000	13,000
Bank of Montreal,		
1.080%, 4–10–17	20,000	20,000
Royal Bank of Canada (3-Month U.S. LIBOR plus 26 bps),		
1.260%, 4–4–17 (A)	15,000	15,000
Total Certificate Of Deposit – 4.3%		61,000
Commercial Paper (B)		
J.M. Smucker Co. (The),		
1.090%, 4–3–17	14,000	13,999
Kroger Co. (The),		
1.150%, 4–3–17	9,774	9,773
Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.):		
1.050%, 4–17–17	20,000	19,990
1.090%, 4–25–17	30,000	29,977
1.240%, 6–14–17	10,000	9,974
Northern Illinois Gas Co.:		
1.090%, 4–6–17	27,000	26,996
0.990%, 4–10–17	5,000	4,999
1.040%, 4–17–17	35,000	34,983
Pricoa Short Term Funding LLC,		
0.860%, 4–21–17	25,000	24,988
River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia),		
0.940%, 4–28–17	32,000	31,977
River Fuel Trust #1 (GTD by Bank of Nova Scotia),		
0.940%, 4–28–17	40,132	40,099
Sonoco Products Co.,		
1.090%, 4–3–17	14,000	13,999
Sysco Corp.,		
1.090%, 4–3–17	14,000	13,999
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank):		
1.032%, 4–3–17	20,000	19,999
0.872%, 4–6–17	13,233	13,231
Wisconsin Gas LLC:		
0.950%, 4–3–17	9,000	9,000
0.940%, 4–7–17	7,500	7,499
Total Commercial Paper – 22.9%		325,482
Master Note		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
1.190%, 4–5–17 (A)	48,381	48,381
Total Master Note – 3.4%		48,381
Notes		
Banco del Estado de Chile (1-Month U.S. LIBOR plus 46 bps),		
1.440%, 4–22–17 (A)	15,000	15,000

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
Banco del Estado de Chile (1-Month U.S. LIBOR plus 24 bps),		
1.220%, 4–22–17 (A)	$20,000	$ 20,000
Bank of Montreal (1-Month U.S. LIBOR plus 43 bps),		
1.290%, 4–9–17 (A)	15,000	15,000
Bank of Montreal (1-Month U.S. LIBOR plus 34 bps),		
1.230%, 4–14–17 (A)	15,000	15,000
Bank of Montreal (1-Month U.S. LIBOR plus 19 bps),		
1.100%, 4–15–17 (A)	15,000	15,000
Bank of Nova Scotia (The) (1-Month U.S. LIBOR plus 51 bps),		
1.340%, 4–5–17 (A)	15,000	15,000
Bank of Nova Scotia (The) (1-Month U.S. LIBOR plus 38 bps),		
1.160%, 4–1–17 (A)	15,000	15,000
Royal Bank of Canada (1-Month U.S. LIBOR plus 26 bps),		
1.240%, 4–20–17 (A)	30,000	30,000
Toronto-Dominion Bank (3-Month U.S. LIBOR plus 50 bps),		
1.550%, 6–2–17 (A)	15,000	15,000
Toronto-Dominion Bank (1-Month U.S. LIBOR plus 10 bps),		
1.220%, 4–13–17 (A)	20,000	20,000
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 35 bps),		
1.160%, 4–7–17 (A)	25,000	25,000
Wells Fargo Bank N.A. (1-Month U.S. LIBOR plus 47 bps),		
1.450%, 4–25–17 (A)	10,000	10,000
Wells Fargo Bank N.A. (1-Month U.S. LIBOR plus 46 bps),		
1.270%, 4–3–17 (A)	15,000	15,000
Wells Fargo Bank N.A. (3-Month U.S. LIBOR plus 35 bps),		
1.390%, 5–16–17 (A)	10,000	10,000
Wells Fargo Bank N.A. (1-Month U.S. LIBOR plus 25 bps),		
1.110%, 4–10–17 (A)	10,000	10,000
Total Notes – 17.2%		245,000
TOTAL CORPORATE OBLIGATIONS – 47.8%		$679,863
(Cost: $679,863)		

MUNICIPAL OBLIGATIONS	Principal	Value
California – 0.7%		
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co.), Ser C (GTD by TD Bank N.A.) (BVAL plus 12 bps),		
0.840%, 4–1–17 (A)	2,725	2,725

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by FNMA) (BVAL plus 10 bps),		
0.850%, 4–7–17 (A)	$ 1,425	$ 1,425
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank N.A.) (BVAL plus 14 bps),		
0.840%, 4–7–17 (A)	5,080	5,080
The Regents of the Univ of CA, Gen Rev Bonds, Ser AL (BVAL plus 9 bps),		
0.890%, 4–7–17 (A)	1,000	1,000
		10,230
Colorado – 1.5%		
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.) (BVAL plus 24 bps),		
0.940%, 4–7–17 (A)	12,785	12,785
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.) (BVAL plus 24 bps),		
0.940%, 4–7–17 (A)	7,200	7,200
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.) (BVAL plus 30 bps),		
1.000%, 4–7–17 (A)	1,500	1,500
		21,485
Florida – 0.4%		
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America N.A.) (BVAL plus 25 bps),		
0.950%, 4–1–17 (A)	5,060	5,060
Georgia – 0.8%		
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by Wells Fargo Bank N.A.),		
1.000%, 4–20–17	12,007	12,007
Illinois – 1.0%		
Chicago, IL, Multi-Fam Hsng Rev Bonds (North Larrabee Ltd. Partnership Proj), Ser 2001A (GTD by Harris Trust and Savings Bank) (BVAL plus 27 bps),		
0.970%, 4–7–17 (A)	3,745	3,745

SCHEDULE OF INVESTMENTS CASH MANAGEMENT *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Illinois (Continued)		
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank N.A.) (BVAL plus 23 bps), 0.930%, 4–7–17 (A)	$ 3,745	$ 3,745
IL Fin Auth, Var Rate Demand Rev Bonds (North Park Univ Proj), Ser 2005 (GTD by JPMorgan Chase BankN.A.) (BVAL plus 22 bps), 0.920%, 4–7–17 (A)	2,000	2,000
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (GTD by JPMorgan Chase Bank N.A.) (BVAL plus 12 bps), 0.930%, 4–7–17 (A)	5,245	5,245
		14,735
Kansas – 0.8%		
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.) (BVAL plus 17 bps), 0.900%, 4–1–17 (A)	9,650	9,650
Louisiana – 3.6%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.) (BVAL plus 24 bps), 0.940%, 4–7–17 (A)	16,150	16,150
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.) (BVAL plus 9.7 bps), 0.930%, 4–1–17 (A)	19,650	19,650
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York Mellon (The)) (BVAL plus 25 bps), 0.950%, 4–7–17 (A)	8,505	8,505
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp. Proj), Ser 1996 (GTD by Exxon Mobil Corp.) (BVAL plus 18 bps), 0.880%, 4–1–17 (A)	7,500	7,500
		51,805
Maryland – 0.8%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by TD Bank N.A.) (BVAL plus 20 bps), 0.900%, 4–7–17 (A)	11,165	11,165

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Michigan – 0.4%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds, Ser 2007 (GTD by Air Prods and Chemicals, Inc.) (BVAL plus 23 bps), 0.930%, 4–1–17 (A)	$ 6,000	$ 6,000
Minnesota – 4.2%		
Minneapolis, MN, Hsng Dev, Rfdg Rev Bonds (One Ten Grant Proj), Ser 1989 (GTD by FNMA) (BVAL plus 8 bps), 0.900%, 4–7–17 (A)	1,910	1,910
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008A (GTD by U.S. Bank N.A.) (BVAL plus 25 bps), 0.950%, 4–7–17 (A)	31,295	31,295
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2011A (GTD by U.S. Bank N.A.) (BVAL plus 12 bps), 0.930%, 4–7–17 (A)	26,000	26,000
		59,205
Mississippi – 4.1%		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.) (BVAL plus 19 bps), 0.890%, 4–1–17 (A)	57,625	57,625
Missouri – 0.5%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.) (BVAL plus 22 bps), 0.920%, 4–7–17 (A)	7,300	7,300
Nebraska – 0.9%		
Lancaster Cnty, NE, Hosp Auth, Hosp Rev Rfdg Bonds (Bryan LGH Med Ctr), Ser 2008B-1 (GTD by U.S. Bank N.A.) (BVAL plus 20 bps), 0.900%, 4–1–17 (A)	13,370	13,370
New Jersey – 0.2%		
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp. Issue, Ser 2008C (GTD by JPMorgan Chase & Co.) (BVAL plus 9 bps), 0.920%, 4–7–17 (A)	3,200	3,200

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
New York – 14.8%		
Long Island Power Auth, Elec Sys Gen Rev Commercial Paper Notes, Ser 2015 GR-2A (GTD by BMO), 1.040%, 4–27–17	$55,625	$ 55,625
NY Hsng Fin Agy, 625 W 57th Street Hsng Rev Bonds, Ser 2016A (GTD by Bank of New York Mellon (The)) (BVAL plus 20 bps), 0.900%, 4–7–17 (A)	10,000	10,000
NY Hsng Fin Agy, Hsng Rev Bonds, Ser 2016A (GTD by JPMorgan Chase Bank N.A.) (BVAL plus 18 bps), 0.880%, 4–7–17 (A)	3,000	3,000
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by FHLMC) (BVAL plus 17 bps), 0.870%, 4–7–17 (A)	16,900	16,900
NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2015A-1 (GTD by Bank of America N.A.) (BVAL plus 18 bps), 0.880%, 4–7–17 (A)	36,400	36,400
NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2012A (GTD by Bank of America N.A.) (BVAL plus 18 bps), 0.880%, 4–7–17 (A)	4,500	4,500
NY Metro Trans Auth, Trans Rev Var Rate Bonds, Ser 2005E-3 (GTD by Bank of Montreal) (BVAL plus 21 bps), 0.910%, 4–7–17 (A)	2,655	2,655
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2013A (GTD by Wells Fargo Bank N.A.) (BVAL plus 18 bps), 0.880%, 4–7–17 (A)	1,000	1,000
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2015B (GTD by Wells Fargo Bank N.A.) (BVAL plus 20 bps), 0.900%, 4–7–17 (A)	24,700	24,700
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.) (BVAL plus 18 bps), 0.880%, 4–7–17 (A)	3,100	3,100
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-1 (GTD by Bank of America N.A.) (BVAL plus 18 bps), 0.880%, 4–7–17 (A)	41,200	41,200
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.) (BVAL plus 11 bps), 0.870%, 4–7–17 (A)	10,191	10,191
		209,271

SCHEDULE OF INVESTMENTS

CASH MANAGEMENT *(in thousands)*

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Ohio – 0.9%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.) (BVAL plus 13 bps), 0.930%, 4–7–17 (A)	$8,900	$ 8,900
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.) (BVAL plus 13 bps), 0.930%, 4–7–17 (A)	4,000	4,000
		12,900
Pennsylvania – 0.5%		
EPC-Allentown, LLC, Incr Taxable Var Rate Demand Bonds, Ser 2005 (GTD by U.S. Bank N.A.) (1-Week U.S. LIBOR plus 10 bps), 1.030%, 4–7–17 (A)	6,855	6,855
South Carolina – 0.1%		
Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.) (BVAL plus 10 bps), 0.910%, 4–7–17 (A)	2,000	2,000
Tennessee – 0.6%		
Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank N.A.) (BVAL plus 21 bps), 0.910%, 4–7–17 (A)	8,160	8,160

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Texas – 1.4%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.) (BVAL plus 11 bps), 0.920%, 4–7–17 (A)	$ 2,940	$ 2,940
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds, Ser 2005 (GTD by Air Products and Chemicals, Inc.) (BVAL plus 23 bps), 0.930%, 4–1–17 (A)	16,700	16,700
		19,640
Virginia – 0.0%		
Stafford County, Staunton Indl Dev Auth (VA) Rev Bonds, Ser 05-B (GTD by Bank of America N.A.), 1.050%, 4–6–17	320	320
Wisconsin – 0.2%		
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank N.A.) (BVAL plus 25 bps), 0.950%, 4–7–17 (A)	3,400	3,400
Wyoming – 1.1%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.) (BVAL plus 19 bps), 0.890%, 4–1–17 (A)	16,300	16,300
TOTAL MUNICIPAL OBLIGATIONS – 39.5%		**$561,683**

(Cost: $561,683)

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Treasury Bills – 0.4%		
U.S. Treasury Bills, 0.740%, 4–27–17	$ 5,000	$ 4,997
United States Government Agency Obligations – 14.0%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
0.820%, 4–7–17 (A)	13,406	13,406
0.870%, 4–7–17 (A)	90,904	90,904
0.880%, 4–7–17 (A)	31,632	31,632
0.900%, 4–7–17 (A)	63,380	63,380
		199,322
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 14.4%		**$ 204,319**

(Cost: $204,319)

TOTAL INVESTMENT SECURITIES – 101.7%		**$1,445,865**

(Cost: $1,445,865)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.7)%		(23,685)
NET ASSETS – 100.0%		**$1,422,180**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(B) Rate shown is the yield to maturity at March 31, 2017.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$—	$ 679,863	$—
Municipal Obligations	—	561,683	—
United States Government and Government Agency Obligations	—	204,319	—
Total	$—	$1,445,865	$—

During the period ended March 31, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Municipal AAA Benchmark
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF MARCH 31, 2017 (UNAUDITED)

Asset Allocation

Stocks	5.9%
Utilities	2.5%
Energy	1.4%
Financials	1.0%
Information Technology	1.0%
Bonds	91.7%
Corporate Debt Securities	58.5%
United States Government and Government Agency Obligations	27.8%
Other Government Securities	3.2%
Loans	2.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.4%

Quality Weightings

Investment Grade	51.2%
AA	28.0%
A	3.7%
BBB	19.5%
Non-Investment Grade	40.5%
BB	21.9%
B	11.6%
CCC	2.4%
Non-rated	4.6%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	8.3%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	36/220	17
3 Year	83/204	41
5 Year	62/159	39
10 Year	42/88	48

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	52.9%
United States	44.3%
Mexico	4.2%
Panama	3.6%
Other North America	0.8%
Europe	20.6%
United Kingdom	7.0%
Netherlands	4.7%
Luxembourg	4.5%
Other Europe	4.4%
South America	15.9%
Brazil	4.5%
Chile	4.2%
Argentina	3.5%
Other South America	3.7%
Pacific Basin	5.6%
Bahamas/Caribbean	1.3%
Other	1.0%
Middle East	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.4%

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

GLOBAL BOND FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Brazil		
Utilities – 1.5%		
Alupar Investimento S.A.	648	$ 4,217
Transmissora Alianca de Energia Eletrica S.A.	541	3,964
		8,181
Total Brazil – 1.5%		$ 8,181
Chile		
Utilities – 0.4%		
Aguas Andinas S.A.	3,909	2,279
Total Chile – 0.4%		$ 2,279
Panama		
Financials – 1.0%		
Banco Latinoamericano de Comercio Exterior S.A.	188	5,206
Total Panama – 1.0%		$ 5,206
United Kingdom		
Energy – 1.4%		
Royal Dutch Shell plc, Class A	261	6,867
Seadrill Partners LLC	107	383
		7,250
Total United Kingdom – 1.4%		$ 7,250
United States		
Information Technology – 1.0%		
Intel Corp.	151	5,440
Utilities – 0.6%		
PPL Corp.	84	3,146
Total United States – 1.6%		$ 8,586
TOTAL COMMON STOCKS – 5.9%		$31,502
(Cost: $33,215)		

CORPORATE DEBT SECURITIES	Principal	
Argentina		
Energy – 2.1%		
Pan American Energy LLC:		
7.875%, 5–7–21	$ 1,650	1,781
7.875%, 5–7–21 (A)	4,000	4,317
YPF Sociedad Anonima:		
8.875%, 12–19–18 (A)	3,900	4,243
8.500%, 3–23–21 (A)	750	822
		11,163
Total Argentina – 2.1%		$ 11,163

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Austria		
Consumer Staples – 0.5%		
ESAL GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 6.250%, 2–5–23 (A)	$ 1,525	$ 1,525
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 7.750%, 10–28–20 (A)	1,050	1,100
		2,625
Total Austria – 0.5%		$ 2,625
Brazil		
Energy – 0.0%		
Lancer Finance Co. (SPV) Ltd. 5.850%, 12–12–16 (A)(B)	735	—*
Financials – 0.1%		
Banco Cruzeiro do Sul S.A. 8.500%, 2–20–15 (A)(B)	7,500	376
Materials – 2.1%		
Suzano Trading Ltd. 5.875%, 1–23–21 (A)	7,450	7,936
Vale Overseas Ltd.:		
4.625%, 9–15–20	1,600	1,662
6.250%, 8–10–26	1,425	1,548
		11,146
Total Brazil – 2.2%		$11,522
British Virgin Islands		
Energy – 0.4%		
QGOG Atlantic/Alaskan Rigs Ltd.:		
5.250%, 7–30–18 (A)	1,982	1,933
5.250%, 7–30–18	279	272
		2,205
Total British Virgin Islands – 0.4%		$ 2,205
Canada		
Financials – 0.8%		
Bank of Montreal 1.800%, 7–31–18	3,400	3,407
Royal Bank of Canada 2.500%, 1–19–21	750	755
		4,162
Total Canada – 0.8%		$ 4,162
Cayman Islands		
Telecommunication Services – 0.7%		
Sable International Finance Ltd. 6.875%, 8–1–22 (A)	3,600	3,807
Total Cayman Islands – 0.7%		$ 3,807

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Chile		
Industrials – 1.5%		
Guanay Finance Ltd. 6.000%, 12–15–20 (A) . . . $	3,498	$ 3,590
LATAM Airlines Group S.A. 7.250%, 6–9–20 (A)	4,300	4,540
		8,130
Materials – 2.3%		
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1–19–18 (A)	10,450	10,582
4.375%, 5–15–23 (A)	1,600	1,638
		12,220
Total Chile – 3.8%		$20,350
China		
Information Technology – 0.5%		
Alibaba Group Holding Ltd. 1.625%, 11–28–17	2,750	2,747
Total China – 0.5%		$ 2,747
Columbia		
Financials – 0.3%		
Banco de Bogota S.A. 5.375%, 2–19–23 (A)	1,500	1,558
Utilities – 2.6%		
Emgesa S.A. E.S.P. 8.750%, 1–25–21 (C) . . . . COP	20,786,000	7,376
Empresas Publicas de Medellin E.S.P. 8.375%, 2–1–21 (C)	18,938,000	6,653
		14,029
Total Columbia – 2.9%		$ 15,587
France		
Financials – 0.7%		
Societe Generale S.A. 5.922%, 4–29–49 (A) . . . . $	4,000	4,000
Total France – 0.7%		$ 4,000
Hong Kong		
Telecommunication Services – 0.4%		
Hutchison Whampoa Ltd. 1.625%, 10–31–17 (A)	2,000	1,998
Total Hong Kong – 0.4%		$ 1,998
India		
Industrials – 0.7%		
Adani Ports and Special Economic Zone Ltd. 3.500%, 7–29–20 (A) . . .	3,500	3,523

SCHEDULE OF INVESTMENTS GLOBAL BOND FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials – 0.5%		
Vedanta Resources plc		
6.375%, 7–30–22 (A)	$ 2,700	$ 2,719
Utilities – 0.0%		
Tata Electric Co.		
8.500%, 8–19–17	200	203
Total India – 1.2%		$ 6,445
Indonesia		
Financials – 0.2%		
Bank Rakyat Indonesia		
2.950%, 3–28–18	905	904
Total Indonesia – 0.2%		$ 904
Ireland		
Financials – 0.5%		
MTS International Funding Ltd.		
5.000%, 5–30–23 (A)	2,400	2,485
Industrials – 0.2%		
Russian Railways via RZD Capital Ltd.		
8.300%, 4–2–19 (C)	RUB 68,000	1,193
Telecommunication Services – 0.4%		
Mobile TeleSystems OJSC		
5.000%, 5–30–23	$ 2,300	2,381
Total Ireland – 1.1%		$ 6,059
Jamaica		
Telecommunication Services – 0.2%		
Digicel Group Ltd.		
6.000%, 4–15–21 (A)	1,000	909
Total Jamaica – 0.2%		$ 909
Luxembourg		
Consumer Discretionary – 0.7%		
Altice S.A.		
7.625%, 2–15–25 (A)	3,350	3,541
Financials – 2.8%		
OJSC Russian Agricultural Bank		
5.100%, 7–25–18 (A)	6,200	6,386
VTB Capital S.A.		
6.000%, 4–12–17 (A)	8,770	8,776
		15,162
Information Technology – 0.9%		
BC Luxco 1 S.A.		
7.375%, 1–29–20 (A)	4,815	4,947
Total Luxembourg – 4.4%		$23,650
Mexico		
Consumer Staples – 0.4%		
Grupo Bimbo S.A.B. de C.V.		
4.875%, 6–30–20 (A)	2,200	2,339

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials – 0.7%		
Banco Santander S.A.		
4.125%, 11–9–22 (A)	$ 2,000	$ 2,021
Unifin Financiera S.A.B. de C.V. SOFOM E.N.R.		
7.250%, 9–27–23 (A)	1,500	1,515
		3,536
Materials – 3.1%		
C5 Capital (SPV) Ltd. (3-Month U.S. LIBOR plus 428 bps)		
5.424%, 12–29–49 (A)(D)	5,000	4,200
CEMEX S.A.B. de C.V.:		
6.500%, 12–10–19 (A)	8,100	8,545
7.250%, 1–15–21 (A)	3,750	4,013
		16,758
Total Mexico – 4.2%		$22,633
Netherlands		
Consumer Discretionary – 1.5%		
Myriad International Holdings B.V.		
6.375%, 7–28–17 (A)	2,750	2,779
VTR Finance B.V.		
6.875%, 1–15–24 (A)	4,802	4,994
		7,773
Consumer Staples – 0.5%		
Marfrig Holdings (Europe) B.V.:		
6.875%, 6–24–19 (A)	1,000	1,027
8.000%, 6–8–23 (A)	1,800	1,881
		2,908
Energy – 1.1%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.):		
4.875%, 3–17–20	3,500	3,589
8.375%, 5–23–21	2,200	2,489
		6,078
Materials – 0.8%		
Cimpor Financial Operations B.V. (GTD by InterCement Participacoes S.A. and InterCement Brasil S.A.)		
5.750%, 7–17–24 (A)	4,600	4,060
Telecommunication Services – 0.4%		
VimpleCom Holdings B.V.		
9.000%, 2–13–18 (A)(C)	RUB 120,000	2,125
Utilities – 0.4%		
Majapahit Holding B.V.		
7.750%, 1–20–20 (A)	$ 2,000	2,256
Total Netherlands – 4.7%		$25,200

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Panama		
Financials – 2.6%		
Banco Latinoamericano de Comercio Exterior S.A.		
3.750%, 4–4–17 (A)	$13,800	$13,800
Total Panama – 2.6%		$13,800
Peru		
Financials – 0.1%		
BBVA Banco Continental S.A.		
3.250%, 4–8–18	500	506
Real Estate – 0.7%		
InRetail Shopping Malls		
5.250%, 10–10–21 (A)	3,600	3,681
Total Peru – 0.8%		$ 4,187
Qatar		
Energy – 0.2%		
Ras Laffan Liquefied Natural Gas Co. Ltd. II		
5.298%, 9–30–20 (A)	1,131	1,188
Total Qatar – 0.2%		$ 1,188
Russia		
Materials – 0.6%		
Uralkali Finance Ltd.		
3.723%, 4–30–18 (A)	3,000	3,022
Total Russia – 0.6%		$ 3,022
Singapore		
Consumer Staples – 2.5%		
Olam International Ltd.:		
5.750%, 9–20–17	3,300	3,337
7.500%, 8–12–20	9,150	9,973
		13,310
Telecommunication Services – 0.8%		
TBG Global Pte. Ltd.		
4.625%, 4–3–18 (A)	4,400	4,431
Total Singapore – 3.3%		$ 17,741
Spain		
Financials – 0.9%		
Banco Bilbao Vizcaya Argentaria S.A.		
9.000%, 5–29–49	4,400	4,611
Total Spain – 0.9%		$ 4,611
United Arab Emirates		
Financials – 0.8%		
ICICI Bank Ltd.:		
4.800%, 5–22–19 (A)	1,500	1,567
3.500%, 3–18–20 (A)	2,875	2,921
		4,488
Total United Arab Emirates – 0.8%		$ 4,488

MARCH 31, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
United Kingdom		
Consumer Staples – 0.5%		
BAT International Finance plc		
1.850%, 6–15–18 (A)	$1,000	$ 1,000
Imperial Tobacco Finance plc		
3.750%, 7–21–22 (A)	1,750	1,797
		2,797
Financials – 5.1%		
Barclays plc		
8.250%, 12–29–49	4,100	4,308
HSBC Holdings plc		
5.625%, 12–29–49	3,100	3,100
Industrial and Commercial Bank of China Ltd.		
2.250%, 12–21–18	2,000	1,998
State Bank of India:		
4.125%, 8–1–17 (A)	2,400	2,416
3.250%, 4–18–18 (A)	11,825	11,964
3.622%, 4–17–19 (A)	3,600	3,678
		27,464
Total United Kingdom – 5.6%		$30,261
United States		
Consumer Discretionary – 0.6%		
Globo Comunicacoe e Participacoes S.A.		
5.307%, 5–11–22 (A)(F)	3,250	3,254
Consumer Staples – 0.9%		
Anheuser-Busch InBev S.A./N.V.		
2.650%, 2–1–21	2,000	2,015
SABMiller Holdings, Inc.		
2.200%, 8–1–18	2,800	2,818
		4,833
Energy – 0.3%		
PBF Holding Co. LLC and PBF Finance Corp.		
8.250%, 2–15–20	1,600	1,632
Financials – 2.4%		
Citigroup, Inc.		
8.400%, 4–29–49	3,675	3,903
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.		
3.480%, 6–1–19 (A)	1,500	1,538
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.)		
3.000%, 9–25–17	3,600	3,621
Wells Fargo & Co.		
7.980%, 3–29–49	3,475	3,618
		12,680
Health Care – 0.5%		
Fresenius U.S. Finance II, Inc.:		
4.250%, 2–1–21 (A)	300	311
4.500%, 1–15–23 (A)	2,250	2,328
		2,639

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Industrials – 1.2%		
BAE Systems Holdings, Inc.		
2.850%, 12–15–20 (A)	$1,750	$ 1,769
TransDigm, Inc. (GTD by TransDigm Group, Inc.)		
6.000%, 7–15–22	4,606	4,666
		6,435
Information Technology – 1.6%		
Alliance Data Systems Corp.		
5.250%, 12–1–17 (A)	5,550	5,620
Micron Technology, Inc.		
5.875%, 2–15–22	2,850	2,978
		8,598
Materials – 1.1%		
BakerCorp International, Inc.		
8.250%, 6–1–19	2,100	1,963
Hillman Group, Inc. (The)		
6.375%, 7–15–22 (A)	3,777	3,603
		5,566
Real Estate – 1.1%		
Aircastle Ltd.		
4.625%, 12–15–18	5,865	6,063
Telecommunication Services – 3.0%		
American Tower Corp.		
3.400%, 2–15–19	5,100	5,214
T-Mobile USA, Inc.		
6.000%, 3–1–23	8,120	8,671
Verizon Communications, Inc.		
2.625%, 2–21–20	2,307	2,335
		16,220
Total United States – 12.7%		$67,920
TOTAL CORPORATE DEBT SECURITIES – 58.5%		$313,184

(Cost: $327,000)

OTHER GOVERNMENT SECURITIES (G)

	Principal	Value
Argentina – 1.4%		
Aeropuertos Argentina 2000 S.A.		
6.875%, 2–1–27 (A)	850	878
Province of Buenos Aires		
9.950%, 6–9–21	5,454	6,204
Republic of Argentina		
5.625%, 1–26–22 (A)	500	512
		7,594
Brazil – 0.8%		
Federative Republic of Brazil		
4.875%, 1–22–21	3,900	4,110
Luxembourg – 0.1%		
Rumo Luxembourg S.a.r.l.		
7.375%, 2–9–24 (A)	750	772

OTHER GOVERNMENT SECURITIES (G)

(Continued)	Principal	Value
Russia – 0.6%		
Russian Federation		
3.500%, 1–16–19 (A)	$3,000	$ 3,079
Saudi Arabia – 0.3%		
Saudi Arabia Government Bond		
2.375%, 10–26–21 (A)	1,500	1,474
TOTAL OTHER GOVERNMENT SECURITIES – 3.2%		$17,029

(Cost: $15,827)

LOANS (D)

	Principal	Value
United States		
Energy – 0.1%		
Empresas ICA S.A.		
9.300%, 6–20–17 (B)(H)	1,883	659
Industrials – 1.3%		
TransDigm, Inc. (ICE LIBOR plus 300 bps):		
3.982%, 2–28–20	1,295	1,292
4.147%, 2–28–20	5,834	5,822
		7,114
Information Technology – 0.4%		
Magic Newco LLC (ICE LIBOR plus 400 bps)		
5.000%, 12–12–18	2,155	2,161
Materials – 0.4%		
BakerCorp International, Inc. (ICE LIBOR plus 300 bps)		
4.250%, 2–7–20	1,974	1,905
Total United States – 2.2%		$ 11,839
TOTAL LOANS – 2.2%		$ 11,839

(Cost: $13,108)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
United States – 0.4%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.000%, 5–15–18 (I)	19	—*
5.500%, 3–15–23 (I)	6	—*
4.000%, 2–15–24 (I)	59	1
4.000%, 4–15–24 (I)	383	32
5.500%, 10–15–25 (I)	160	21
5.500%, 1–15–33 (I)	61	12
5.500%, 5–15–33 (I)	275	57
6.500%, 7–15–37 (I)	281	65
3.365%, 5–25–45 (A)	1,000	1,020
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates		
4.500%, 10–1–35	513	551

SCHEDULE OF INVESTMENTS

GLOBAL BOND FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
United States (Continued)		
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6–25–23 (I)	$ 13	$ 2
5.500%, 12–25–33 (I)	11	—*
5.500%, 8-25-35 (I)	240	40
5.500%, 11–25–36 (I)	289	59
Government National Mortgage Association Agency REMIC/CMO		
7.000%, 5–20–33 (I)	518	132
		1,992
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.4%		$1,992

(Cost: $4,032)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
United States – 27.4%		
U.S. Treasury Bonds		
2.250%, 11–15–25	$ 11,900	$ 11,796
U.S. Treasury Notes:		
2.375%, 7–31–17	2,100	2,111
0.625%, 9–30–17	20,000	19,972
0.875%, 5–31–18	12,000	11,965
0.750%, 9–30–18	15,000	14,903
0.875%, 5–15–19	12,000	11,893
3.500%, 5–15–20	7,810	8,269
2.625%, 11–15–20	17,000	17,552
2.125%, 8–15–21	12,700	12,849
1.250%, 10–31–21	5,800	5,637
1.750%, 11–30–21	5,600	5,563
1.750%, 5–15–22	19,250	19,044
1.500%, 8–15–26	5,800	5,366
		146,920
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 27.4%		$146,920

(Cost: $146,648)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (J) – 1.6%		
Bemis Co., Inc.		
1.140%, 4–11–17	$1,500	$ 1,500
Sysco Corp.		
1.090%, 4–3–17	7,262	7,261
		8,761
Master Note – 0.9%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps)		
1.190%, 4–5–17 (E)	4,809	4,809
TOTAL SHORT-TERM SECURITIES – 2.5%		$ 13,570
(Cost: $13,570)		
TOTAL INVESTMENT SECURITIES – 100.1%		$536,036
(Cost: $553,400)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(527)
NET ASSETS – 100.0%		$535,509

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2017 the total value of these securities amounted to $206,629 or 38.6% of net assets.

(B) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (COP – Columbian Peso and RUB – Russian Ruble).

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at March 31, 2017.

(G) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(H) Securities whose value was determined using significant unobservable inputs.

(I) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(J) Rate shown is the yield to maturity at March 31, 2017.

The following forward foreign currency contracts were outstanding at March 31, 2017:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	5,632	U.S. Dollar	6,973	4–21–17	Barclays Capital, Inc.	$—	$86

SCHEDULE OF INVESTMENTS

GLOBAL BOND FUND *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$31,502	$ —	$ —
Corporate Debt Securities	—	313,184	—
Other Government Securities	—	17,029	—
Loans	—	11,180	659
United States Government Agency Obligations	—	1,992	—
United States Government Obligations	—	146,920	—
Short-Term Securities	—	13,570	—
Total	$31,502	$503,875	$659
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 86	$ —

During the period ended March 31, 2017, there were no transfers between any levels.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
ICE = IntercontinentalExchange
LIBOR = London Interbank Offered Rate
REMIC = Real Estate Mortgage Investment Conduit

Market Sector Diversification

(as a % of net assets)

United States Government and Government Agency Obligations	27.8%
Financials	19.0%
Materials	10.9%
Telecommunication Services	5.9%
Energy	5.6%
Utilities	5.5%
Consumer Staples	5.3%
Information Technology	4.0%
Industrials	5.3%
Other Government Securities	3.2%
Consumer Discretionary	2.8%
Real Estate	1.8%
Health Care	0.5%
Other+	2.4%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF MARCH 31, 2017 (UNAUDITED)

Asset Allocation

Bonds	93.5%
United States Government and Government Agency Obligations	93.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	6.5%

Lipper Rankings

Category: Lipper General U.S. Government Funds	Rank	Percentile
1 Year	67/101	66
3 Year	76/97	78
5 Year	79/92	85
10 Year	67/78	85

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Quality Weightings

Investment Grade	92.4%
AA	92.4%
Non-Investment Grade	1.1%
Non-rated	1.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	6.5%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 11.1%		
Federal Farm Credit Bank:		
3.560%, 10–6–32	$5,000	$ 5,183
3.460%, 2–22–33	3,500	3,512
Federal Home Loan Bank,		
2.500%, 4–27–26	5,000	4,840
Tennessee Valley Authority,		
2.875%, 2–1–27	5,000	5,017
U.S. Department of Transportation,		
6.001%, 12–7–21 (A)	6,000	6,740
		25,292
Mortgage-Backed Obligations – 47.0%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.000%, 4–15–18	452	461
2.790%, 6–25–22	7,250	7,265
5.000%, 5–15–23	1,393	1,472
3.000%, 10–15–36	4,379	4,488
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (3-Year U.S. Treasury index plus 68 bps),		
4.185%, 12–25–20 (B)	4,000	4,275
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
3.000%, 1–1–33	4,818	4,878
4.000%, 10–1–44	3,148	3,305
3.000%, 4–15–46	3,994	4,050
3.000%, 4–15–53	4,579	4,578
Federal National Mortgage Association Agency REMIC/CMO:		
2.640%, 6–1–22	1,453	1,477
3.020%, 1–1–23	1,196	1,232
2.630%, 2–1–23	2,245	2,247
2.357%, 3–1–23	2,770	2,762
2.390%, 6–1–25	2,120	2,131
3.360%, 7–1–25	2,624	2,713
4.000%, 3–25–33	2,037	2,180
2.000%, 4–25–39	2,873	2,831
4.500%, 6–25–40	303	319
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
2.790%, 11–1–18	7,804	7,918
2.580%, 5–1–19	6,555	6,639

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.380%, 11–1–20	$ 558	$ 558
4.380%, 6–1–21	6,904	7,407
5.500%, 10–1–21	529	553
2.705%, 4–1–23	970	980
3.500%, 8–1–26	2,151	2,248
4.000%, 12–1–31	1,887	1,997
5.500%, 12–1–34	576	644
3.500%, 4–25–37	3,680	3,819
6.000%, 4–1–39	756	854
4.500%, 2–1–44	3,456	3,754
4.000%, 10–1–44	3,435	3,604
Government National Mortgage Association Agency REMIC/CMO:		
5.000%, 4–16–39	163	168
2.000%, 3–16–42	13,204	13,101
		106,908
United States Government Agency Obligations – 2.5%		
Overseas Private Investment Corp. (GTD by U.S. Government),		
5.142%, 12–15–23	2,833	3,049
Ukraine Government AID Bond,		
1.844%, 5–16–19	2,500	2,525
		5,574
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 60.6%		**$ 137,774**

(Cost: $138,904)

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Obligations – 32.9%		
U.S. Treasury Bonds:		
9.000%, 11–15–18	8,000	9,011
5.250%, 2–15–29	3,000	3,846
3.500%, 2–15–39	1,000	1,100
2.750%, 11–15–42	5,000	4,760
2.500%, 2–15–45	2,500	2,246
2.500%, 2–15–46	2,500	2,240
2.250%, 8–15–46	4,000	3,384
U.S. Treasury Notes:		
1.000%, 3–15–18	5,000	4,996
3.625%, 8–15–19	6,000	6,318

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
1.625%, 3–15–20	$1,000	$ 1,003
1.375%, 9–30–20	4,000	3,960
1.125%, 9–30–21	1,500	1,451
2.000%, 12–31–21	5,000	5,019
1.750%, 5–15–22	3,500	3,462
2.125%, 2–29–24	2,000	1,989
2.250%, 11–15–24	6,380	6,362
2.000%, 8–15–25	4,000	3,894
1.625%, 2–15–26	5,000	4,700
1.625%, 5–15–26	5,500	5,158
		74,899
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 32.9%		**$ 74,899**

(Cost: $76,330)

SHORT-TERM SECURITIES

United States Government Agency Obligations – 5.3%	Principal	Value
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
0.820%, 4–7–17 (C)	1,366	1,366
0.820%, 4–7–17 (C)	1,108	1,109
0.820%, 4–7–17 (C)	350	350
0.820%, 4–7–17 (C)	335	335
0.870%, 4–7–17 (C)	2,725	2,725
0.870%, 4–7–17 (C)	1,875	1,875
0.870%, 4–7–17 (C)	1,280	1,280
0.870%, 4–7–17 (C)	1,000	1,000
0.880%, 4–7–17 (C)	1,439	1,439
0.880%, 4–7–17 (C)	637	637
		12,116
TOTAL SHORT-TERM SECURITIES – 5.3%		**$ 12,116**

(Cost: $12,116)

TOTAL INVESTMENT SECURITIES – 98.8%		**$224,789**

(Cost: $227,350)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%		2,772
NET ASSETS – 100.0%		**$ 227,561**

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2017 the total value of these securities amounted to $6,740 or 3.0% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

SCHEDULE OF INVESTMENTS GOVERNMENT SECURITIES FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
United States Government Agency Obligations	$—	$ 137,774	$—
United States Government Obligations	—	74,899	—
Short-Term Securities	—	12,116	—
Total	$—	$224,789	$—

During the period ended March 31, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AID = Agency International Development
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF MARCH 31, 2017 (UNAUDITED)

Asset Allocation

Stocks	1.0%
Consumer Staples	0.3%
Energy	0.3%
Consumer Discretionary	0.2%
Telecommunication Services	0.2%
Warrants	0.0%
Bonds	92.2%
Corporate Debt Securities	75.4%
Loans	16.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	6.8%

Lipper Rankings

Category: Lipper High Yield Funds	Rank	Percentile
1 Year	100/673	15
3 Year	295/570	52
5 Year	45/448	11
10 Year	22/304	8

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Quality Weightings

Investment Grade	1.0%
BBB	1.0%
Non-Investment Grade	91.2%
BB	13.0%
B	41.5%
CCC	32.1%
Below CCC	0.5%
Non-rated	4.1%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	7.8%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

MARCH 31, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Cable & Satellite – 0.2%		
Altice N.V., Class A (A)(B)	196	$ 4,434
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)(C)	—*	132
Total Consumer Discretionary – 0.2%		4,566
Energy		
Oil & Gas Equipment & Services – 0.1%		
Key Energy Services, Inc. (A)	27	631
Larchmont Resources LLC (A)(B)(D)(E)	4	1,408
		2,039
Oil & Gas Exploration & Production – 0.2%		
Midstates Petroleum Co., Inc. (A)	170	3,130
Sabine Oil & Gas Corp. (A)(D)	1	38
		3,168
Total Energy – 0.3%		5,207
TOTAL COMMON STOCKS – 0.5%		$ 9,773

(Cost: $8,435)

PREFERRED STOCKS		
Consumer Staples		
Agricultural Products – 0.3%		
Pinnacle Agriculture Enterprises LLC (A)(C)(D)	12,015	5,461
Total Consumer Staples – 0.3%		5,461
Telecommunication Services		
Integrated Telecommunication Services – 0.2%		
Frontier Communications Corp., Convertible Series A, 11.125%	73	3,595
Total Telecommunication Services – 0.2%		3,595
TOTAL PREFERRED STOCKS – 0.5%		$ 9,056

(Cost: $12,368)

WARRANTS	Shares	Value
Agricultural Products – 0.0%		
ASG Consolidated LLC, expires 5–15–18 (C)(F)	7	—*
Coal & Consumable Fuels – 0.0%		
Foresight Energy L.P., expires 10–3–27 (F)	12	791
Oil & Gas Exploration & Production – 0.0%		
Sabine Oil & Gas Corp., expires 12–29–29 (D)(F)	1	3

WARRANTS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Sabine Oil & Gas Corp., expires 12–29–29 (D)(F)	4	$ 19
		22
TOTAL WARRANTS – 0.0%		$ 813

(Cost: $438)

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Advertising – 0.7%		
Acosta, Inc., 7.750%, 10–1–22 (G)	$ 10,521	8,932
Lamar Media Corp., 5.375%, 1–15–24	3,062	3,162
Outfront Media Capital LLC and Outfront Media Capital Corp., 5.625%, 2–15–24	1,785	1,865
		13,959
Apparel Retail – 1.0%		
Hot Topic, Inc., 9.250%, 6–15–21 (G)	16,583	16,086
HT Intermediate Holdings Corp. (12.000% Cash or 12.750% PIK), 12.000%, 5–15–19 (G)(H)	4,142	4,121
		20,207
Automotive Retail – 0.6%		
Allison Transmission, Inc., 5.000%, 10–1–24 (G)	1,753	1,770
Group 1 Automotive, Inc., 5.000%, 6–1–22	2,292	2,309
Penske Automotive Group, Inc., 5.500%, 5–15–26	1,219	1,195
Sonic Automotive, Inc., 5.000%, 5–15–23	7,435	7,226
		12,500
Broadcasting – 1.7%		
Clear Channel Outdoor Holdings, Inc., 6.500%, 11–15–22	16,559	17,102
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20	12,304	12,412
Cumulus Media, Inc., 7.750%, 5–1–19	10,806	3,728
iHeartCommunications, Inc. (GTD by iHeartMedia Capital I LLC), 10.625%, 3–15–23	2,942	2,280
		35,522
Cable & Satellite – 9.8%		
Altice Financing S.A.:		
6.625%, 2–15–23 (G)	4,517	4,698
7.500%, 5–15–26 (G)	8,029	8,531

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Cable & Satellite (Continued)			
Altice S.A.:			
7.250%, 5–15–22 (G)(I)	EUR 771	$	870
7.750%, 5–15–22 (G)	$ 30,562		32,434
6.250%, 2–15–25 (G)(I)	EUR 966		1,097
7.625%, 2–15–25 (G)	$ 5,375		5,681
Altice U.S. Finance I Corp., 5.500%, 5–15–26 (G)	4,968		5,105
Block Communications, Inc., 6.875%, 2–15–25 (G)	1,439		1,525
Cablevision Systems Corp., 5.875%, 9–15–22	5,561		5,610
CCO Holdings LLC and CCO Holdings Capital Corp., 5.500%, 5–1–26 (G)	244		253
Columbus International, Inc., 7.375%, 3–30–21 (G)	1,414		1,515
DISH DBS Corp.:			
6.750%, 6–1–21	5,314		5,736
5.875%, 7–15–22	2,460		2,585
5.000%, 3–15–23	1,582		1,589
5.875%, 11–15–24	1,207		1,267
7.750%, 7–1–26	3,676		4,273
Neptune Finco Corp.:			
10.125%, 1–15–23 (G)	9,511		11,033
6.625%, 10–15–25 (G)	2,140		2,327
10.875%, 10–15–25 (G)	7,205		8,664
Numericable - SFR S.A., 7.375%, 5–1–26 (G)	22,514		23,189
Sirius XM Radio, Inc.:			
4.625%, 5–15–23 (G)	14,438		14,763
6.000%, 7–15–24 (G)	18,000		19,305
VTR Finance B.V., 6.875%, 1–15–24 (G)	22,263		23,153
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9–1–20 (G)	16,739		17,241
			202,444
Casinos & Gaming – 1.9%			
Gateway Casinos & Entertainment Ltd., 8.250%, 3–1–24 (G)	5,224		5,289
MCE Finance Ltd., 5.000%, 2–15–21 (G)	1,885		1,908
Studio City Finance Ltd., 8.500%, 12–1–20 (G)	11,503		12,035
Wynn Macau Ltd., 5.250%, 10–15–21 (G)	18,659		19,032
			38,264
Department Stores – 0.2%			
Bon-Ton Stores, Inc. (The), 8.000%, 6–15–21	12,060		4,824
Education Services – 3.1%			
Laureate Education, Inc.:			
10.000%, 9–1–19 (G)(J)	45,804		47,636
10.000%, 9–1–19	15,889		16,763
			64,399

SCHEDULE OF INVESTMENTS HIGH INCOME FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Homefurnishing Retail – 0.7%		
Restoration Hardware Holdings, Inc., Convertible:		
0.000%, 6–15–19 (G)(K)	$ 9,029	$ 8,104
0.000%, 7–15–20 (G)(K)	7,525	6,344
		14,448
Hotels, Resorts & Cruise Lines – 0.2%		
Carlson Travel, Inc., 6.750%, 12–15–23 (G)	4,660	4,846
Leisure Facilities – 0.2%		
AMC Entertainment Holdings, Inc.:		
5.875%, 11–15–26 (G)	1,259	1,273
6.125%, 5–15–27 (G)	1,740	1,755
		3,028
Movies & Entertainment – 1.8%		
AMC Entertainment, Inc., 5.750%, 6–15–25	7,845	8,041
Cinemark USA, Inc.:		
5.125%, 12–15–22	585	597
4.875%, 6–1–23	9,900	10,004
EMI Music Publishing Group North America Holdings, 7.625%, 6–15–24 (G)	2,929	3,193
WMG Acquisition Corp., 6.750%, 4–15–22 (G)	13,701	14,403
		36,238
Publishing – 0.4%		
MDC Partners, Inc., 6.500%, 5–1–24 (G)	7,554	7,205
Specialized Consumer Services – 1.0%		
Nielsen Co. (Luxembourg) S.a.r.l. (The):		
5.500%, 10–1–21 (G)	6,936	7,205
5.000%, 2–1–25 (G)	2,475	2,466
Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4–15–22 (G)	11,077	11,326
		20,997
Specialty Stores – 1.3%		
Jo-Ann Stores Holdings, Inc. (9.750% Cash or 10.500% PIK), 9.750%, 10–15–19 (G)(H)	28,474	27,549
Total Consumer Discretionary – 24.6%		506,430
Consumer Staples		
Food Distributors – 1.4%		
Performance Food Group, Inc., 5.500%, 6–1–24 (G)	4,819	4,927
Simmons Foods, Inc., 7.875%, 10–1–21 (G)	15,850	16,643
U.S. Foods, Inc., 5.875%, 6–15–24 (G)	7,350	7,626
		29,196
Packaged Foods & Meats – 1.7%		
AdvancePierre Foods Holdings, Inc., 5.500%, 12–15–24 (G)	$ 746	$ 754
Bumble Bee Foods LLC (9.625% Cash or 9.625% PIK), 9.625%, 3–15–18 (G)(H)	3,164	3,069
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.), 7.750%, 10–28–20 (G)	1,000	1,048
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7–15–24 (G)	10,650	10,970
5.750%, 6–15–25 (G)	4,373	4,417
Post Holdings, Inc.:		
7.750%, 3–15–24 (G)	4,604	5,077
5.500%, 3–1–25 (G)	1,854	1,849
8.000%, 7–15–25 (G)	2,929	3,288
5.000%, 8–15–26 (G)	2,469	2,364
5.750%, 3–1–27 (G)	1,854	1,849
		34,685
Personal Products – 0.2%		
Revlon Consumer Products Corp., 5.750%, 2–15–21	1,999	1,996
Revlon Escrow Corp., 6.250%, 8–1–24	1,235	1,232
		3,228
Tobacco – 0.4%		
Prestige Brands, Inc., 5.375%, 12–15–21 (G)	7,833	8,009
Total Consumer Staples – 3.7%		75,118
Energy		
Coal & Consumable Fuels – 0.4%		
Foresight Energy LLC and Foresight Energy Finance Corp. (9.000% Cash or 9.000% PIK), 9.000%, 8–15–21 (G)(H)(J)	6,419	7,414
Integrated Oil & Gas – 0.1%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.):		
6.125%, 1–17–22	495	519
7.375%, 1–17–27	1,237	1,308
		1,827
Oil & Gas Drilling – 1.1%		
KCA Deutag UK Finance plc:		
7.250%, 5–15–21 (G)	5,266	4,925
9.875%, 4–1–22 (G)	5,210	5,340
Noble Holding International Ltd., 7.750%, 1–15–24	2,464	2,366
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (G)(J)	20,048	8,621
Offshore Group Investment Ltd., 0.000%, 11–1–19 (C)	5,169	—*
Rowan Cos., Inc. (GTD by Rowan plc), 7.375%, 6–15–25	1,488	1,499
Trinidad Drilling Ltd., 6.625%, 2–15–25 (G)	$ 124	$ 124
		22,875
Oil & Gas Equipment & Services – 0.1%		
SESI LLC, 7.125%, 12–15–21	2,660	2,693
Oil & Gas Exploration & Production – 1.7%		
Bellatrix Exploration Ltd., 8.500%, 5–15–20 (G)	4,064	3,851
California Resources Corp., 8.000%, 12–15–22 (G)	3,144	2,562
Crownrock L.P., 7.750%, 2–15–23 (G)	1,941	2,057
EnCana Corp., 6.500%, 8–15–34	2,862	3,216
Endeavor Energy Resources L.P.:		
7.000%, 8–15–21 (G)	10,611	11,089
8.125%, 9–15–23 (G)	1,808	1,921
Gulfport Energy Corp., 6.625%, 5–1–23	595	602
Laredo Petroleum, Inc., 7.375%, 5–1–22	8,698	9,024
		34,322
Oil & Gas Refining & Marketing – 1.1%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.), 6.125%, 10–1–24 (G)	1,252	1,302
PDC Energy, Inc., 6.125%, 9–15–24 (G)	1,001	1,026
Seven Generations Energy Ltd.:		
8.250%, 5–15–20 (G)	8,153	8,520
6.750%, 5–1–23 (G)	11,328	11,838
		22,686
Oil & Gas Storage & Transportation – 0.1%		
Access Midstream Partners L.P., 4.875%, 5–15–23	3,056	3,148
Total Energy – 4.6%		94,965
Financials		
Consumer Finance – 1.0%		
Creditcorp, 12.000%, 7–15–18 (G)	11,476	9,984
CURO Financial Technologies Corp., 12.000%, 3–1–22 (G)	2,595	2,673
Quicken Loans, Inc., 5.750%, 5–1–25 (G)	8,962	8,805
		21,462
Diversified Capital Markets – 1.2%		
Patriot Merger Corp., 9.000%, 7–15–21 (G)	23,832	25,187
Investment Banking & Brokerage – 0.2%		
E*TRADE Financial Corp., 5.875%, 12–29–49	1,740	1,789

SCHEDULE OF INVESTMENTS HIGH INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage (Continued)		
GFI Group, Inc.,		
8.375%, 7–19–18 (J)	$ 1,234	$ 1,311
		3,100
Other Diversified Financial Services – 3.7%		
AAF Holdings LLC and AAF Finance Co. (12.000% Cash or 12.750% PIK),		
12.000%, 7–1–19 (G)(H)	4,485	4,665
Balboa Merger Sub, Inc.,		
11.375%, 12–1–21 (G)	25,339	28,063
Greektown Holdings LLC and Greektown Mothership Corp.,		
8.875%, 3–15–19 (G)	7,557	7,910
New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK),		
10.625%, 5–1–19 (G)(H)	42,792	35,517
		76,155
Property & Casualty Insurance – 0.5%		
Hub International Ltd.,		
7.875%, 10–1–21 (G)	8,878	9,255
Specialized Finance – 1.7%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
5.875%, 6–15–21 (G)	1,712	1,800
5.450%, 6–15–23 (G)	1,221	1,317
7.125%, 6–15–24 (G)	1,712	1,892
6.020%, 6–15–26 (G)	2,441	2,666
Flexi-Van Leasing, Inc.,		
7.875%, 8–15–18 (G)	4,382	3,966
TMX Finance LLC and TitleMax Finance Corp.,		
8.500%, 9–15–18 (G)	26,466	24,349
		35,990
Thrifts & Mortgage Finance – 0.7%		
Provident Funding Associates L.P. and PFG Finance Corp.,		
6.750%, 6–15–21 (G)	13,559	13,830
Total Financials – 9.0%		184,979
Health Care		
Health Care Facilities – 2.4%		
DaVita HealthCare Partners, Inc.,		
5.125%, 7–15–24	1,304	1,317
Greatbatch Ltd.,		
9.125%, 11–1–23 (G)	9,158	9,662
MPH Acquisition Holdings LLC,		
7.125%, 6–1–24 (G)	4,881	5,248
Surgery Center Holdings, Inc.,		
8.875%, 4–15–21 (G)	13,047	13,797
Tenet Healthcare Corp.:		
6.750%, 2–1–20	6,592	6,691
7.500%, 1–1–22 (G)	869	938
8.125%, 4–1–22	11,492	11,980
		49,633

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Supplies – 0.7%		
Kinetic Concepts, Inc. and KCI USA, Inc.,		
12.500%, 11–1–21 (G)	$ 1,180	$ 1,307
Universal Hospital Services, Inc.,		
7.625%, 8–15–20	13,711	13,642
		14,949
Pharmaceuticals – 1.2%		
Concordia Healthcare Corp.:		
9.500%, 10–21–22 (G)	27,123	5,967
7.000%, 4–15–23 (G)	2,927	571
IMS Health, Inc.,		
5.000%, 10–15–26 (G)	2,940	2,951
Jaguar Holding Co. II and Pharmaceutical Product Development LLC,		
6.375%, 8–1–23 (G)	5,723	5,981
VPII Escrow Corp.,		
7.500%, 7–15–21 (G)	4,619	4,047
VRX Escrow Corp.,		
5.375%, 3–15–20 (G)	4,231	3,787
		23,304
Total Health Care – 4.3%		87,886
Industrials		
Aerospace & Defense – 2.6%		
KLX, Inc.,		
5.875%, 12–1–22 (G)	13,832	14,264
Park Aerospace Holdings Ltd.:		
5.250%, 8–15–22 (G)	3,717	3,866
5.500%, 2–15–24 (G)	4,957	5,155
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.000%, 7–15–22	13,668	13,847
6.500%, 7–15–24	10,472	10,603
6.375%, 6–15–26	6,375	6,379
		54,114
Air Freight & Logistics – 0.2%		
XPO Logistics, Inc.:		
6.500%, 6–15–22 (G)	3,196	3,356
6.125%, 9–1–23 (G)	1,738	1,807
		5,163
Building Products – 1.1%		
Alcoa Nederland Holding B.V.:		
6.750%, 9–30–24 (G)	1,297	1,391
7.000%, 9–30–26 (G)	1,297	1,411
Ply Gem Industries, Inc.,		
6.500%, 2–1–22	13,768	14,375
Summit Materials LLC and Summit Materials Finance Corp.:		
8.500%, 4–15–22	967	1,067
6.125%, 7–15–23	2,012	2,052
WESCO Distribution, Inc. (GTD by WESCO International, Inc.),		
5.375%, 6–15–24	2,443	2,504
		22,800

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Support Services – 0.3%		
Ahern Rentals, Inc.,		
7.375%, 5–15–23 (G)	$ 1,731	$ 1,489
Ritchie Bros. Auctioneers, Inc.,		
5.375%, 1–15–25 (G)	2,471	2,526
United Rentals (North America), Inc. (GTD by United Rentals, Inc.),		
5.875%, 9–15–26	1,220	1,272
		5,287
Environmental & Facilities Services – 0.7%		
GFL Environmental, Inc.:		
7.875%, 4–1–20 (G)	10,899	11,308
9.875%, 2–1–21 (G)	2,194	2,375
		13,683
Railroads – 0.6%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC,		
6.750%, 5–1–19 (G)	12,544	12,920
Security & Alarm Services – 1.3%		
Constellis Holdings LLC and Constellis Finance Corp.,		
9.750%, 5–15–20 (G)	5,363	5,739
Prime Security Services Borrower LLC,		
9.250%, 5–15–23 (G)	18,818	20,629
		26,368
Trading Companies & Distributors – 0.2%		
HD Supply, Inc.,		
5.750%, 4–15–24 (G)	4,243	4,463
Total Industrials – 7.0%		144,798
Information Technology		
Application Software – 1.5%		
Kronos Acquisition Holdings, Inc.,		
9.000%, 8–15–23 (G)	29,685	30,204
Communications Equipment – 0.7%		
West Corp.,		
5.375%, 7–15–22 (G)	15,525	15,253
Data Processing & Outsourced Services – 2.5%		
Alliance Data Systems Corp.:		
6.375%, 4–1–20 (G)	9,158	9,318
5.875%, 11–1–21 (G)	3,396	3,515
5.375%, 8–1–22 (G)	13,282	13,382
Italics Merger Sub, Inc.,		
7.125%, 7–15–23 (G)	27,070	26,325
		52,540
Electronic Manufacturing Services – 0.4%		
KEMET Corp.,		
10.500%, 5–1–18	7,367	7,400
IT Consulting & Other Services – 1.1%		
Cardtronics, Inc. and Cardtronics USA, Inc.,		
5.500%, 5–1–25 (G)	1,734	1,756

MARCH 31, 2017 (UNAUDITED)SCHEDULE OF INVESTMENTS HIGH INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
IT Consulting & Other Services (Continued)		
CDW LLC and CDW Finance Corp. (GTD by CDW Corp.),		
5.000%, 9–1–25	$ 990	$ 1,006
NCR Escrow Corp.:		
5.875%, 12–15–21	10,055	10,482
6.375%, 12–15–23	8,619	9,072
		22,316
Semiconductors – 1.2%		
Micron Technology, Inc.:		
5.875%, 2–15–22	10,978	11,472
7.500%, 9–15–23 (G)	4,995	5,576
5.500%, 2–1–25	8,322	8,634
		25,682
Technology Hardware, Storage & Peripherals – 0.5%		
Western Digital Corp.:		
7.375%, 4–1–23 (G)	1,215	1,332
10.500%, 4–1–24	7,130	8,396
		9,728
Total Information Technology – 7.9%		163,123
Materials		
Aluminum – 1.8%		
Constellium N.V.:		
8.000%, 1–15–23 (G)	15,394	15,779
5.750%, 5–15–24 (G)	4,758	4,401
6.625%, 3–1–25 (G)	9,852	9,507
Kaiser Aluminum Corp.,		
5.875%, 5–15–24	975	1,016
Novelis Corp. (GTD by Novelis, Inc.):		
6.250%, 8–15–24 (G)	3,725	3,884
5.875%, 9–30–26 (G)	2,497	2,547
		37,134
Construction Materials – 0.8%		
Eagle Materials, Inc.,		
4.500%, 8–1–26	988	983
Hillman Group, Inc. (The),		
6.375%, 7–15–22 (G)	16,700	15,930
		16,913
Diversified Chemicals – 0.4%		
PSPC Escrow Corp.,		
6.500%, 2–1–22 (G)	4,928	5,113
PSPC Escrow II Corp.,		
10.375%, 5–1–21 (G)	2,503	2,784
		7,897
Diversified Metals & Mining – 1.2%		
Artsonig Pty Ltd. (11.500% Cash or 12.000% PIK),		
11.500%, 4–1–19 (G)(H)	13,821	414
Crystal Merger Sub, Inc.,		
7.625%, 10–15–21 (G)	2,100	2,116
FMG Resources Pty Ltd.,		
6.875%, 4–1–22 (G)	13,791	14,267

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining (Continued)		
Lundin Mining Corp.:		
7.500%, 11–1–20 (G)	$ 3,710	$ 3,923
7.875%, 11–1–22 (G)	3,039	3,324
		24,044
Fertilizers & Agricultural Chemicals – 0.8%		
Pinnacle Operating Corp.,		
9.000%, 5–15–23 (G)	17,307	17,220
Metal & Glass Containers – 2.0%		
ARD Finance S.A.,		
7.125%, 9–15–23 (G)	1,387	1,428
BakerCorp International, Inc.,		
8.250%, 6–1–19	30,280	28,312
HudBay Minerals, Inc.:		
7.250%, 1–15–23 (G)	995	1,055
7.625%, 1–15–25 (G)	1,492	1,619
Signode Industrial Group,		
6.375%, 5–1–22 (G)	8,462	8,679
		41,093
Paper Packaging – 0.5%		
Coveris Holdings S.A.,		
7.875%, 11–1–19 (G)	2,080	2,049
Flex Acquisition Co., Inc.,		
6.875%, 1–15–25 (G)	1,732	1,768
Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A.,		
5.125%, 7–15–23 (G)	5,649	5,804
		9,621
Specialty Chemicals – 0.1%		
Kraton Polymers LLC and Kraton Polymers Capital Corp.,		
7.000%, 4–15–25 (G)	2,492	2,523
Steel – 0.1%		
U.S. Steel Corp.,		
8.375%, 7–1–21 (G)	1,708	1,896
Total Materials – 7.7%		158,341
Real Estate		
Health Care REITs – 0.1%		
MPT Operating Partnership L.P. and MPT Finance Corp. (GTD by Medical Properties Trust, Inc.),		
5.250%, 8–1–26	1,236	1,217
Industrial REITs – 0.4%		
Aircastle Ltd.:		
5.500%, 2–15–22	4,228	4,535
5.000%, 4–1–23	3,851	4,053
		8,588

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Real Estate Development – 0.3%		
Hub Holdings LLC and Hub Holdings Finance, Inc. (8.125% Cash or 8.875% PIK),		
8.125%, 7–15–19 (G)(H)	$ 6,610	$ 6,610
Total Real Estate – 0.8%		16,415
Telecommunication Services		
Alternative Carriers – 0.4%		
Consolidated Communications Finance II Co.,		
6.500%, 10–1–22	5,332	5,119
Zayo Group LLC and Zayo Capital, Inc.:		
6.000%, 4–1–23	1,738	1,836
5.750%, 1–15–27 (G)	1,981	2,089
		9,044
Integrated Telecommunication Services – 4.1%		
Frontier Communications Corp.:		
8.875%, 9–15–20	7,230	7,628
6.250%, 9–15–21	4,201	3,907
10.500%, 9–15–22	7,275	7,366
7.125%, 1–15–23	1,013	888
6.875%, 1–15–25	2,912	2,410
11.000%, 9–15–25	8,560	8,298
GCI, Inc.,		
6.875%, 4–15–25	7,552	7,911
Sprint Corp.:		
7.250%, 9–15–21	21,716	23,446
7.875%, 9–15–23	15,048	16,666
7.125%, 6–15–24	5,951	6,353
		84,873
Wireless Telecommunication Service – 1.3%		
Sable International Finance Ltd.,		
6.875%, 8–1–22 (G)	10,351	10,946
Sprint Nextel Corp.:		
9.000%, 11–15–18 (G)	1,474	1,605
7.000%, 8–15–20	1,208	1,297
11.500%, 11–15–21	989	1,241
T-Mobile USA, Inc.:		
6.464%, 4–28–19	3,650	3,659
6.731%, 4–28–22	685	710
6.000%, 4–15–24	4,371	4,661
6.500%, 1–15–26	2,140	2,343
		26,462
Total Telecommunication Services – 5.8%		120,379
TOTAL CORPORATE DEBT SECURITIES – 75.4%		$1,552,434
(Cost: $1,564,315)		

LOANS (L)	Principal	Value
Consumer Discretionary		
Advertising – 0.4%		
Advantage Sales & Marketing, Inc.,		
0.000%, 7-25-22 (M)	1,425	1,378

SCHEDULE OF INVESTMENTS HIGH INCOME FUND *(in thousands)*

LOANS (L) (Continued)	Principal	Value
Advertising (Continued)		
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps), 7.500%, 7-25-22	$ 6,858	$ 6,632
		8,010
Apparel Retail – 1.4%		
Talbots, Inc. (The) (ICE LIBOR plus 450 bps), 5.500%, 3-19-20	6,184	5,516
Talbots, Inc. (The) (ICE LIBOR plus 850 bps), 9.500%, 3-19-21	22,800	19,379
True Religion Apparel, Inc. (ICE LIBOR plus 487.5 bps), 6.022%, 7-30-19	15,601	3,296
		28,191
Casinos & Gaming – 0.1%		
Gateway Casinos & Entertainment Ltd. (ICE LIBOR plus 375 bps), 4.800%, 2-22-23	1,727	1,744
Department Stores – 0.8%		
Belk, Inc., 0.000%, 12-10-22 (M)	1,865	1,571
Belk, Inc. (ICE LIBOR plus 475 bps), 5.760%, 12-10-22	17,068	14,373
		15,944
General Merchandise Stores – 1.8%		
BJ's Wholesale Club, Inc. (ICE LIBOR plus 375 bps), 4.750%, 1-26-24	16,100	15,715
BJ's Wholesale Club, Inc. (ICE LIBOR plus 750 bps), 8.500%, 1-26-25	12,634	12,305
Orchard Acquisition Co. LLC (ICE LIBOR plus 600 bps), 7.125%, 2-8-19	17,870	9,203
		37,223
Home Furnishings – 0.6%		
Serta Simmons Bedding LLC (ICE LIBOR plus 800 bps), 9.038%, 11-8-24	12,516	12,558
Hotels, Resorts & Cruise Lines – 0.0%		
Travel Leaders Group LLC (ICE LIBOR plus 525 bps), 6.232%, 1-19-24	743	752
Housewares & Specialties – 0.1%		
KIK Custom Products, Inc. (ICE LIBOR plus 450 bps), 5.653%, 8-26-22	2,983	3,024
Restaurants – 0.4%		
NPC International, Inc.:		
0.000%, 3-30-24 (M)	1,740	1,754
0.000%, 3-30-25 (C)(M)	5,470	5,511
		7,265
Specialty Stores – 0.3%		
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps), 6.256%, 10-21-23	$ 6,789	$ 6,649
Total Consumer Discretionary – 5.9%		121,360
Consumer Staples		
Food Distributors – 0.2%		
Chefs' Warehouse, Inc. (The) (ICE LIBOR plus 575 bps), 6.750%, 6-22-22	4,993	5,036
Hypermarkets & Super Centers – 0.3%		
GOBP Holdings, Inc. (ICE LIBOR plus 825 bps), 9.397%, 10-21-22	5,087	5,083
Packaged Foods & Meats – 0.2%		
Shearer's Foods LLC (ICE LIBOR plus 675 bps), 7.897%, 6-30-22 (C)	3,838	3,723
Total Consumer Staples – 0.7%		13,842
Energy		
Coal & Consumable Fuels – 1.2%		
Foresight Energy LLC, 0.000%, 3-16-22 (M)	16,199	15,753
Westmoreland Coal Co. (ICE LIBOR plus 650 bps), 7.647%, 12-16-20 (C)	8,922	8,231
		23,984
Oil & Gas Drilling – 0.5%		
KCA Deutag Alpha Ltd. (ICE LIBOR plus 525 bps), 6.307%, 5-16-20	10,852	10,323
Oil & Gas Equipment & Services – 0.1%		
Larchmont Resources LLC (1-Month LIBOR plus 900 bps), 10.000%, 8-7-20 (E)	2,921	2,913
Oil & Gas Exploration & Production – 0.4%		
Chesapeake Energy Corp. (ICE LIBOR plus 750 bps), 8.553%, 8-23-21	7,457	7,932
Oil & Gas Storage & Transportation – 0.3%		
Bowie Resources Holdings LLC (ICE LIBOR plus 1,075 bps), 11.750%, 2-16-21	3,043	2,780
Bowie Resources Holdings LLC (ICE LIBOR plus 575 bps), 6.750%, 8-12-20	2,926	2,830
		5,610
Total Energy – 2.5%		50,762
Financials		
Insurance Brokers – 0.1%		
NFP Corp. (ICE LIBOR plus 350 bps), 4.647%, 1-8-24	$ 2,458	$ 2,482
Total Financials – 0.1%		2,482
Industrials		
Construction & Engineering – 0.1%		
Tensar International Corp. (ICE LIBOR plus 850 bps), 9.647%, 7-10-22	3,077	2,328
Industrial Conglomerates – 0.8%		
Crosby Worldwide Ltd. (ICE LIBOR plus 300 bps), 4.052%, 11-22-20	2,469	2,273
Crosby Worldwide Ltd. (ICE LIBOR plus 600 bps), 7.052%, 11-22-21	3,950	3,178
PAE Holding Corp. (ICE LIBOR plus 550 bps), 6.500%, 10-20-22	9,926	10,001
PAE Holding Corp. (ICE LIBOR plus 950 bps), 10.500%, 10-20-23	1,256	1,262
		16,714
Industrial Machinery – 1.0%		
Dynacast International LLC (ICE LIBOR plus 850 bps), 9.500%, 1-30-23 (C)	20,042	19,992
Total Industrials – 1.9%		39,034
Information Technology		
Application Software – 3.6%		
Applied Systems, Inc., 0.000%, 1-23-22 (M)	1,140	1,147
Applied Systems, Inc. (ICE LIBOR plus 650 bps), 7.647%, 1-23-22	7,237	7,280
Misys plc and Magic Newco LLC, 12.000%, 6-12-19 (C)	53,119	55,642
TIBCO Software, Inc. (ICE LIBOR plus 450 bps), 5.500%, 12-4-20	10,865	10,972
		75,041
Data Processing & Outsourced Services – 0.1%		
Colorado Buyer, Inc., 0.000%, 3-15-25 (M)	1,993	2,001
Internet Software & Services – 0.9%		
Ancestry.com LLC (ICE LIBOR plus 825 bps), 9.270%, 10-19-24	3,775	3,865
TravelCLICK, Inc. & TCH-2 Holdings LLC (ICE LIBOR plus 450 bps), 5.500%, 5-12-21 (C)	6,105	6,166

MARCH 31, 2017 (UNAUDITED)

LOANS (L) (Continued)	Principal	Value
Internet Software & Services (Continued)		
TravelCLICK, Inc. & TCH-2 Holdings LLC (ICE LIBOR plus 775 bps), 8.750%, 11-12-21	$7,920	$ 7,821
		17,852
IT Consulting & Other Services – 0.2%		
Triple Point Group Holdings, Inc. (ICE LIBOR plus 425 bps), 5.397%, 7-13-20	4,413	4,104
Systems Software – 0.0%		
Optiv, Inc. (ICE LIBOR plus 725 bps), 8.250%, 2-1-25	990	1,005
Total Information Technology – 4.8%		100,003
Materials		
Diversified Metals & Mining – 0.1%		
EP Minerals LLC (ICE LIBOR plus 750 bps), 8.555%, 8-20-21	2,803	2,715
Paper Packaging – 0.8%		
FPC Holdings, Inc., 0.000%, 5-27-20 (M)	6,500	5,715
FPC Holdings, Inc. (ICE LIBOR plus 800 bps), 9.250%, 5-27-20	7,863	6,913

LOANS (L) (Continued)	Principal	Value
Paper Packaging (Continued)		
Ranpak (Rack Merger) (ICE LIBOR plus 725 bps), 8.250%, 10-1-22	$ 3,670	$ 3,542
		16,170
Total Materials – 0.9%		18,885
TOTAL LOANS – 16.8%		$346,368
(Cost: $370,934)		
SHORT-TERM SECURITIES		
Commercial Paper (N) – 7.0%		
Bemis Co., Inc., 1.130%, 4-10-17	16,000	15,995
BorgWarner, Inc., 1.100%, 4-13-17	10,000	9,996
CVS Health Corp.:		
1.130%, 4-10-17	5,000	4,998
1.140%, 4-11-17	15,000	14,995
1.170%, 4-17-17	5,000	4,997
Ecolab, Inc.:		
1.151%, 4-4-17	6,000	5,999
1.170%, 4-17-17	8,000	7,996
Hewlett Packard Enterprise Corp., 1.101%, 4-3-17	5,000	5,000
Kroger Co. (The), 1.150%, 4-3-17	4,000	4,000
Medtronic Global Holdings SCA, 1.100%, 4-10-17	5,000	4,999
Mondelez International, Inc.:		
1.100%, 4-7-17	5,000	4,999

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (N) (Continued)		
1.250%, 5-5-17	$ 5,000	$ 4,994
NBCUniversal Enterprise, Inc.:		
1.150%, 4-13-17	7,000	6,997
1.170%, 4-17-17	5,000	4,997
1.220%, 4-27-17	6,000	5,995
Northern Illinois Gas Co.:		
1.140%, 4-11-17	5,000	4,998
1.040%, 4-17-17	5,000	4,997
Sysco Corp., 1.090%, 4-3-17	8,337	8,336
United Technologies Corp.:		
1.150%, 4-13-17	4,000	3,998
1.220%, 4-27-17	5,000	4,995
1.230%, 4-28-17	10,000	9,991
		144,272
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.190%, 4-5-17 (O)	3,330	3,330
TOTAL SHORT-TERM SECURITIES – 7.2%		$ 147,602
(Cost: $147,607)		
TOTAL INVESTMENT SECURITIES – 100.4%		$2,066,046
(Cost: $2,104,097)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4)%		(7,223)
NET ASSETS – 100.0%		$2,058,823

Notes to Schedule of Investments

  *Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Securities whose value was determined using significant unobservable inputs.

(D) Restricted securities. At March 31, 2017, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Larchmont Resources LLC	12–8–16	4	$ 1,211	$ 1,408
Pinnacle Agriculture Enterprises LLC	3–12–17	12,015	5,461	5,461
Sabine Oil & Gas Corp.	12–7–16	1	49	38
Sabine Oil & Gas Corp., expires 12-29-29	12–7–16	5	30	22
			$6,751	$6,929

    The total value of these securities represented 0.3% of net assets at March 31, 2017.

(E) Affiliate security.

(F) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(G) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2017 the total value of these securities amounted to $1,121,117 or 54.5% of net assets.

(H) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

MARCH 31, 2017 (UNAUDITED)

(I)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro).

(J)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at March 31, 2017.

(K)Zero coupon bond.

(L)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(M)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(N)Rate shown is the yield to maturity at March 31, 2017.

(O)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following forward foreign currency contracts were outstanding at March 31, 2017:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Canadian Dollar	9,743	U.S. Dollar	7,306	4–21–17	Morgan Stanley International	$ —	$21
Euro	5,803	U.S. Dollar	6,249	4–21–17	Morgan Stanley International	52	—
						$52	$21

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 4,434	$ —	$ 132
Energy	3,761	1,446	—
Total Common Stocks	$ 8,195	$ 1,446	$ 132
Preferred Stocks	3,595	—	5,461
Warrants	—	813	—*
Corporate Debt Securities	—	1,552,434	—*
Loans	—	247,103	99,265
Short-Term Securities	—	147,602	—
Total	$11,790	$1,949,398	$104,858
Forward Foreign Currency Contracts	$ —	$ 52	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 21	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Warrants	Corporate Debt	Loans
Beginning Balance 10–1–16	$122	$ —	$—*	$—*	$118,084
Net realized gain (loss)	—	—	—	—	(602)
Net change in unrealized appreciation (depreciation)	10	—	—	—	2,580
Purchases	—	5,461	—	—	14,409
Sales	—	—	—	—	(8,881)
Amortization/Accretion of premium/discount	—	—	—	—	(265)
Transfers into Level 3 during the period	—	—	—	—	3,473
Transfers out of Level 3 during the period	—	—	—	—	(29,533)
Ending Balance 3–31–17	$132	$5,461	$—*	$—*	$ 99,265
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–17	$ 10	$ —	$—	$—	$ —

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended March 31, 2017, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-17	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$ 132	Broker	Broker quotes
Preferred Stocks	$ 5,461	Third-party valuation service	Broker quotes
Warrants	$ —*	Third-party valuation service	Broker quotes
Corporate Debt	$ —*	Third-party valuation service	Broker quotes
Loans	$99,265	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in Kind
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF MARCH 31, 2017 (UNAUDITED)

Asset Allocation

Bonds	91.9%
Municipal Bonds	91.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	8.1%

Lipper Rankings

Category: Lipper General & Insured Municipal Debt Funds	Rank	Percentile
1 Year	54/263	21
3 Year	149/231	65
5 Year	135/207	65
10 Year	30/152	20

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	81.2%
AAA	4.9%
AA	42.3%
A	20.9%
BBB	13.1%
Non-Investment Grade	10.7%
BB	1.8%
B	0.3%
CCC	0.1%
Non-rated	8.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	8.1%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

MUNICIPAL BOND FUND (in thousands)

MUNICIPAL BONDS	Principal	Value
Alabama – 1.5%		
The Indl Dev Board of Selma, AL, Gulf Opp Zone Bonds, Ser 2009A, 6.250%, 11–1–33	$2,000	$ 2,212
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33	2,500	2,680
Water Works Board of the City of Birmingham, Water Rev Rfdg Bonds, Ser 2015-A, 5.000%, 1–1–35	6,555	7,364
		12,256
Alaska – 0.2%		
AK Intl Arpt, Sys Rev and Rfdg Bonds, Ser 2010A, 5.000%, 10–1–21	1,735	1,913
Arizona – 1.6%		
AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10–1–26	2,000	2,183
Maricopa Cnty Indl Dev Auth, Rev Bonds (Banner Hlth), Ser 2016A, 4.000%, 1–1–38	8,500	8,588
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25	2,000	2,145
		12,916
California – 16.3%		
ABAG Fin Auth for Nonprofit Corp., Rev Bonds (Sharp Hlth Care), Ser 2009B, 6.250%, 8–1–39	1,000	1,105
Arpt Comsn, San Francisco Intl Arpt Second Ser Rev Bonds, Ser 2009E, 6.000%, 5–1–39	3,000	3,297
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1 (SIFMA Municipal Swap Index plus 110 bps), 2.010%, 4–1–45 (A)	8,500	8,525
CA (School Facilities) GO Bonds, 5.000%, 11–1–30	3,000	3,451
CA Cmnty Trans Rev (Installment Sale), Cert of Part (T.R.I.P. – Total Road Impvt Prog), Ser 2012B, 5.250%, 6–1–42	1,900	2,065
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A, 5.750%, 9–1–39	3,000	3,333
CA Hlth Fac Fin Auth, Rev Bonds (Children's Hosp of Orange Cnty), Ser 2009A, 6.500%, 11–1–38	2,000	2,251
CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2–1–39	4,000	4,323

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.500%, 10–1–29	$1,000	$ 1,180
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj), Ser 2002B, 5.250%, 6–1–23	2,085	2,131
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–33	1,000	1,038
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	1,745	1,892
6.350%, 7–1–46	970	1,058
CA Various Purp GO Bonds:		
5.250%, 9–1–26	3,500	4,033
5.500%, 4–1–28	5	5
5.250%, 10–1–29	2,500	2,749
5.750%, 4–1–31	5,000	5,468
6.000%, 3–1–33	1,000	1,129
5.000%, 4–1–37	5,000	5,580
6.000%, 11–1–39	4,500	5,046
CA Various Purp GO Rfdg Bonds, 5.000%, 2–1–33	8,000	8,982
Carson Redev Agy Redev Proj Area No. 1, Tax Alloc Bonds, Ser 2009A, 7.000%, 10–1–36	750	858
City of Los Angeles, Wastewater Sys Rev Bonds, Rfdg Ser 2015-D, 5.000%, 6–1–34	6,190	7,119
Cmnty Redev Agy of Santa Ana, Merged Proj Area Bonds, Ser 2011A, 6.250%, 9–1–24	2,000	2,317
Cnty of Sacramento, 2010 Rfdg Cert of Part, Sacramento Cnty Pub Fac Fin Corp., 5.750%, 2–1–30	2,000	2,194
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A, 5.000%, 6–1–29	1,500	1,705
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A:		
5.000%, 6–1–33	3,165	3,569
5.000%, 6–1–34	2,840	3,194
Los Angeles, Wastewater Sys Rev Bonds, Ser 2015-A, 5.000%, 6–1–35	1,000	1,145
Modesto, CA, Irrigation Dist Fin Auth, Elec Sys Rev Bonds, Ser 2015A, 5.000%, 10–1–36	3,600	4,031
Palamar Hlth, Rfdg Rev Bonds, Ser 2016, 5.000%, 11–1–39	3,500	3,702
Palomar Pomerado Hlth, GO Bonds, Election of 2004, Ser 2009A:		
0.000%, 8–1–31 (B)	3,315	1,902
0.000%, 8–1–32 (B)	5,000	2,739
0.000%, 8–1–33 (B)	5,000	2,524

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11–1–39	$2,750	$ 3,143
Pub Fac Fin Auth of San Diego, Sr Sewer Rev Bonds, Ser 2009A, 5.250%, 5–15–34	3,000	3,265
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40	1,500	1,727
Redev Agy of San Diego, Naval Training Ctr Redev Proj, Tax Alloc Bonds, Ser 2010A, 5.750%, 9–1–40	1,000	1,149
Sacramento Area Flood Ctl Agy, Consolidated Cap Assmt Dist Bonds, Ser 2008 (Insured by BHAC), 5.500%, 10–1–28	500	534
San Jose Merged Area Redev Proj, Hsng Set-Aside Tax Alloc Bonds, Ser 2010A-1, 5.500%, 8–1–35	1,000	1,098
San Jose, CA, Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–21	3,185	3,622
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	1,000	1,063
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009I, 6.375%, 11–1–34	500	566
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009G-1, 5.750%, 10–1–30	1,000	1,103
The Regents of the Univ of CA, Gen Rev Bonds, Ser 2013AI, 5.000%, 5–15–34	3,500	4,007
Tuolumne Wind Proj Auth, Rev Bonds (Tuolumne Co Proj), Ser 2009A, 5.875%, 1–1–29	1,000	1,084
Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8–1–41	2,185	2,414
		130,415
Colorado – 2.7%		
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12–1–23	2,065	2,293
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A:		
6.750%, 12–1–23	1,145	1,239
7.400%, 12–1–38	1,000	1,104
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	2,975	3,412

MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
CO Higher Edu Cap Constr, Lease Purchase Fin Prog, Cert of Part, Ser 2008:		
5.500%, 11–1–27	$ 730	$ 781
5.500%, 11–1–27	270	289
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bonds, Ser 2010, 5.625%, 12–1–40	3,250	3,480
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28	2,500	2,707
Rgnl Trans Dist of CO, Cert of Part, Ser 2015A, 5.000%, 6–1–35	1,000	1,128
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	4,250	4,783
		21,216
Connecticut – 0.3%		
Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.750%, 6–15–34	2,500	2,628
District Of Columbia – 1.4%		
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	2,250	2,535
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 6.500%, 10–1–41	6,500	8,288
		10,823
Florida – 6.3%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	2,500	2,673
Citizens Ppty Ins Corp., Coastal Account Sr Secured Bonds, Ser 2011A-1, 5.000%, 6–1–20	1,000	1,108
Citizens Ppty Ins Corp., Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6–1–17	3,600	3,627
Hillsborough Cnty Aviation Auth, FL Intl Arpt, Sub Rev Bonds, Ser 2015B, 5.000%, 10–1–35	1,700	1,909
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	3,600	3,827
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	2,500	2,741
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10–1–41	2,885	3,200

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23	$1,500	$ 1,677
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7–1–26	2,500	2,664
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10–1–22	5,000	5,894
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 6.000%, 10–1–23	2,500	2,686
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	3,000	3,732
Orange Cnty Hlth Fac Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2016, 5.000%, 8–1–36	4,125	4,427
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 6.500%, 7–1–35	2,500	2,656
South Lake Cnty Hosp Dist, Rev Bonds (South Lake Hosp, Inc.), Ser 2009A, 6.250%, 4–1–39	1,000	1,076
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8–1–40	3,500	4,010
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj), Ser 2011, 5.250%, 10–15–22	2,250	2,535
		50,442
Georgia – 1.5%		
Atlanta Arpt, Gen Rev Rfdg Bonds, Ser 2010C, 5.750%, 1–1–23	2,000	2,307
Atlanta Dev Auth, Edu Fac Rev Bonds (Panther Place LLC Proj), Ser 2009A, 5.000%, 7–1–37	3,495	3,737
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B, 5.375%, 11–1–39	3,000	3,305
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D:		
6.000%, 1–1–23	1,635	1,738
6.000%, 1–1–23	465	494
		11,581
Idaho – 0.5%		
Boise City, ID, Arpt Rev Rfdg Bonds (Air Terminal Fac Proj), Ser 2011:		
5.750%, 9–1–19	750	824
5.750%, 9–1–20	1,000	1,130

MUNICIPAL BONDS (Continued)	Principal	Value
Idaho (Continued)		
ID Hlth Fac Auth, Rev Bonds (St. Luke's Hlth Sys Proj), Ser 2008A, 6.750%, 11–1–37	$2,000	$ 2,144
		4,098
Illinois – 4.9%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5–1–36	1,750	1,714
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Bonds, Ser 2016D (Insured by BAMAC), 5.250%, 1–1–37	2,500	2,888
Cmnty College Dist No. 525 Cnty of Will, Grundy, Livingston, Cook, Kendall, LaSalle, and Kankakee (Joliet Jr College), GO Bonds (Alternate Rev Source), Ser 2008:		
5.750%, 6–1–28	620	649
5.750%, 6–1–28	380	401
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39	2,500	2,647
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11–1–30	2,500	2,744
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.750%, 7–1–33	2,500	2,649
IL Fin Auth, Rev Rfdg Bonds (DePaul Univ), Ser 2016A, 4.000%, 10–1–34	2,000	2,051
IL GO Bonds, Ser 2012A, 4.000%, 1–1–23	7,150	7,189
IL Metro Pier and Exposition Auth, McCormick Place Expansion Proj Rfdg Bonds, Ser 2010B-1, 0.000%, 6–15–43 (B)	2,000	562
IL Muni Elec Agy, Power Supply Sys Rev Rfdg Bonds, Ser 2015A, 5.000%, 2–1–32	3,000	3,369
IL Sales Tax Rev Bonds (Jr Oblig), Ser 2013, 5.000%, 6–15–26	1,700	1,935
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, 2013 Ser A, 5.000%, 1–1–35	4,100	4,532
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, Ser B, 5.000%, 1–1–37	2,000	2,231
Rgnl Trans Auth, Cook, DuPage, Kane, Lake, McHenry and Will Cnty, IL, GO Bonds, Ser 2002A, 6.000%, 7–1–24	3,080	3,817
		39,378
Iowa – 0.9%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 5.750%, 6–1–31	1,000	1,056

SCHEDULE OF INVESTMENTS MUNICIPAL BOND FUND (in thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Iowa (Continued)		
IA Fin Auth, IA State Revolving Fund Rev Bonds, Ser 2008, 6.000%, 8–1–27	$2,500	$ 2,667
IA Higher Edu Loan Auth, Private College Fac Rev and Rfdg Bonds (Upper IA Univ Proj), Ser 2010, 6.000%, 9–1–39	2,145	2,479
IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9–1–33	1,000	1,188
		7,390
Kansas – 1.7%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	2,000	2,129
Overland Park, KS, Trans Dev Dist, Sales Tax Rev Bonds (Oak Park Mall Proj), Ser 2010, 5.900%, 4–1–32	2,750	2,834
Saint Marys, KS, Pollutn Ctl Rev Bonds (Westn Res, Inc. Proj), Ser 1994 (Auction rate), 1.580%, 4–15–32 (A)	2,550	2,372
Unif Govt of Wyandotte Cnty, Kansas City, KS, Trans Dev Dist Sales Tax Rev Bonds (NFM-Cabela's Proj), Ser 2006, 5.000%, 12–1–27	590	590
Wamego, KS, Pollutn Ctl Rev Bonds (Westn Res, Inc. Proj), Ser 1994 (Auction rate), 1.280%, 4–15–32 (A)	6,500	5,980
		13,905
Kentucky – 0.9%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	4,500	4,947
6.500%, 3–1–45	2,000	2,207
		7,154
Louisiana – 2.4%		
Jefferson Parish Hosp Dist No. 1, Parish of Jefferson, LA, Hosp Rev Bonds, Ser 1998B, 5.250%, 1–1–28	1,000	1,126
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44	5,250	5,873
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1–1–33	1,000	1,100
Lafayette Pub Trust Fin Auth, Rev Bonds (Ragin' Cajun Fac, Inc. Hsng and Prkg Proj), Ser 2010, 5.250%, 10–1–20	2,040	2,269

MUNICIPAL BONDS (Continued)	Principal	Value
Louisiana (Continued)		
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	$1,000	$ 1,076
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1, 6.000%, 1–1–23	1,500	1,618
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM):		
5.000%, 12–1–25	1,500	1,707
5.000%, 12–1–26	2,000	2,270
5.000%, 12–1–27	1,500	1,699
		18,738
Maine – 0.1%		
ME Edu Loan Auth, Student Loan Rev Bonds (Supplemental Edu Loan Prog), Ser 2009A-3, 5.875%, 12–1–39	885	939
Maryland – 1.1%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	1,750	1,882
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Johns Hopkins Hlth Sys Oblig Group Issue, Ser 2012D (3-Month U.S. LIBOR*0.67 plus 83 bps), 1.243%, 5–15–38 (A)	5,360	5,377
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Patterson Park Pub Charter Sch Issue, Ser 2010A, 6.000%, 7–1–40	1,500	1,540
		8,799
Massachusetts – 0.6%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7–1–30	2,110	2,260
MA Hlth and Edu Fac Auth, Rev Bonds, Springfield College Issue, Ser 2010, 5.625%, 10–15–40	1,000	1,111
MA Hlth and Edu Fac Auth, Rev Rfdg Bonds, Suffolk Univ Issue, Ser 2009A, 5.750%, 7–1–39	1,615	1,738
		5,109
Michigan – 2.4%		
MI Fin Auth, Hosp Rev and Rfdg Bonds (Trinity Hlth Credit Group), Ser 2015MI, 5.000%, 12–1–35	2,500	2,777
MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2015I, 5.000%, 4–15–34	2,500	2,798
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39	4,250	4,743

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V, 8.000%, 9–1–29	$3,950	$ 4,335
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W, 6.000%, 8–1–39	2,000	2,220
State Bldg Auth, Rev and Rev Rfdg Bonds (Fac Prog), Ser 2008I:		
6.000%, 10–15–38	1,195	1,285
6.000%, 10–15–38	705	758
6.000%, 10–15–38	100	107
		19,023
Minnesota – 0.4%		
Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Svc), Ser 2008A, 6.750%, 11–15–32	1,000	1,091
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1–1–20	2,000	2,174
		3,265
Missouri – 1.9%		
Belton, MO, Cert of Part, Ser 2008, 5.125%, 3–1–25	1,000	1,030
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009:		
5.625%, 5–15–39	1,990	2,177
5.625%, 5–15–39	260	280
Indl Dev Auth of Cape Girardeau Cnty, MO, Hlth Fac Rev Bonds (Saint Francis Med Ctr), Ser 2009A, 5.750%, 6–1–39	1,000	1,099
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2015A:		
5.000%, 12–1–29	1,550	1,793
5.000%, 12–1–30	1,200	1,381
5.000%, 12–1–31	1,000	1,145
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Iatan 2 Proj), Ser 2015A, 5.000%, 12–1–36	5,650	6,303
		15,208
Nebraska – 0.1%		
Hosp Auth No. 1 of Sarpy Cnty, NE, Hlth Fac Rev Bonds (Immanuel Oblig Group), Ser 2010, 5.625%, 1–1–40	1,000	1,062
Nevada – 0.7%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	3,000	3,443
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–25	1,715	1,911
		5,354

SCHEDULE OF INVESTMENTS MUNICIPAL BOND FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
New Hampshire – 0.7%		
Business Fin Auth, Rev Bonds, Elliot Hosp Oblig Group Issue, Ser 2009A, 6.125%, 10–1–39	$ 1,635	$ 1,833
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	1,000	1,125
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4–1–38	1,985	2,264
		5,222
New Jersey – 3.8%		
Hudson Cnty Impvt Auth (Hudson Cnty, NJ), Fac Lease Rev Rfdg Bonds (Hudson Cnty Lease Proj), Ser 2010, 5.375%, 10–1–21	2,500	2,854
NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty LLC – Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31	2,900	3,139
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9–1–24	2,545	2,685
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12–1–32	1,000	1,136
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1:		
5.000%, 12–1–19	1,385	1,483
5.500%, 12–1–21	1,145	1,279
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38	1,500	1,616
NJ Tpk Auth, Tpk Rev Bonds, Ser 2000D (BMA Index*2.65), 1.593%, 1–1–30 (A)	6,625	6,095
NJ Trans Trust Fund Auth, Trans Sys Bonds (Cap Apprec Bonds), Ser 2010A, 0.000%, 12–15–40 (B)	8,000	2,198
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2005B, 5.250%, 12–15–22	3,500	3,811
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12–15–22	1,000	1,158
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12–1–21	2,500	2,863
		30,317
New Mexico – 0.1%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2 (Insured by GNMA/FNMA/FHLMC), 5.250%, 7–1–30	830	845

MUNICIPAL BONDS (Continued)	Principal	Value
New York – 10.7%		
Dormitory Auth of the State of NY, State Personal Income Tax Rev Bonds (Gen Purp), Ser 2015C (Tax-Exempt), 5.000%, 2–15–38	$ 4,250	$ 4,810
Metro Trans Auth, Trans Rev Bonds, Ser 2014C, 5.000%, 11–15–36	2,625	2,959
Metro Trans Auth, Trans Rev Bonds, Ser 2015A–2 (SIFMA Municipal Swap Index plus 58 bps), 1.490%, 11–15–39 (A)	6,000	5,994
Metro Trans Auth, Trans Rev Green Bonds, Ser 2016A-1, 5.000%, 11–15–41	1,605	1,802
Metro Trans Auth, Trans Rev Rfdg Bonds, Ser 2015C-1, 5.000%, 11–15–35	2,500	2,835
NY Convention Ctr Dev Corp., Rev Rfdg Bonds (Hotel Unit Fee Secured), Ser 2015, 5.000%, 11–15–34	6,000	6,842
NY Dormitory Auth, Mercy Med Ctr Rev Bonds (Catholic Hlth of Long Island Oblig Group), Ser 1999B (Auction rate), 1.820%, 7–1–29 (A)	8,100	7,543
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohowk Power Corp. Proj), Ser 1985A (Insured by AMBAC) (Auction rate), 2.457%, 12–1–23 (A)	4,350	4,192
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohawk Power Corp. Proj), Ser 2004A (Insured by Capital Assurance, Inc.) (Auction rate), 2.457%, 7–1–29 (A)	3,830	3,730
NY State Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co. of NY, Inc. Proj), Sub Ser 1999A-1 (Insured by AMBAC) (Auction rate), 1.243%, 5–1–34 (A)	8,000	7,360
NYC GO Bonds, Ser 2014D-1, 5.000%, 8–1–30	2,000	2,301
NYC Hsng Dev Corp., Multi-Fam Hsng Rev Bonds, Ser 2009K, 4.950%, 11–1–39	2,000	2,052
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (B)	2,675	2,099
0.000%, 3–1–26 (B)	2,685	2,024
0.000%, 3–1–27 (B)	2,500	1,807
NYC Muni Water Fin Auth, Water and Sewer Sys Second Gen Resolution Rev Bonds, Ser 2015HH, 5.000%, 6–15–37	8,500	9,688
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2013I, 5.000%, 5–1–29	2,600	2,999

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Port Auth of NY & NJ Consolidated Bonds, One Hundred Fifty-Second Ser (Insured by BHAC), 5.750%, 11–1–30	$ 4,490	$ 4,716
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013TE, 5.000%, 12–15–31	8,500	9,872
		85,625
North Carolina – 0.4%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.750%, 1–1–24	1,000	1,099
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A:		
0.000%, 1–1–37 (B)	3,000	1,366
5.750%, 1–1–39	1,000	1,081
		3,546
Ohio – 1.5%		
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	1,000	1,124
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp. Proj), Ser 2009E, 5.625%, 10–1–19	2,000	2,086
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12–1–30	4,500	5,141
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj):		
5.750%, 11–15–40	575	652
5.750%, 11–15–40	425	457
OH Hosp Rev Bonds (Cleveland Clinic Hlth Sys Oblig Group), Ser 2008A, 5.250%, 1–1–33	2,000	2,055
OH Hsng Fin Agy, Residential Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2008J (Insured by GNMA/FNMA/FHLMC), 6.200%, 9–1–33	325	336
		11,851
Oklahoma – 0.1%		
OK Muni Power Auth, Power Supply Sys Rev Bonds, Ser 2008A, 5.875%, 1–1–28	1,000	1,038
Oregon – 0.9%		
Port of Portland, OR, Portland Intl Arpt Rfdg Rev Bonds, Ser Twenty-Three, 5.000%, 7–1–33	5,000	5,714
Port of Portland, Portland Intl Arpt, Rev Bonds, Subser 20C, 5.000%, 7–1–22	1,000	1,108
		6,822

SCHEDULE OF INVESTMENTS MUNICIPAL BOND FUND (in thousands)

MARCH 31, 2017 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania – 6.3%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B,		
7.250%, 7–1–39	$ 1,000	$ 1,131
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A:		
6.000%, 6–1–29	1,070	1,172
6.000%, 6–1–29	930	1,027
6.000%, 6–1–36	2,400	2,650
6.000%, 6–1–36	350	382
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A,		
5.750%, 7–1–39	3,500	3,807
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011,		
6.000%, 10–1–26	2,500	2,755
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009C,		
0.000%, 6–1–33 (B)	4,000	4,959
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D,		
5.500%, 12–1–41	2,250	2,505
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010 B-2:		
5.750%, 12–1–28	4,070	4,712
5.750%, 12–1–28	2,210	2,558
5.750%, 12–1–28	2,220	2,506
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011,		
7.250%, 12–15–31	2,600	2,843
Philadelphia, PA, Arpt Rev Bonds, Ser 2010D,		
5.250%, 6–15–22	5,000	5,509
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM),		
5.250%, 12–15–24	10,750	11,522
		50,038
Puerto Rico – 0.1%		
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A,		
5.000%, 7–1–28	1,000	1,025
Rhode Island – 0.5%		
RI Hlth and Edu Bldg Corp., Hosp Fin Rev Bonds, Lifespan Oblig Group Issue, Ser 2009A,		
6.250%, 5–15–30	1,590	1,756
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2008A,		
5.250%, 12–1–18	1,770	1,824
		3,580
South Carolina – 0.6%		
SC Jobs—Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A,		
6.500%, 4–1–42	4,015	4,633
Tennessee – 0.8%		
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2011A-1:		
5.750%, 7–1–19	$2,220	$2,426
5.750%, 7–1–20	1,330	1,497
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A,		
6.500%, 7–1–38	2,500	2,764
		6,687
Texas – 11.2%		
Arlington, TX, Spl Tax Rev Bonds, Ser 2008 (Insured by BHAC):		
5.500%, 8–15–27	1,960	2,032
5.500%, 8–15–27	40	41
Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010,		
6.200%, 7–1–45	3,250	3,753
Cap Area Cultural Edu Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B,		
6.125%, 4–1–45	1,000	1,107
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A,		
9.250%, 3–1–24	2,500	2,837
Clifton Higher Edu Fin Corp., Edu Rev Bonds (Uplift Edu), Ser 2014A,		
4.250%, 12–1–34	2,000	1,984
Dallas Independent Sch Dist (Dallas Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2008,		
6.375%, 2–15–34	2,500	2,619
Frisco Independent Sch Dist (Collin and Denton Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2008A,		
6.000%, 8–15–38	2,500	2,668
Harris Cnty Hlth Fac Dev Corp., Hosp Rev Rfdg Bonds (Mem Hermann Hlthcare Sys), Ser 2008B,		
7.000%, 12–1–27	2,500	2,747
Harris Cnty Hlth Fac Dev Corp., Thermal Util Rev Bonds (Teco Proj), Ser 2008,		
5.000%, 11–15–26	2,500	2,649
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008,		
5.750%, 2–15–28	1,000	1,027
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A:		
6.250%, 5–15–28	2,480	2,626
6.250%, 5–15–28	20	21
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011,		
5.625%, 12–1–17	2,525	2,553
North Harris Cnty Rgnl Water Auth, Sr Lien Rev and Rfdg Bonds, Ser 2016,		
4.000%, 12–15–35	3,090	3,152
Texas (Continued)		
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D,		
0.000%, 1–1–30 (B)	$24,000	$ 15,161
Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.500%, 8–15–39	820	921
6.500%, 8–15–39	180	194
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007,		
5.750%, 11–15–37	3,000	3,019
Tarrant Cnty, TX, Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty Proj), Ser 2015A,		
5.250%, 11–15–35	500	511
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008,		
5.750%, 2–1–26	1,500	1,561
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009,		
6.875%, 12–31–39	2,000	2,259
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–33	2,250	2,603
7.000%, 6–30–40	5,000	5,673
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A,		
6.200%, 2–15–40	2,500	2,836
TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2011,		
6.750%, 5–1–26	3,740	4,166
TX Tpk Auth, Cent TX Tpk Sys, First Tier Rev Bonds, Ser 2002A (Insured by BHAC):		
0.000%, 8–15–26 (B)	23,160	17,872
0.000%, 8–15–26 (B)	1,340	1,059
		89,651
Utah – 0.1%		
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Syracuse Arts Acadamy Proj), Ser 2017,		
5.000%, 4–15–37	1,000	1,098
Virgin Islands – 0.1%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A,		
6.750%, 10–1–37	1,000	807
Virginia – 0.6%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C,		
7.500%, 7–1–29	2,500	2,711

SCHEDULE OF INVESTMENTS

MUNICIPAL BOND FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Virginia (Continued)		
Isle of Wight Cnty, VA, GO Pub Impvt Bonds, Ser 2008B, 6.000%, 7–1–27	$ 1,605	$ 1,743
		4,454
Washington – 1.8%		
Port of Seattle, Intermediate Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 3–1–35	1,700	1,906
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009, 7.000%, 7–1–39	1,000	1,128
WA Hlth Care Fac Auth, Rev Bonds (Providence Hlth & Svc), Ser 2014D, 5.000%, 10–1–38	5,000	5,457
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.125%, 3–1–29	2,500	2,784
WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8–15–36	2,910	2,948
		14,223
Wisconsin – 1.1%		
WI Gen Fund Annual Appropriation Bonds, Ser 2009A:		
5.750%, 5–1–33	810	884
5.750%, 5–1–33	190	208
WI Hlth and Edu Fac Auth, Rev Bonds (Aurora Hlth Care, Inc.), Ser 2010A, 5.625%, 4–15–39	1,500	1,619
WI Hlth and Edu Fac Auth, Rev Bonds (Med College of WI, Inc.), Ser 2016, 5.000%, 12–1–41	3,250	3,641
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2–15–39	2,000	2,205
		8,557
Wyoming – 0.1%		
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.500%, 1–1–28	1,000	1,035
TOTAL MUNICIPAL BONDS – 91.9%		$734,666
(Cost: $671,005)		

SHORT-TERM SECURITIES

Commercial Paper (C) – 1.8%	Principal	Value
BorgWarner, Inc.:		
1.140%, 4–4–17	6,000	5,999
1.100%, 4–13–17	6,000	5,998
Kroger Co. (The),		
1.150%, 4–3–17	2,787	2,787
		14,784

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.190%, 4–5–17 (D)	$ 2,476	$ 2,476
Municipal Obligations – 4.8%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.) (BVAL plus 13 bps), 0.930%, 4–7–17 (D)	3,000	3,000
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg Bonds, Ser 2002 (GTD by Wells Fargo Bank N.A.) (BVAL plus 11 bps), 0.930%, 4-7-17 (D)	1,575	1,575
Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.) (BVAL plus 10 bps), 0.910%, 4-7-17 (D)	3,500	3,500
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.) (BVAL plus 11 bps), 0.920%, 4-7-17 (D)	2,200	2,200
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.) (BVAL plus 24 bps), 0.940%, 4-7-17 (D)	1,500	1,500
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds, Ser 2007 (GTD by Air Prods and Chemicals, Inc.) (BVAL plus 23 bps), 0.930%, 4-1-17 (D)	900	900
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp. Issue, Ser 2008C (GTD by JPMorgan Chase & Co.) (BVAL plus 9 bps), 0.920%, 4-7-17 (D)	6,300	6,300
NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2012A (GTD by Bank of America N.A.) (BVAL plus 18 bps), 0.880%, 4-7-17 (D)	4,500	4,500
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.) (BVAL plus 18 bps), 0.880%, 4-7-17 (D)	1,200	1,200
The Regents of the Univ of CA, Gen Rev Bonds, Ser AL (BVAL plus 9 bps), 0.890%, 4-7-17 (D)	12,000	12,000
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.) (BVAL plus 17 bps), 0.900%, 4-1-17 (D)	1,545	1,545
		38,220

SHORT-TERM SECURITIES (Continued)	Value
TOTAL SHORT-TERM SECURITIES – 6.9%	$ 55,480
(Cost: $55,480)	
TOTAL INVESTMENT SECURITIES – 98.8%	$790,146
(Cost: $726,485)	
CASH AND OTHER ASSETS, NET OF LIABILITIES(E) – 1.2%	9,217
NET ASSETS – 100.0%	$799,363

42 SEMIANNUAL REPORT 2017

MUNICIPAL BOND FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(B)Zero coupon bond.

(C)Rate shown is the yield to maturity at March 31, 2017.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Cash of $552 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at March 31, 2017 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Depreciation
U.S. Treasury Long Bond	Short	6–30–17	114	$(17,196)	$(87)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$—	$734,666	$—
Short-Term Securities	—	55,480	—
Total	$—	$790,146	$—
Liabilities			
Futures Contracts	$87	$ —	$—

During the period ended March 31, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BAMAC = Build America Mutual Assurance Co.
BHAC = Berkshire Hathaway Assurance Corporation
BMA = Bond Market Association
BVAL = Bloomberg Valuation Municipal AAA Benchmark
CR = Custodial Receipts
FGIC = Financial Guaranty Insurance Co.
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GNMA = Government National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
SIFMA = Securities Industry and Financial Markets Association

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF MARCH 31, 2017 (UNAUDITED)

Asset Allocation

Bonds	96.1%
Municipal Bonds	96.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.9%

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	64/160	40
3 Year	110/138	80
5 Year	82/111	74
10 Year	12/80	15

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**33.3%**
AAA	0.4%
AA	1.4%
A	10.4%
BBB	21.1%
Non-Investment Grade	**62.8%**
BB	8.3%
B	6.6%
CCC	1.0%
Below CCC	3.0%
Non-rated	43.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.9%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS MUNICIPAL HIGH INCOME FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
Alabama – 3.0%		
AL Econ Stlmt Auth, BP Stlmt Rev Bonds, Ser 2016A, 4.000%, 9–15–33	$ 9,000	$ 9,192
Butler Cnty Indl Dev Auth, Envirnmt Impvt Rev Bonds, Ser 2008A, 7.000%, 9–1–32	1,000	1,053
DC Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A, 0.000%, 6–15–46 (A)	20,000	2,670
Jefferson Cnty, AL, Swr Rev Bonds, Ser 2013-D, 6.500%, 10–1–53	2,970	3,491
Lower AL Gas Dist, Gas Proj Rev Bonds, Ser 2016A, 5.000%, 9–1–46	6,000	7,078
		23,484
Alaska – 1.0%		
Northn Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6–1–46	8,320	7,881
American Samoa – 0.6%		
American Samoa Econ Dev Auth, Gen Rev and Rfdg Bonds, Ser 2015A, 6.625%, 9–1–35	5,000	4,778
Arizona – 1.8%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B (3-Month U.S. LIBOR*0.67 plus 81 bps), 0.981%, 1–1–37 (B)	10,000	8,702
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12–1–32	1,430	1,507
6.250%, 12–1–46	1,500	1,584
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3–1–42	2,000	2,254
		14,047
California – 9.0%		
CA Muni Fin Auth, Charter Sch Rev Bonds (Palmdale Aerospace Academy Proj), Ser 2016A, 5.000%, 7–1–46	1,670	1,682
CA Sch Fin Auth, Charter Sch Rev Bonds (Encore Edu Oblig Group), Ser 2016A:		
5.000%, 6–1–42	2,010	1,892
5.000%, 6–1–52	1,890	1,727
CA Sch Fin Auth, Charter Sch Rev Rfdg Bonds (Aspire Pub Sch – Oblig Group), Ser 2016, 5.000%, 8–1–41	1,500	1,575

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Sch Fin Auth, Sch Fac Rev Bonds (Alliance for College-Ready Pub Sch Proj), Ser 2016C, 5.250%, 7–1–52	$3,660	$ 3,844
CA Statewide Cmnty Dev Auth, Rev Bonds (Loma Linda Univ Med Ctr), Ser 2016A, 5.250%, 12–1–56	2,500	2,653
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009, 7.000%, 11–15–29	1,500	1,663
CA Statewide Cmnty Dev Auth, Student Hsng Rfdg Rev Bonds (Univ of CA, Irvine East Campus Apt, CHF-Irvine LLC), Ser 2016, 5.000%, 5–15–40	1,500	1,622
Cert of Part, Oro Grande Elem Sch Dist, Ser 2010, 6.125%, 9–15–40	5,000	5,666
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2017A-1, 5.000%, 6–1–29 (C)	1,250	1,447
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1 Sr Current Interest Bonds, 5.750%, 6–1–47	5,000	5,000
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1, 5.125%, 6–1–47	7,000	6,918
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A, 5.000%, 6–1–35	6,265	7,022
Palamar Hlth, Rfdg Rev Bonds, Ser 2016, 4.000%, 11–1–39	3,000	2,797
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.625%, 11–1–29	2,000	2,280
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40	2,500	2,878
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds:		
7.750%, 8–1–28	1,000	1,025
8.000%, 8–1–38	1,400	1,435
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011, 7.500%, 12–1–41	4,000	4,655
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9–1–42	1,000	1,094

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6–1–37	$5,500	$ 5,500
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser A-1, 5.125%, 6–1–46	6,650	6,649
		71,024
Colorado – 5.1%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2006, 5.250%, 10–1–40	2,000	2,003
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10–1–40	4,710	4,817
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008B, 8.000%, 12–1–38	1,110	1,221
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38	2,700	2,982
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38	4,000	4,382
CO Hlth Fac Auth, Rev Bonds (CO Sr Residences Proj), Ser 2012, 7.000%, 6–1–42 (D)	3,665	2,877
CO Hlth Fac Auth, Rev Rfdg Bonds (Christian Living Cmnty Proj), Ser 2012, 5.250%, 1–1–37	1,000	1,033
CO Intl Ctr Metro Dist No. 3, GO Rfdg and Impvt Bonds, Ser 2016, 5.000%, 12–1–46	3,140	2,929
Green Gables Metro Dist No. 1, Ltd. Tax GO Bonds, Ser 2016A, 5.300%, 12–1–46	1,250	1,250
North Range Metro Dist No. 2, Adams Cnty, CO, Ltd. Tax GO Bonds, Ser 2007, 5.500%, 12–15–37	7,300	7,285
Pub Auth for CO Enrg, Natural Gas Purchase Rev Bonds, Ser 2008, 6.500%, 11–15–38	3,000	4,047
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	3,000	3,376

SCHEDULE OF INVESTMENTS MUNICIPAL HIGH INCOME FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Solaris Metro Dist No. 3, Ltd. Tax GO Rfdg Bonds, Ser 2016A, 5.000%, 12–1–46	$1,880	$ 1,864
		40,066
Connecticut – 0.8%		
CT Hlth and Edu Fac Auth, Hlthcare Fac Expansion Rev Bonds (Church Home of Hartford, Inc. Proj), Ser 2016A, 5.000%, 9–1–53	1,600	1,508
Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39	4,500	5,032
		6,540
Florida – 2.7%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11–1–29	2,250	2,400
6.750%, 11–1–39	2,390	2,556
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A:		
6.000%, 6–15–32	2,600	2,771
6.000%, 9–15–40	6,000	6,156
6.125%, 6–15–43	1,000	1,065
FL Dev Fin Corp., Rev Bonds (Sculptor Charter Sch Proj), Ser 2008A, 7.250%, 10–1–38	1,940	2,023
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at Health Park FL, Inc. Proj), Ser 2012, 6.500%, 10–1–47	3,835	4,157
		21,128
Georgia – 1.5%		
Cobb Cnty, GA, Dev Auth Sr Living Rfdg Rev Bonds (Provident Vlg Creekside Proj), Ser 2016A, 6.000%, 7–1–51	2,000	1,774
Greene Cnty Dev Auth, GA, First Mtg Rev Bonds (Glen-I LLC Proj), Ser 2015A, 7.250%, 1–1–46	6,000	6,000
Savannah Econ Dev Auth, Rfdg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2013, 7.250%, 1–1–49	4,000	4,440
		12,214
Hawaii – 0.3%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A:		
8.750%, 11–15–29	300	353
9.000%, 11–15–44	$2,000	$ 2,398
		2,751
Illinois – 9.1%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5–1–36	2,500	2,449
Chicago Multi–Fam Hsng Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12–1–43	3,000	2,620
Cook Cnty, IL, Recovery Zone Fac Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.500%, 10–15–40	4,500	4,599
Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28	505	518
IL Fin Auth, Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012, 5.750%, 5–15–46	2,500	2,594
IL Fin Auth, Multi–Family Hsng Rev Bonds (St. Anthony of Lansing Proj), Ser 2012, 6.500%, 12–1–32	4,655	4,883
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010A:		
8.000%, 5–15–40	5,000	5,571
8.000%, 5–15–46	9,000	10,002
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11–1–38	2,565	2,815
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44	5,000	5,676
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3–1–32	3,500	3,574
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010, 7.500%, 3–1–32	2,000	2,037
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–22	2,970	3,217
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22	275	283
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3–1–23	2,065	2,100
SW IL Dev Auth, Sr Care Fac Rev Bonds (Eden Ret Ctr, Inc. Proj), Ser 2006, 5.850%, 12–1–36	2,675	2,376
Vlg of Bridgeview, Cook Cnty, IL, GO Bonds, Ser 2015A, 5.625%, 12–1–41	$4,000	$ 4,074
Vlg of Bridgeview, Cook Cnty, IL, GO Rfdg Bonds, Ser 2014A, 5.500%, 12–1–43	5,000	4,794
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 8.000%, 12–1–29	7,385	5,080
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10–1–36	2,315	2,464
		71,726
Indiana – 3.6%		
Allen Cnty, IN, Econ Dev Rev Bonds (StoryPoint Fort Wayne Proj), Sr Ser 2017A-1:		
6.625%, 1–15–34	1,000	1,023
6.750%, 1–15–43	1,400	1,431
6.875%, 1–15–52	2,000	2,045
City of Carmel, IN, Rev Bonds, Ser 2012A, 7.125%, 11–15–47	6,250	6,790
IN Fin Auth, Midwestn Disaster Relief Rev Bonds (OH Vly Elec Corp. Proj), Ser 2012A, 5.000%, 6–1–39	6,335	6,342
Lake Station 2008 Bldg Corp., Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7–15–27	2,000	2,133
Terre Haute, IN, Rev Bonds (Westminister Vlg Proj), Ser 2012, 6.000%, 8–1–39	1,000	993
Westfield Redev Dist, Tax Incr Rev Bonds of 2009, 6.500%, 2–1–30	2,000	2,164
Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2–1–30	3,685	4,269
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Lakefront Dev Proj), Ser 2010, 6.750%, 1–15–32	665	710
Whiting, IN, Redev Dist Tax Incr Rev Bonds, Ser 2016, 4.000%, 1–15–32	1,000	915
		28,815
Iowa – 0.3%		
IA Fin Auth, Rev and Rfdg Bonds (Childserve Proj), Ser 2015B, 5.000%, 6–1–36	2,425	2,335
Kansas – 1.9%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009:		
7.000%, 9–1–29	900	958
7.000%, 9–1–38	3,000	3,194

SCHEDULE OF INVESTMENTS MUNICIPAL HIGH INCOME FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2008A, 6.750%, 9–1–30	$ 2,920	$ 2,952
Kansas City, Wyandotte Cnty, KS, Unif Govt Spl Oblig Rev Sales Tax Bonds (Vacation Vlg Proj), Ser 2015A, 5.750%, 9–1–32	3,000	2,961
Lawrence, KS (The Bowersock Mills & Power Co. Hydroelec Proj), Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8–1–37	3,500	3,647
Olathe, KS, Trans Dev Dist Sales Tax Rev Bonds (The Olathe Gateway TDD No. 1a Proj), Ser 2006:		
5.000%, 12–1–16 (D)	68	26
5.000%, 12–1–28 (D)	95	36
Wilson Cnty, KS, Hosp Rev Bonds, Ser 2006, 6.200%, 9–1–26	1,000	1,071
		14,845
Kentucky – 1.1%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	5,500	6,046
6.500%, 3–1–45	2,500	2,759
		8,805
Louisiana – 2.1%		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1–1–33	1,000	1,099
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev and Rfdg Bonds (CDF Hlthcare of LA LLC Proj), Ser 2015A, 5.625%, 6–1–45	3,000	2,942
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2013B, 10.500%, 7–1–39 (D)	11,000	4,257
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj - Phase IIA), Ser 2014A, 8.375%, 7–1–39 (D)	6,000	2,323
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2015, 7.750%, 7–1–39 (D)	3,000	1,162
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	4,600	4,950
		16,733
Maryland – 0.2%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	$ 1,250	$ 1,344
Massachusetts – 1.8%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 7.000%, 7–1–42	4,000	4,358
MA Port Auth, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2001B (Auction Rate Sec) (Insured by AMBAC) (BMA Index*2.65), 2.094%, 1–1–31 (B)	11,500	10,034
		14,392
Michigan – 2.9%		
MI Fin Auth, Hosp Rev and Rfdg Bonds (Presbyterian Vlg of MI), Ser 2015, 5.250%, 11–15–35	2,340	2,318
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012:		
7.100%, 10–1–31	1,000	997
7.450%, 10–1–41	1,000	1,000
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2010A:		
5.900%, 12–1–30	2,000	2,011
6.500%, 12–1–40	3,000	3,048
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10–1–45 (D)	9,815	1,767
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008A, 6.875%, 6–1–42	7,600	7,655
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008C, 0.000%, 6–1–58 (A)	50,000	1,243
The Econ Dev Corp. of Dearborn, MI, Ltd. Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008:		
6.000%, 11–15–18	605	593
7.000%, 11–15–38	2,400	2,232
		22,864
Missouri – 5.8%		
Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A, 7.750%, 5–1–28	1,750	1,932
Arnold, MO, Sales Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009B, 8.000%, 5–1–28	2,045	2,266
Ballwin, MO, Tax Incr Rfdg and Impvt Rev Bonds (Ballwin Town Ctr Redev Proj), Ser 2002A, 6.250%, 10–1–17	885	853
Missouri (Continued)		
Blue Springs, MO, Spl Oblig Tax Incr and Spl Dist Rfdg and Impvt Bonds (Adams Farm Proj), Ser 2015A, 5.250%, 6–1–39	$5,000	$4,864
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.875%, 12–1–31	675	541
6.125%, 12–1–36	675	532
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.400%, 10–1–26	760	704
5.500%, 10–1–31	1,500	1,336
5.550%, 10–1–36	400	345
Hlth and Edu Fac Auth of MO, Edu Fac Rfdg Rev Bonds, Rockhurst Univ, Ser 2011A, 6.500%, 10–1–30	1,500	1,618
Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11–1–23	1,535	1,460
Kirkwood, MO, Indl Dev Auth, Ret Cmnty Rev Bonds (Aberdeen Heights), Ser 2017A, 5.250%, 5–15–50	4,000	4,139
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008:		
0.000%, 4–1–55 (A)	3,302	476
5.750%, 4–1–55	2,391	2,100
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, 7.000%, 9–1–35	2,690	2,738
MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2005A, 6.000%, 6–1–20	720	764
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, 4.500%, 11–1–27	3,500	3,575
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7–15–36 (A)	1,500	656
0.000%, 7–15–37 (A)	2,500	1,047
Stone Canyon Cmnty Impvt Dist, Independence, MO, Rev Bonds (Pub Infra Impvt Proj), Ser 2007, 5.750%, 4–1–27 (D)	1,250	381
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, 5.750%, 3–1–27	1,220	1,237

SCHEDULE OF INVESTMENTS MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
The Indl Dev Auth of Branson, MO, Tax Incr Rev Bonds (Branson Shoppes Redev Proj), Ser 2006A, 5.950%, 11–1–29	$2,325	$ 2,327
The Indl Dev Auth of Grandview, MO, Tax Incr Rev Bonds (Grandview Crossing Proj 1), Ser 2006, 5.750%, 12–1–28 (D)	1,000	210
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3–1–29 (D)	1,185	732
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	2,845	2,984
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8–15–32	6,000	6,003
		45,820
Nebraska – 1.4%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9–1–37	8,000	8,706
5.000%, 9–1–42	2,000	2,122
		10,828
Nevada – 0.7%		
Director of the State of NV, Dept of Business and Industry Charter Sch Lease Rev Bonds (Somerset Academy), Ser 2015A, 5.125%, 12–15–45	2,515	2,467
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–38	3,000	3,343
		5,810
New Jersey – 1.6%		
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, 5.125%, 9–15–23	2,000	2,133
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007-1A:		
5.000%, 6–1–29	1,300	1,305
5.000%, 6–1–41	9,730	9,527
		12,965
New Mexico – 0.3%		
NM Hosp Equip Loan Council, Hosp Impvt and Rfdg Rev Bonds (Gerald Champion Rgnl Med Ctr Proj), Ser 2012A, 5.500%, 7–1–42	2,000	2,130

MUNICIPAL BONDS (Continued)	Principal	Value
New York – 5.5%		
Build NYC Res Corp., Rev Bonds (Albert Einstein Sch of Medicine, Inc. Proj), Ser 2015, 5.500%, 9–1–45	$ 5,000	$ 5,409
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A2, 6.500%, 1–1–32	1,125	1,128
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A4, 6.700%, 1–1–49	3,750	3,745
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A5, 6.700%, 1–1–49	726	725
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014B, 5.500%, 7–1–20	1,018	1,013
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014C, 2.000%, 1–1–49	2,648	443
Nassau Cnty Tob Stlmnt Corp., Tob Stlmnt Asset-Bkd Bonds, Ser 2006A-3 Sr Current Int Bonds, 5.125%, 6–1–46	3,000	2,890
NY Cntys Tob Trust VI, Tob Stlmt Pass-Through Bonds, Ser 2016A, 5.000%, 6–1–51	1,000	1,028
NY Liberty Dev Corp., Rev Bonds (3 World Trade Center Proj), Ser 2014, 5.000%, 11–15–44	15,000	15,727
NY Trans Dev Corp., Spl Fac Bonds (Laguardia Arpt Terminal B Redev Proj), Ser 2016A, 5.250%, 1–1–50	2,500	2,689
The Orange Co. Funding Corp. (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1–1–46	6,015	5,858
Westchester Tob Asset Securitization Corp., Tob Stlmt Bonds, Ser 2016B, 5.000%, 6–1–41	2,500	2,694
		43,349
North Carolina – 0.2%		
NC Tpk Auth, Monroe Expressway Toll Rev Bonds, Ser 2016C, 0.000%, 7–1–41 (A)	4,160	1,268

MUNICIPAL BONDS (Continued)	Principal	Value
Ohio – 0.7%		
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	$3,500	$ 3,935
Summit Cnty Port Auth, OH (Cleveland–Flats East Dev Proj), Ser 2010B, 6.875%, 5–15–40	1,205	1,305
		5,240
Oklahoma – 0.8%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11–15–25	1,845	1,838
6.000%, 11–15–38	4,550	4,444
		6,282
Oregon – 0.7%		
Port of Portland, OR, Portland Intl Arpt Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7–1–30	5,000	5,671
Pennsylvania – 2.7%		
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 5.250%, 1–1–41	3,000	3,039
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8–15–40	6,540	6,209
Delaware Cnty Indl Dev Auth, PA, Rfdg Rev Bonds (Covanta Proj), Ser 2015A, 5.000%, 7–1–43	5,000	5,012
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E (SIFMA Municipal Swap Index plus 100 bps), 0.000%, 12–1–38 (B)	3,000	3,568
Scranton-Lackawanna Hlth and Welfare Auth, Univ Rev Bonds (Marywood Univ Proj), Ser 2016, 5.000%, 6–1–46	2,000	1,932
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992:		
7.300%, 7–1–12 (D)	1,850	453
7.350%, 7–1–22 (D)	3,400	833
		21,046
Puerto Rico – 2.8%		
Cmnwlth of PR, GO Bonds of 2014, Ser A, 8.000%, 7–1–35 (D)	5,000	3,106
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A:		
5.750%, 7–1–28 (D)	2,000	1,180
5.500%, 7–1–39 (D)	3,750	2,212

SCHEDULE OF INVESTMENTS MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Puerto Rico (Continued)		
PR Aqueduct and Sewer Auth, Rev Bonds, Ser 2012A (Sr Lien), 5.750%, 7–1–37	$ 1,000	$ 762
PR Elec Power Auth, Power Rev Bonds, Ser 2013A, 7.000%, 7–1–43	13,000	8,223
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8–1–39	5,000	2,063
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010A:		
5.375%, 8–1–39	5,000	2,050
5.500%, 8–1–42	1,000	410
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, Ser 2011C, 5.250%, 8–1–40	3,000	1,949
		21,955
Rhode Island – 0.6%		
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015B, 5.000%, 6–1–50	5,000	5,060
South Carolina – 0.7%		
SC Jobs–Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A, 6.500%, 4–1–42	5,000	5,770
Tennessee – 0.1%		
Metro Nashville Arpt Auth, Arpt Impvt Rev Bonds, Ser 2015A, 5.000%, 7–1–40	1,000	1,120
Texas – 14.4%		
Arlington, TX, Higher Edu Fin Corp., Edu Rev Bonds (Wayside Sch), Ser 2016A, 4.625%, 8–15–46	1,250	1,156
Arlington, TX, Higher Edu Fin Corp., Rev Bonds (Newman Intl Academy), Ser 2016A, 5.375%, 8–15–36	4,585	4,378
Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	1,750	2,021
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3–1–33	3,500	3,973
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (A)	2,000	866
0.000%, 1–1–40 (A)	1,500	542
Cent TX Rgnl Mobility Auth, Sr Lien Rev Rfdg Bonds, Ser 2016, 5.000%, 1–1–46	2,000	2,182
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A, 5.000%, 11–1–45	5,500	5,834
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013B, 5.000%, 11–1–44	$ 5,000	$ 5,516
Grand Prkwy Trans Corp., First Tier Toll Rev Bonds, Ser 2013A, 5.500%, 4–1–53	10,000	11,050
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A, 9.000%, 9–1–38	2,865	3,049
Harris Cnty Cultural Edu Fac Fin Corp., Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8–15–28	4,500	4,743
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–38	1,600	1,640
La Vernia Higher Edu Fin Corp., Edu Rev Bonds (KIPP, Inc.), Ser 2009A, 6.375%, 8–15–44	2,000	2,239
La Vernia Higher Edu Fin Corp. (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8–15–38	5,070	5,442
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 6.875%, 12–1–24	2,000	2,031
New Hope Cultural Edu Fac Fin Corp., Edu Rev Bonds (Jubilee Academic Ctr), Ser 2016A, 5.000%, 8–15–46	2,000	1,920
North TX Twy Auth, Sys First Tier Rev Rfdg Bonds, Ser 2016A, 5.000%, 1–1–39	2,000	2,244
Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8–15–29	900	965
6.500%, 8–15–39	1,800	2,009
Sanger, TX, Indl Dev Corp., Indl Dev Rev Bonds (TX Pellets Proj), Ser 2012B, 8.000%, 7–1–38	5,000	2,207
Tarrant Cnty Cultural Edu Fac Fin Corp., Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A:		
7.300%, 6–1–29	425	470
7.750%, 6–1–39	1,200	1,369
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.750%, 11–15–37	6,000	6,038
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
4.875%, 11–15–39 (D)	$ 750	$ 599
5.000%, 11–15–44 (D)	7,000	5,596
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Air Force Vig Oblig Group Proj), Ser 2016, 5.000%, 5–15–45	2,650	2,610
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–32	1,000	1,065
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	9,750	11,011
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–32	1,500	1,740
7.000%, 6–30–40	6,000	6,808
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2–15–40	3,000	3,492
TX Trans Comsn, Cent TX Tpk Sys First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8–15–41	6,445	7,033
		113,838
Utah – 0.3%		
Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A, 5.500%, 6–1–37	2,000	2,108
Virgin Islands – 0.4%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A:		
6.625%, 10–1–29	1,500	1,246
6.750%, 10–1–37	2,000	1,613
		2,859
Virginia – 4.1%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2013A:		
6.000%, 6–1–43	3,911	3,605
2.000%, 10–1–48	1,265	59
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7–1–38	4,710	5,132

SCHEDULE OF INVESTMENTS MUNICIPAL HIGH INCOME FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Virginia (Continued)		
Lexington, VA, Indl Dev Auth, Residential Care Fac Rfdg Rev Bonds (Kendal at Lexington), Ser 2016, 4.000%, 1–1–37	$ 800	$ 773
Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007B, 5.625%, 9–1–41	2,779	2,146
Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007C, 0.000%, 9–1–41 (A)	821	107
Marquis Cmnty Dev Auth (York Country, VA), Convertible Cap Apprec Rev Bonds, Ser 2015, 0.000%, 9–1–45 (A)	859	556
Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 L.P. – Sussex Apt Proj), Ser 1996, 8.000%, 9–1–26	1,800	1,778
VA Small Business Fin Auth, Sr Lien Rev Bonds (95 Express Lanes LLC Proj), Ser 2012, 5.000%, 7–1–34	4,590	4,795
VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco LLC Proj), Ser 2012:		
6.000%, 1–1–37	1,615	1,816
5.500%, 1–1–42	11,000	11,813
		32,580
Washington – 0.8%		
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12–1–21	1,390	1,440
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3–1–38	4,100	4,585
		6,025
West Virginia – 0.1%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.750%, 10–1–37	1,000	1,050
Wisconsin – 2.1%		
Pub Fin Auth, Sr Arpt Fac Rev and Rfdg Bonds (Trlps Obligated Group), Ser 2012B, 5.000%, 7–1–42	4,500	4,621
Pub Fin Auth, Edu Rev Bonds (NC Charter Edu Fndtn Proj), Ser 2016A, 5.000%, 6–15–36	4,000	3,746
Pub Fin Auth, Higher Edu Fac Rev Bonds (Wittenberg Univ Proj), Ser 2016, 5.250%, 12–1–39	4,000	3,705

MUNICIPAL BONDS (Continued)	Principal	Value
Wisconsin (Continued)		
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35	$ 1,000	$ 1,149
6.125%, 6–1–39	1,000	1,149
WI Pub Fin Auth, Edu Rev Bonds (Triad Edu Svc), Ser 2015A, 5.500%, 6–15–45	2,000	1,961
		16,331
Wyoming – 0.5%		
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.500%, 1–1–38	4,000	4,138
TOTAL MUNICIPAL BONDS – 96.1%		$759,015
(Cost: $771,551)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 0.4%		
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia), 0.940%, 4–28–17	4,000	3,997
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.190%, 4–5–17 (F)	445	445
Municipal Obligations – 2.1%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.) (BVAL plus 7 bps), 0.860%, 4–7–17 (F)	1,025	1,025
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps), 0.850%, 4–7–17 (F)	1,200	1,200
Fremont (Alameda Cnty, CA), Public Fin Auth, Var Rate Demand Certs of Part, Ser 2008 (GTD by U.S. Bank N.A.) (BVAL plus 7 bps), 0.870%, 4–7–17 (F)	1,400	1,400
IA Fin Auth, Var Rate Demand Hlth Fac Rev Bonds (Great River Med Ctr Proj), Ser 2008 (GTD by Great River Medical Center) (BVAL plus 17 bps), 0.900%, 4–1–17 (F)	485	485
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.) (BVAL plus 24 bps), 0.940%, 4–7–17 (F)	2,350	2,350

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
NY Metro Trans Auth, Trans Rev Var Rate Bonds, Ser 2005E-3 (GTD by Bank of Montreal) (BVAL plus 21 bps), 0.910%, 4–7–17 (F)	$2,000	$ 2,000
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2015B (GTD by Wells Fargo Bank N.A.) (BVAL plus 20 bps), 0.900%, 4–7–17 (F)	1,300	1,300
NY State Hsng Fin Agy, Related 42nd and 10th Hsng Rev Bonds, Ser 2010A (GTD by FHLMC) (BVAL plus 14 bps), 0.840%, 4–7–17 (F)	4,000	4,000
NYC GO Bonds, Fiscal 2008 Ser L-4 (GTD by U.S. Bank N.A.) (BVAL plus 16 bps), 0.900%, 4–1–17 (F)	2,500	2,500
		16,260
TOTAL SHORT-TERM SECURITIES – 2.6%		$ 20,702
(Cost: $20,702)		
TOTAL INVESTMENT SECURITIES – 98.7%		$ 779,717
(Cost: $792,253)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.3%		10,092
NET ASSETS – 100.0%		$789,809

SCHEDULE OF INVESTMENTS MUNICIPAL HIGH INCOME FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

Notes to Schedule of Investments

(A)Zero coupon bond.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(C)Purchased on a when-issued basis with settlement subsequent to March 31, 2017.

(D)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E)Rate shown is the yield to maturity at March 31, 2017.

(F)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$—	$759,015	$—
Short-Term Securities	—	20,702	—
Total	$—	$ 779,717	$—

During the period ended March 31, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BVAL = Bloomberg Valuation Municipal AAA Benchmark
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
SIFMA = Securities Industry and Financial Markets Association

See Accompanying Notes to Financial Statements.

AS OF MARCH 31, 2017 (UNAUDITED)

(In thousands, except per share amounts)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
ASSETS							
Investments in unaffiliated securities at value+	$ 1,157,584	$ 1,445,865	$ 536,036	$ 224,789	$ 2,061,725	$ 790,146	$ 779,717
Investments in affiliated securities at value+	—	—	—	—	4,321	—	—
Investments at Value	1,157,584	1,445,865	536,036	224,789	2,066,046	790,146	779,717
Cash	1	9,797	92	74	2,052	1	1
Restricted cash	—	—	—	—	—	552	—
Investment securities sold receivable	1,879	—	151	2,496	5,049	—	—
Dividends and interest receivable	8,988	931	5,532	1,077	34,998	10,180	13,492
Capital shares sold receivable	871	29,650	494	90	2,022	420	342
Receivable from affiliates	—	92	182	88	1	178	30
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	52	—	—
Prepaid and other assets	60	79	43	38	111	59	181
Total Assets	1,169,383	1,486,414	542,530	228,652	2,110,331	801,536	793,763
LIABILITIES							
Investment securities purchased payable	11,489	—	—	—	41,846	—	1,438
Capital shares redeemed payable	2,779	63,497	6,626	903	7,288	1,826	1,862
Distributions payable	—	63	—	39	1,661	—	401
Independent Trustees and Chief Compliance Officer fees payable	221	124	102	74	261	170	124
Distribution and service fees payable	3	—*	2	1	9	4	5
Shareholder servicing payable	248	487	158	56	331	90	76
Investment management fee payable	15	13	9	3	32	11	11
Accounting services fee payable	22	21	13	8	22	17	18
Unrealized depreciation on forward foreign currency contracts	—	—	86	—	21	—	—
Variation margin payable	—	—	—	—	—	36	—
Other liabilities	33	29	25	7	37	19	19
Total Liabilities	14,810	64,234	7,021	1,091	51,508	2,173	3,954
Total Net Assets	$1,154,573	$1,422,180	$535,509	$ 227,561	$2,058,823	$799,363	$789,809
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 1,153,754	$ 1,422,257	$ 588,839	$ 233,891	$ 2,252,891	$ 742,488	$ 817,591
Undistributed (distributions in excess of) net investment income	64	—	1,148	(320)	—	2,637	2,057
Accumulated net realized loss	(965)	(77)	(37,040)	(3,449)	(156,048)	(9,336)	(17,303)
Net unrealized appreciation (depreciation)	1,720	—	(17,438)	(2,561)	(38,020)	63,574	(12,536)
Total Net Assets	$1,154,573	$1,422,180	$535,509	$ 227,561	$2,058,823	$799,363	$789,809
CAPITAL SHARES OUTSTANDING:							
Class A	74,413	1,418,634	69,888	17,307	179,145	69,609	134,667
Class B	310	790	267	143	611	87	126
Class C	1,470	2,834	1,412	527	5,220	1,790	4,491
Class Y	110,517	N/A	72,610	24,181	119,333	35,654	27,492
NET ASSET VALUE PER SHARE:							
Class A	$ 6.18	$ 1.00	$ 3.71	$ 5.40	$ 6.77	$ 7.46	$ 4.74
Class B	$ 6.18	$ 1.00	$ 3.71	$ 5.40	$ 6.77	$ 7.45	$ 4.74
Class C	$ 6.17	$ 1.00	$ 3.71	$ 5.40	$ 6.77	$ 7.45	$ 4.74
Class Y	$ 6.18	N/A	$ 3.72	$ 5.40	$ 6.77	$ 7.46	$ 4.74
+COST							
Investments in unaffiliated securities at cost	$ 1,155,864	$ 1,445,865	$ 553,400	$ 227,350	$ 2,100,111	$ 726,485	$ 792,253
Investments in affiliated securities at cost	—	—	—	—	3,986	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR SIX MONTHS ENDED MARCH 31, 2017 (UNAUDITED)

(In thousands)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 6	$ —	$ 724	$ —	$ 15	$ —	$ —
Foreign dividend withholding tax	—	—	(18)	—	—	—	—
Interest and amortization from unaffiliated securities	18,054	6,097	10,218	2,669	78,915	16,435	22,515
Interest and amortization from affiliated securities	—	—	—	—	71	—	—
Foreign interest withholding tax	(1)	—	—	—	—	—	—
Total Investment Income	18,059	6,097	10,924	2,669	79,001	16,435	22,515
EXPENSES							
Investment management fee	2,854	2,738	1,747	633	5,754	2,178	2,138
Distribution and service fees:							
Class A	606	—	333	131	1,495	681	837
Class B	11	5	5	5	22	3	3
Class C	48	17	27	16	172	71	115
Shareholder servicing:							
Class A	560	2,311	374	132	872	185	200
Class B	9	1	5	3	14	1	1
Class C	16	3	10	5	37	12	18
Class Y	586	N/A	242	119	626	231	115
Registration fees	52	74	38	42	54	45	43
Custodian fees	11	7	11	5	11	8	7
Independent Trustees and Chief Compliance Officer fees	50	50	23	12	73	36	33
Accounting services fee	129	127	80	47	129	107	107
Professional fees	38	23	48	19	70	46	52
Other	48	76	37	14	60	32	31
Total Expenses	5,018	5,432	2,980	1,183	9,389	3,636	3,700
Less:							
Expenses in excess of limit	(32)	(92)	(182)	(97)	(1)	(213)	(40)
Total Net Expenses	4,986	5,340	2,798	1,086	9,388	3,423	3,660
Net Investment Income	13,073	757	8,126	1,583	69,613	13,012	18,855
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	789	65	(7,576)	(949)	(9,731)	610	9,796
Futures contracts	—	—	—	—	—	1,941	1,035
Forward foreign currency contracts	—	—	354	—	411	—	—
Foreign currency exchange transactions	—	—	50	—	(12)	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(40,033)	—	9,605	(8,805)	49,924	(28,855)	(50,691)
Investments in affiliated securities	—	—	—	—	335	—	—
Futures contracts	—	—	—	—	—	(369)	(405)
Forward foreign currency contracts	—	—	(153)	—	(39)	—	—
Foreign currency exchange transactions	—	—	(41)	—	2	—	—
Net Realized and Unrealized Gain (Loss)	(39,244)	65	2,239	(9,754)	40,890	(26,673)	(40,265)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ (26,171)	$ 822	$10,365	$ (8,171)	$110,503	$ (13,661)	$ (21,410)

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund		Cash Management		Global Bond Fund	
	Six months ended 3-31-17 (Unaudited)	Year ended 9-30-16	Six months ended 3-31-17 (Unaudited)	Year ended 9-30-16	Six months ended 3-31-17 (Unaudited)	Year ended 9-30-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 13,073	$ 25,343	$ 757	$ 284	$ 8,126	$ 20,409
Net realized gain (loss) on investments	789	23,374	65	185	(7,172)	(24,750)
Net change in unrealized appreciation (depreciation)	(40,033)	31,076	—	—	9,411	45,166
Net Increase (Decrease) in Net Assets Resulting from Operations	(26,171)	79,793	822	469	10,365	40,825
Distributions to Shareholders From:						
Net investment income:						
Class A	(6,060)	(20,764)	(757)	(283)	(2,578)	(9,955)
Class B	(13)	(18)	—*	—*	(3)	(9)
Class C	(79)	(113)	—*	(1)	(30)	(63)
Class Y	(9,856)	(4,490)	N/A	N/A	(3,271)	(2,269)
Net realized gains:						
Class A	(8,921)	(12,487)	—	—	—	—
Class B	(41)	(31)	—	—	—	—
Class C	(172)	(98)	—	—	—	—
Class Y	(13,175)	(24)	N/A	N/A	—	—
Total Distributions to Shareholders	(38,317)	(38,025)	(757)	(284)	(5,882)	(12,296)
Capital Share Transactions	(65,244)	21,108	17,131	49,092	(60,416)	(140,384)
Net Increase (Decrease) in Net Assets	(129,732)	62,876	17,196	49,277	(55,933)	(111,855)
Net Assets, Beginning of Period	1,284,305	1,221,429	1,404,984	1,355,707	591,442	703,297
Net Assets, End of Period	$ 1,154,573	$1,284,305	$1,422,180	$1,404,984	$535,509	$ 591,442
Undistributed net investment income	$ 64	$ 2,999	$ —	$ —	$ 1,148	$ 1,389

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Government Securities Fund		High Income Fund	
	Six months ended 3-31-17 (Unaudited)	Year ended 9-30-16	Six months ended 3-31-17 (Unaudited)	Year ended 9-30-16
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 1,583	$ 2,989	$ 69,613	$ 149,506
Net realized gain (loss) on investments	(949)	1,429	(9,332)	(122,628)
Net change in unrealized appreciation (depreciation)	(8,805)	3,253	50,222	127,486
Net Increase (Decrease) in Net Assets Resulting from Operations	(8,171)	7,671	110,503	154,364
Distributions to Shareholders From:				
Net investment income:				
Class A	(714)	(2,958)	(38,973)	(113,561)
Class B	(1)	(2)	(118)	(311)
Class C	(8)	(16)	(982)	(2,183)
Class Y	(1,180)	(674)	(26,817)	(32,357)
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	—	—
Total Distributions to Shareholders	(1,903)	(3,650)	(66,890)	(148,412)
Capital Share Transactions	(41,714)	24,701	(59,203)	(54,967)
Net Increase (Decrease) in Net Assets	(51,788)	28,722	(15,590)	(49,015)
Net Assets, Beginning of Period	279,349	250,627	2,074,413	2,123,428
Net Assets, End of Period	$ 227,561	$ 279,349	$ 2,058,823	$ 2,074,413
Undistributed (distributions in excess of) net investment income	$ (320)	$ —*	$ —	$ (1,372)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Municipal Bond Fund		Municipal High Income Fund	
	Six months ended 3-31-17 (Unaudited)	Year ended 9-30-16	Six months ended 3-31-17 (Unaudited)	Year ended 9-30-16
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 13,012	$ 25,048	$ 18,855	$ 38,929
Net realized gain (loss) on investments	2,551	398	10,831	(4,112)
Net change in unrealized appreciation (depreciation)	(29,224)	15,511	(51,096)	14,912
Net Increase (Decrease) in Net Assets Resulting from Operations	(13,661)	40,957	(21,410)	49,729
Distributions to Shareholders From:				
Net investment income:				
Class A	(8,295)	(22,028)	(15,325)	(35,714)
Class B	(7)	(13)	(11)	(30)
Class C	(158)	(276)	(432)	(867)
Class Y	(4,548)	(2,164)	(3,272)	(1,781)
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	—	—
Total Distributions to Shareholders	(13,008)	(24,481)	(19,040)	(38,392)
Capital Share Transactions	(72,091)	16,064	(52,556)	31,074
Net Increase (Decrease) in Net Assets	(98,760)	32,540	(93,006)	42,411
Net Assets, Beginning of Period	898,123	865,583	882,815	840,404
Net Assets, End of Period	$799,363	$898,123	$789,809	$882,815
Undistributed net investment income	$ 2,637	$ 2,633	$ 2,057	$ 2,242

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2017 (unaudited)	$ 6.51	$0.06	$(0.20)	$ (0.14)	$(0.08)	$ (0.11)	$ (0.19)
Year ended 9-30-2016	6.30	0.13	0.28	0.41	(0.13)	(0.07)	(0.20)
Year ended 9-30-2015	6.34	0.13	(0.03)	0.10	(0.14)	—	(0.14)
Year ended 9-30-2014	6.33	0.16	0.03	0.19	(0.18)	—	(0.18)
Year ended 9-30-2013	6.67	0.15	(0.32)	(0.17)	(0.17)	—	(0.17)
Year ended 9-30-2012	6.46	0.18	0.23	0.41	(0.20)	—	(0.20)
Class B Shares[5]							
Six-month period ended							
3-31-2017 (unaudited)	6.51	0.02	(0.20)	(0.18)	(0.04)	(0.11)	(0.15)
Year ended 9-30-2016	6.29	0.04	0.29	0.33	(0.04)	(0.07)	(0.11)
Year ended 9-30-2015	6.34	0.05	(0.04)	0.01	(0.06)	—	(0.06)
Year ended 9-30-2014	6.33	0.08	0.03	0.11	(0.10)	—	(0.10)
Year ended 9-30-2013	6.66	0.07	(0.31)	(0.24)	(0.09)	—	(0.09)
Year ended 9-30-2012	6.45	0.10	0.23	0.33	(0.12)	—	(0.12)
Class C Shares							
Six-month period ended							
3-31-2017 (unaudited)	6.50	0.03	(0.20)	(0.17)	(0.05)	(0.11)	(0.16)
Year ended 9-30-2016	6.29	0.07	0.28	0.35	(0.07)	(0.07)	(0.14)
Year ended 9-30-2015	6.34	0.07	(0.03)	0.04	(0.09)	—	(0.09)
Year ended 9-30-2014	6.33	0.10	0.03	0.13	(0.12)	—	(0.12)
Year ended 9-30-2013	6.66	0.09	(0.31)	(0.22)	(0.11)	—	(0.11)
Year ended 9-30-2012	6.45	0.12	0.23	0.35	(0.14)	—	(0.14)
Class Y Shares							
Six-month period ended							
3-31-2017 (unaudited)	6.51	0.07	(0.20)	(0.13)	(0.09)	(0.11)	(0.20)
Year ended 9-30-2016	6.30	0.15	0.28	0.43	(0.15)	(0.07)	(0.22)
Year ended 9-30-2015	6.35	0.15	(0.04)	0.11	(0.16)	—	(0.16)
Year ended 9-30-2014	6.34	0.18	0.03	0.21	(0.20)	—	(0.20)
Year ended 9-30-2013	6.67	0.17	(0.31)	(0.14)	(0.19)	—	(0.19)
Year ended 9-30-2012	6.46	0.20	0.23	0.43	(0.22)	—	(0.22)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2017 (unaudited)	$ 6.18	-2.09%	$ 460	0.99%[4]	1.99%[4]	1.01%[4]	1.97%[4]	23%
Year ended 9-30-2016	6.51	6.58	520	0.97	2.03	0.98	2.02	88
Year ended 9-30-2015	6.30	1.66	1,206	0.95	2.02	0.96	2.01	58
Year ended 9-30-2014	6.34	3.03	1,239	0.96	2.58	0.97	2.57	18
Year ended 9-30-2013	6.33	-2.48	1,365	0.94	2.32	0.95	2.31	28
Year ended 9-30-2012	6.67	6.24	1,584	0.96	2.74	0.97	2.73	24
Class B Shares[5]								
Six-month period ended 3-31-2017 (unaudited)	6.18	-2.74	2	2.36[4]	0.62[4]	—	—	23
Year ended 9-30-2016	6.51	5.31	2	2.31	0.68	—	—	88
Year ended 9-30-2015	6.29	0.21	3	2.26	0.73	—	—	58
Year ended 9-30-2014	6.34	1.70	4	2.25	1.30	—	—	18
Year ended 9-30-2013	6.33	-3.70	6	2.20	1.06	—	—	28
Year ended 9-30-2012	6.66	5.12	10	2.18	1.55	—	—	24
Class C Shares								
Six-month period ended 3-31-2017 (unaudited)	6.17	-2.50	9	1.86[4]	1.12[4]	—	—	23
Year ended 9-30-2016	6.50	5.65	10	1.85	1.14	—	—	88
Year ended 9-30-2015	6.29	0.56	10	1.87	1.11	—	—	58
Year ended 9-30-2014	6.34	2.08	11	1.89	1.65	—	—	18
Year ended 9-30-2013	6.33	-3.35	14	1.84	1.42	—	—	28
Year ended 9-30-2012	6.66	5.44	20	1.85	1.85	—	—	24
Class Y Shares								
Six-month period ended 3-31-2017 (unaudited)	6.18	-1.96	684	0.69[4]	2.29[4]	—	—	23
Year ended 9-30-2016	6.51	6.88	752	0.67	2.28	—	—	88
Year ended 9-30-2015	6.30	1.80	2	0.67	2.41	—	—	58
Year ended 9-30-2014	6.35	3.33	25	0.67	2.87	—	—	18
Year ended 9-30-2013	6.34	-2.19	15	0.65	2.59	—	—	28
Year ended 9-30-2012	6.67	6.73	35	0.66	3.07	—	—	24

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

CASH MANAGEMENT

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2017 (unaudited)	$1.00	$0.00*	$0.00*	$0.00*	$—*	$—	$—*
Year ended 9-30-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2013	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2012	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class B Shares[5]							
Six-month period ended							
3-31-2017 (unaudited)	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2013	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2012	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class C Shares[5]							
Six-month period ended							
3-31-2017 (unaudited)	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2013	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2012	1.00	0.00*	0.00*	0.00*	—*	—	—*

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]
Class A Shares							
Six-month period ended 3-31-2017 (unaudited)	$1.00	0.05%	$ 1,418	0.74%[4]	0.10%[4]	0.75%[4]	0.09%[4]
Year ended 9-30-2016	1.00	0.02	1,401	0.49	0.02	0.79	-0.28
Year ended 9-30-2015	1.00	0.02	1,350	0.19	0.02	0.80	-0.59
Year ended 9-30-2014	1.00	0.02	1,271	0.17	0.02	0.79	-0.60
Year ended 9-30-2013	1.00	0.02	1,290	0.25	0.02	0.82	-0.55
Year ended 9-30-2012	1.00	0.02	1,060	0.32	0.02	0.83	-0.49
Class B Shares[5]							
Six-month period ended 3-31-2017 (unaudited)	1.00	0.02	1	0.81[4]	0.02[4]	1.63[4]	-0.80[4]
Year ended 9-30-2016	1.00	0.02	1	0.49	0.02	1.73	-1.22
Year ended 9-30-2015	1.00	0.02	1	0.19	0.02	1.79	-1.58
Year ended 9-30-2014	1.00	0.02	1	0.17	0.02	1.99	-1.80
Year ended 9-30-2013	1.00	0.02	2	0.26	0.02	1.33	-1.05
Year ended 9-30-2012	1.00	0.02	2	0.31	0.02	1.98	-1.65
Class C Shares[5]							
Six-month period ended 3-31-2017 (unaudited)	1.00	0.02	3	0.82[4]	0.02[4]	1.63[4]	-0.79[4]
Year ended 9-30-2016	1.00	0.02	3	0.46	0.02	1.62	-1.14
Year ended 9-30-2015	1.00	0.02	5	0.18	0.02	1.59	-1.39
Year ended 9-30-2014	1.00	0.02	5	0.17	0.02	1.59	-1.40
Year ended 9-30-2013	1.00	0.02	8	0.24	0.02	1.63	-1.37
Year ended 9-30-2012	1.00	0.02	5	0.31	0.02	1.65	-1.32

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2017 (unaudited)	$3.68	$0.05	$ 0.02	$ 0.07	$(0.04)	$ —	$(0.04)
Year ended 9-30-2016	3.52	0.11	0.12	0.23	(0.07)	—	(0.07)
Year ended 9-30-2015	3.90	0.13	(0.39)	(0.26)	(0.12)	—	(0.12)
Year ended 9-30-2014	3.88	0.15	0.02	0.17	(0.15)	—	(0.15)
Year ended 9-30-2013	4.01	0.16	(0.10)	0.06	(0.17)	(0.02)	(0.19)
Year ended 9-30-2012	3.88	0.17	0.13	0.30	(0.17)	—	(0.17)
Class B Shares[5]							
Six-month period ended							
3-31-2017 (unaudited)	3.68	0.03	0.01	0.04	(0.01)	—	(0.01)
Year ended 9-30-2016	3.51	0.07	0.12	0.19	(0.02)	—	(0.02)
Year ended 9-30-2015	3.89	0.08	(0.39)	(0.31)	(0.07)	—	(0.07)
Year ended 9-30-2014	3.88	0.10	0.01	0.11	(0.10)	—	(0.10)
Year ended 9-30-2013	4.01	0.11	(0.10)	0.01	(0.12)	(0.02)	(0.14)
Year ended 9-30-2012	3.88	0.12	0.13	0.25	(0.12)	—	(0.12)
Class C Shares							
Six-month period ended							
3-31-2017 (unaudited)	3.68	0.03	0.02	0.05	(0.02)	—	(0.02)
Year ended 9-30-2016	3.51	0.08	0.12	0.20	(0.03)	—	(0.03)
Year ended 9-30-2015	3.90	0.09	(0.39)	(0.30)	(0.09)	—	(0.09)
Year ended 9-30-2014	3.88	0.12	0.02	0.14	(0.12)	—	(0.12)
Year ended 9-30-2013	4.01	0.13	(0.10)	0.03	(0.13)	(0.03)	(0.16)
Year ended 9-30-2012	3.88	0.13	0.13	0.26	(0.13)	—	(0.13)
Class Y Shares							
Six-month period ended							
3-31-2017 (unaudited)	3.68	0.06	0.02	0.08	(0.04)	—	(0.04)
Year ended 9-30-2016	3.52	0.12	0.12	0.24	(0.08)	—	(0.08)
Year ended 9-30-2015	3.90	0.14	(0.39)	(0.25)	(0.13)	—	(0.13)
Year ended 9-30-2014	3.88	0.16	0.03	0.19	(0.17)	—	(0.17)
Year ended 9-30-2013	4.02	0.18	(0.12)	0.06	(0.18)	(0.02)	(0.20)
Year ended 9-30-2012	3.88	0.18	0.14	0.32	(0.18)	—	(0.18)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
3-31-2017 (unaudited)	$ 3.71	1.80%	$260	1.15%[4]	2.74%[4]	1.24%[4]	2.65%[4]	12%
Year ended 9-30-2016	3.68	6.49	281	1.19	3.21	1.22	3.18	16
Year ended 9-30-2015	3.52	-6.89	641	1.17	3.36	1.19	3.34	16
Year ended 9-30-2014	3.90	4.48	787	1.17	3.79	1.19	3.77	27
Year ended 9-30-2013	3.88	1.48	796	1.19	4.04	1.21	4.02	21
Year ended 9-30-2012	4.01	7.78	794	1.21	4.23	1.23	4.21	27
Class B Shares[5]								
Six-month period ended								
3-31-2017 (unaudited)	3.71	1.11	1	2.50[4]	1.40[4]	2.63[4]	1.27[4]	12
Year ended 9-30-2016	3.68	5.37	1	2.52	1.84	2.55	1.81	16
Year ended 9-30-2015	3.51	-8.13	2	2.52	2.02	2.54	2.00	16
Year ended 9-30-2014	3.89	2.87	3	2.45	2.51	2.47	2.49	27
Year ended 9-30-2013	3.88	0.26	4	2.42	2.82	2.44	2.80	21
Year ended 9-30-2012	4.01	6.51	6	2.37	3.07	2.39	3.05	27
Class C Shares								
Six-month period ended								
3-31-2017 (unaudited)	3.71	1.38	5	2.03[4]	1.86[4]	2.08[4]	1.81[4]	12
Year ended 9-30-2016	3.68	5.87	6	2.03	2.33	2.06	2.30	16
Year ended 9-30-2015	3.51	-7.92	7	2.00	2.53	2.02	2.51	16
Year ended 9-30-2014	3.90	3.63	11	2.00	2.96	2.02	2.94	27
Year ended 9-30-2013	3.88	0.62	12	2.00	3.22	2.02	3.20	21
Year ended 9-30-2012	4.01	6.89	14	2.03	3.40	2.05	3.38	27
Class Y Shares								
Six-month period ended								
3-31-2017 (unaudited)	3.72	2.24	270	0.83[4]	3.06[4]	0.87[4]	3.02[4]	12
Year ended 9-30-2016	3.68	6.88	303	0.81	3.32	0.84	3.29	16
Year ended 9-30-2015	3.52	-6.56	53	0.81	3.71	0.83	3.69	16
Year ended 9-30-2014	3.90	4.88	52	0.80	4.15	0.82	4.13	27
Year ended 9-30-2013	3.88	1.86	38	0.80	4.42	0.82	4.40	21
Year ended 9-30-2012	4.02	8.22	41	0.81	4.61	0.83	4.59	27

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

GOVERNMENT SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2017 (unaudited)	$5.60	$0.03	$ (0.19)	$ (0.16)	$(0.04)	$ —	$(0.04)
Year ended 9-30-2016	5.51	0.06	0.10	0.16	(0.07)	—	(0.07)
Year ended 9-30-2015	5.49	0.07	0.03	0.10	(0.08)	—	(0.08)
Year ended 9-30-2014	5.51	0.08	(0.01)	0.07	(0.09)	—	(0.09)
Year ended 9-30-2013	5.85	0.07	(0.29)	(0.22)	(0.09)	(0.03)	(0.12)
Year ended 9-30-2012	5.89	0.10	0.03	0.13	(0.12)	(0.05)	(0.17)
Class B Shares[5]							
Six-month period ended							
3-31-2017 (unaudited)	5.60	0.00*	(0.19)	(0.19)	(0.01)	—	(0.01)
Year ended 9-30-2016	5.51	0.00*	0.10	0.10	(0.01)	—	(0.01)
Year ended 9-30-2015	5.49	0.00*	0.04	0.04	(0.02)	—	(0.02)
Year ended 9-30-2014	5.51	0.01	0.00	0.01	(0.03)	—	(0.03)
Year ended 9-30-2013	5.85	0.01	(0.29)	(0.28)	(0.03)	(0.03)	(0.06)
Year ended 9-30-2012	5.89	0.03	0.03	0.06	(0.05)	(0.05)	(0.10)
Class C Shares							
Six-month period ended							
3-31-2017 (unaudited)	5.60	0.00*	(0.19)	(0.19)	(0.01)	—	(0.01)
Year ended 9-30-2016	5.51	0.01	0.11	0.12	(0.03)	—	(0.03)
Year ended 9-30-2015	5.49	0.02	0.04	0.06	(0.04)	—	(0.04)
Year ended 9-30-2014	5.51	0.03	0.00	0.03	(0.05)	—	(0.05)
Year ended 9-30-2013	5.85	0.03	(0.29)	(0.26)	(0.05)	(0.03)	(0.08)
Year ended 9-30-2012	5.89	0.05	0.03	0.08	(0.07)	(0.05)	(0.12)
Class Y Shares							
Six-month period ended							
3-31-2017 (unaudited)	5.60	0.04	(0.20)	(0.16)	(0.04)	—	(0.04)
Year ended 9-30-2016	5.51	0.07	0.11	0.18	(0.09)	—	(0.09)
Year ended 9-30-2015	5.49	0.08	0.04	0.12	(0.10)	—	(0.10)
Year ended 9-30-2014	5.51	0.10	(0.01)	0.09	(0.11)	—	(0.11)
Year ended 9-30-2013	5.85	0.09	(0.29)	(0.20)	(0.11)	(0.03)	(0.14)
Year ended 9-30-2012	5.89	0.11	0.03	0.14	(0.13)	(0.05)	(0.18)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
3-31-2017 (unaudited)	$5.40	-2.91%	$ 93	1.00%[4]	1.10%[4]	1.11%[4]	0.99%[4]	23%
Year ended 9-30-2016	5.60	3.01	118	1.01	1.11	1.07	1.05	43
Year ended 9-30-2015	5.51	1.88	244	1.01	1.18	1.07	1.12	63
Year ended 9-30-2014	5.49	1.35	249	1.02	1.45	1.06	1.41	3
Year ended 9-30-2013	5.51	-3.80	336	1.00	1.31	1.06	1.25	26
Year ended 9-30-2012	5.85	2.20	456	0.99	1.65	1.05	1.59	37
Class B Shares[5]								
Six-month period ended								
3-31-2017 (unaudited)	5.40	-3.46	1	2.13[4]	-0.02[4]	2.20[4]	-0.09[4]	23
Year ended 9-30-2016	5.60	1.83	1	2.17	-0.05	2.21	-0.09	43
Year ended 9-30-2015	5.51	0.68	1	2.20	-0.01	2.24	-0.05	63
Year ended 9-30-2014	5.49	0.13	2	2.23	0.24	2.27	0.20	3
Year ended 9-30-2013	5.51	-4.88	2	2.13	0.18	2.17	0.14	26
Year ended 9-30-2012	5.85	1.06	4	2.13	0.53	2.17	0.49	37
Class C Shares								
Six-month period ended								
3-31-2017 (unaudited)	5.40	-3.34	3	1.88[4]	0.23[4]	1.95[4]	0.16[4]	23
Year ended 9-30-2016	5.60	2.10	3	1.91	0.21	1.95	0.17	43
Year ended 9-30-2015	5.51	1.04	4	1.84	0.35	1.88	0.31	63
Year ended 9-30-2014	5.49	0.49	5	1.87	0.60	1.91	0.56	3
Year ended 9-30-2013	5.51	-4.56	7	1.79	0.52	1.83	0.48	26
Year ended 9-30-2012	5.85	1.37	11	1.81	0.83	1.85	0.79	37
Class Y Shares								
Six-month period ended								
3-31-2017 (unaudited)	5.40	-2.78	131	0.72[4]	1.38[4]	0.77[4]	1.33[4]	23
Year ended 9-30-2016	5.60	3.33	157	0.70	1.33	0.74	1.29	43
Year ended 9-30-2015	5.51	2.20	2	0.70	1.50	0.74	1.46	63
Year ended 9-30-2014	5.49	1.67	2	0.69	1.78	0.73	1.74	3
Year ended 9-30-2013	5.51	-3.50	2	0.69	1.63	0.73	1.59	26
Year ended 9-30-2012	5.85	2.53	19	0.68	1.97	0.72	1.93	37

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2017 (unaudited)	$6.62	$0.23	$ 0.14	$ 0.37	$(0.22)	$ —	$(0.22)
Year ended 9-30-2016	6.58	0.48	0.03	0.51	(0.47)	—	(0.47)
Year ended 9-30-2015	7.52	0.48	(0.80)	(0.32)	(0.48)	(0.14)	(0.62)
Year ended 9-30-2014	7.66	0.51	0.05	0.56	(0.51)	(0.19)	(0.70)
Year ended 9-30-2013	7.43	0.56	0.24	0.80	(0.57)	—	(0.57)
Year ended 9-30-2012	6.61	0.56	0.83	1.39	(0.57)	—	(0.57)
Class B Shares[5]							
Six-month period ended							
3-31-2017 (unaudited)	6.62	0.19	0.14	0.33	(0.18)	—	(0.18)
Year ended 9-30-2016	6.58	0.40	0.03	0.43	(0.39)	—	(0.39)
Year ended 9-30-2015	7.52	0.40	(0.80)	(0.40)	(0.40)	(0.14)	(0.54)
Year ended 9-30-2014	7.66	0.42	0.05	0.47	(0.42)	(0.19)	(0.61)
Year ended 9-30-2013	7.43	0.48	0.23	0.71	(0.48)	—	(0.48)
Year ended 9-30-2012	6.61	0.49	0.82	1.31	(0.49)	—	(0.49)
Class C Shares							
Six-month period ended							
3-31-2017 (unaudited)	6.62	0.20	0.14	0.34	(0.19)	—	(0.19)
Year ended 9-30-2016	6.58	0.42	0.04	0.46	(0.42)	—	(0.42)
Year ended 9-30-2015	7.52	0.43	(0.80)	(0.37)	(0.43)	(0.14)	(0.57)
Year ended 9-30-2014	7.66	0.45	0.05	0.50	(0.45)	(0.19)	(0.64)
Year ended 9-30-2013	7.43	0.50	0.24	0.74	(0.51)	—	(0.51)
Year ended 9-30-2012	6.61	0.51	0.83	1.34	(0.52)	—	(0.52)
Class Y Shares							
Six-month period ended							
3-31-2017 (unaudited)	6.62	0.23	0.14	0.37	(0.22)	—	(0.22)
Year ended 9-30-2016	6.58	0.49	0.04	0.53	(0.49)	—	(0.49)
Year ended 9-30-2015	7.52	0.50	(0.80)	(0.30)	(0.50)	(0.14)	(0.64)
Year ended 9-30-2014	7.66	0.53	0.05	0.58	(0.53)	(0.19)	(0.72)
Year ended 9-30-2013	7.43	0.58	0.24	0.82	(0.59)	—	(0.59)
Year ended 9-30-2012	6.61	0.59	0.82	1.41	(0.59)	—	(0.59)

(1)Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
3-31-2017 (unaudited)	$ 6.77	5.62%	$ 1,213	1.00%[4]	6.78%[4]	—%	—%	19%
Year ended 9-30-2016	6.62	8.33	1,186	1.02	7.49	1.04	7.47	38
Year ended 9-30-2015	6.58	-4.49	1,789	1.00	6.79	1.01	6.78	43
Year ended 9-30-2014	7.52	7.47	1,977	1.00	6.57	1.01	6.56	65
Year ended 9-30-2013	7.66	11.01	1,782	1.03	7.39	1.04	7.38	92
Year ended 9-30-2012	7.43	21.79	1,566	1.07	7.97	1.09	7.95	81
Class B Shares[5]								
Six-month period ended								
3-31-2017 (unaudited)	6.77	4.99	4	2.21[4]	5.59[4]	2.23[4]	5.57[4]	19
Year ended 9-30-2016	6.62	7.00	4	2.25	6.25	2.26	6.24	38
Year ended 9-30-2015	6.58	-5.59	6	2.17	5.60	2.18	5.59	43
Year ended 9-30-2014	7.52	6.29	9	2.11	5.50	2.12	5.49	65
Year ended 9-30-2013	7.66	9.78	11	2.14	6.31	2.15	6.30	92
Year ended 9-30-2012	7.43	20.45	14	2.19	6.90	2.21	6.88	81
Class C Shares								
Six-month period ended								
3-31-2017 (unaudited)	6.77	5.21	35	1.82[4]	5.96[4]	1.82[4]	5.96[4]	19
Year ended 9-30-2016	6.62	7.46	34	1.83	6.66	1.84	6.65	38
Year ended 9-30-2015	6.58	-5.24	37	1.78	6.00	1.79	5.99	43
Year ended 9-30-2014	7.52	6.65	50	1.77	5.81	1.78	5.80	65
Year ended 9-30-2013	7.66	10.15	47	1.80	6.60	1.81	6.59	92
Year ended 9-30-2012	7.43	20.83	38	1.87	7.16	1.89	7.14	81
Class Y Shares								
Six-month period ended								
3-31-2017 (unaudited)	6.77	5.73	807	0.76[4]	7.04[4]	—	—	19
Year ended 9-30-2016	6.62	8.62	850	0.74	7.64	0.76	7.62	38
Year ended 9-30-2015	6.58	-4.24	291	0.73	7.05	0.74	7.04	43
Year ended 9-30-2014	7.52	7.76	325	0.73	6.83	0.74	6.82	65
Year ended 9-30-2013	7.66	11.33	285	0.75	7.66	0.76	7.65	92
Year ended 9-30-2012	7.43	22.16	214	0.77	8.27	0.79	8.25	81

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2017 (unaudited)	$7.69	$ 0.11	$(0.23)	$ (0.12)	$ (0.11)	$—	$ (0.11)
Year ended 9-30-2016	7.55	0.22	0.13	0.35	(0.21)	—	(0.21)
Year ended 9-30-2015	7.59	0.21	(0.04)	0.17	(0.21)	—	(0.21)
Year ended 9-30-2014	7.30	0.24	0.30	0.54	(0.25)	—	(0.25)
Year ended 9-30-2013	7.74	0.24	(0.45)	(0.21)	(0.23)	—	(0.23)
Year ended 9-30-2012	7.36	0.28	0.38	0.66	(0.28)	—	(0.28)
Class B Shares[5]							
Six-month period ended							
3-31-2017 (unaudited)	7.68	0.08	(0.23)	(0.15)	(0.08)	—	(0.08)
Year ended 9-30-2016	7.54	0.14	0.14	0.28	(0.14)	—	(0.14)
Year ended 9-30-2015	7.57	0.14	(0.03)	0.11	(0.14)	—	(0.14)
Year ended 9-30-2014	7.29	0.17	0.29	0.46	(0.18)	—	(0.18)
Year ended 9-30-2013	7.72	0.16	(0.44)	(0.28)	(0.15)	—	(0.15)
Year ended 9-30-2012	7.35	0.20	0.37	0.57	(0.20)	—	(0.20)
Class C Shares							
Six-month period ended							
3-31-2017 (unaudited)	7.68	0.08	(0.23)	(0.15)	(0.08)	—	(0.08)
Year ended 9-30-2016	7.54	0.15	0.13	0.28	(0.14)	—	(0.14)
Year ended 9-30-2015	7.58	0.15	(0.05)	0.10	(0.14)	—	(0.14)
Year ended 9-30-2014	7.29	0.18	0.30	0.48	(0.19)	—	(0.19)
Year ended 9-30-2013	7.73	0.17	(0.44)	(0.27)	(0.17)	—	(0.17)
Year ended 9-30-2012	7.35	0.21	0.38	0.59	(0.21)	—	(0.21)
Class Y Shares							
Six-month period ended							
3-31-2017 (unaudited)	7.69	0.12	(0.23)	(0.11)	(0.12)	—	(0.12)
Year ended 9-30-2016[6]	7.72	0.22	(0.18)	0.04	0.07	—	0.07

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(6) For the period from June 10, 2016 (commencement of operations of the class) through September 30, 2016.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for year end September 30,2016

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
3-31-2017 (unaudited)	$7.46	-1.51%	$ 519	0.84%[4]	3.05%[4]	0.90%[4]	2.99%[4]	4%
Year ended 9-30-2016	7.69	4.69	576	0.86	2.81	0.89	2.78	5
Year ended 9-30-2015	7.55	2.24	851	0.86	2.80	0.90	2.76	9
Year ended 9-30-2014	7.59	7.56	849	0.87	3.25	0.90	3.22	5
Year ended 9-30-2013	7.30	-2.69	860	0.86	3.09	0.89	3.06	9
Year ended 9-30-2012	7.74	8.95	942	0.86	3.62	0.90	3.58	7
Class B Shares[5]								
Six-month period ended								
3-31-2017 (unaudited)	7.45	-1.97	1	1.78[4]	2.11[4]	1.81[4]	2.08[4]	4
Year ended 9-30-2016	7.68	3.71	1	1.80	1.87	1.82	1.85	5
Year ended 9-30-2015	7.54	1.43	1	1.80	1.85	1.82	1.83	9
Year ended 9-30-2014	7.57	6.36	1	1.84	2.29	1.87	2.26	5
Year ended 9-30-2013	7.29	-3.67	1	1.88	2.07	1.90	2.05	9
Year ended 9-30-2012	7.72	7.86	1	1.85	2.66	1.87	2.64	7
Class C Shares								
Six-month period ended								
3-31-2017 (unaudited)	7.45	-1.93	13	1.71[4]	2.17[4]	1.75[4]	2.13[4]	4
Year ended 9-30-2016	7.68	3.79	15	1.72	1.94	1.74	1.92	5
Year ended 9-30-2015	7.54	1.37	14	1.73	1.93	1.76	1.90	9
Year ended 9-30-2014	7.58	6.63	15	1.73	2.39	1.76	2.36	5
Year ended 9-30-2013	7.29	-3.50	18	1.70	2.24	1.72	2.22	9
Year ended 9-30-2012	7.73	7.99	22	1.73	2.73	1.75	2.71	7
Class Y Shares								
Six-month period ended								
3-31-2017 (unaudited)	7.46	-1.45	266	0.70[4]	3.18[4]	0.70[4]	3.18[4]	4
Year ended 9-30-2016[6]	7.69	0.53	306	0.69[4]	2.87[4]	0.71[4]	2.85[4]	5[7]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2017 (unaudited)	$4.96	$ 0.11	$(0.22)	$ (0.11)	$ (0.11)	$—	$ (0.11)
Year ended 9-30-2016	4.90	0.22	0.06	0.28	(0.22)	—	(0.22)
Year ended 9-30-2015	4.93	0.22	(0.04)	0.18	(0.21)	—	(0.21)
Year ended 9-30-2014	4.67	0.24	0.26	0.50	(0.24)	—	(0.24)
Year ended 9-30-2013	5.03	0.23	(0.36)	(0.13)	(0.23)	—	(0.23)
Year ended 9-30-2012	4.74	0.24	0.29	0.53	(0.24)	—	(0.24)
Class B Shares[5]							
Six-month period ended							
3-31-2017 (unaudited)	4.96	0.09	(0.22)	(0.13)	(0.09)	—	(0.09)
Year ended 9-30-2016	4.90	0.17	0.06	0.23	(0.17)	—	(0.17)
Year ended 9-30-2015	4.93	0.17	(0.03)	0.14	(0.17)	—	(0.17)
Year ended 9-30-2014	4.67	0.20	0.25	0.45	(0.19)	—	(0.19)
Year ended 9-30-2013	5.03	0.18	(0.36)	(0.18)	(0.18)	—	(0.18)
Year ended 9-30-2012	4.74	0.20	0.29	0.49	(0.20)	—	(0.20)
Class C Shares							
Six-month period ended							
3-31-2017 (unaudited)	4.96	0.09	(0.22)	(0.13)	(0.09)	—	(0.09)
Year ended 9-30-2016	4.90	0.18	0.06	0.24	(0.18)	—	(0.18)
Year ended 9-30-2015	4.93	0.17	(0.03)	0.14	(0.17)	—	(0.17)
Year ended 9-30-2014	4.67	0.20	0.26	0.46	(0.20)	—	(0.20)
Year ended 9-30-2013	5.03	0.19	(0.36)	(0.17)	(0.19)	—	(0.19)
Year ended 9-30-2012	4.74	0.20	0.29	0.49	(0.20)	—	(0.20)
Class Y Shares							
Six-month period ended							
3-31-2017 (unaudited)	4.96	0.11	(0.22)	(0.11)	(0.11)	—	(0.11)
Year ended 9-30-2016[6]	4.96	0.24	(0.17)	0.07	(0.07)	—	(0.07)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(6) For the period from June 10, 2016 (commencement of operations of the class) through September 30, 2016.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for year end September 30, 2016

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
3-31-2017 (unaudited)	$4.74	-2.22%	$638	0.89%[4]	4.54%[4]	0.90%[4]	4.53%[4]	8%
Year ended 9-30-2016	4.96	5.81	708	0.86	4.50	0.88	4.48	4
Year ended 9-30-2015	4.90	3.78	816	0.87	4.37	0.90	4.34	7
Year ended 9-30-2014	4.93	11.03	785	0.90	5.12	0.93	5.09	8
Year ended 9-30-2013	4.67	-2.80	693	0.89	4.57	0.91	4.55	19
Year ended 9-30-2012	5.03	11.51	791	0.89	4.95	0.92	4.92	6
Class B Shares[5]								
Six-month period ended								
3-31-2017 (unaudited)	4.74	-2.67	1	1.81[4]	3.61[4]	1.86[4]	3.56[4]	8
Year ended 9-30-2016	4.96	4.80	1	1.83	3.53	1.85	3.51	4
Year ended 9-30-2015	4.90	2.78	1	1.85	3.40	1.87	3.38	7
Year ended 9-30-2014	4.93	9.95	1	1.88	4.15	1.91	4.12	8
Year ended 9-30-2013	4.67	-3.75	2	1.88	3.58	1.90	3.56	19
Year ended 9-30-2012	5.03	10.45	2	1.84	4.03	1.87	4.00	6
Class C Shares								
Six-month period ended								
3-31-2017 (unaudited)	4.74	-2.62	21	1.70[4]	3.72[4]	1.74[4]	3.68[4]	8
Year ended 9-30-2016	4.96	4.93	25	1.70	3.66	1.72	3.64	4
Year ended 9-30-2015	4.90	2.92	23	1.71	3.53	1.73	3.51	7
Year ended 9-30-2014	4.93	10.11	24	1.73	4.29	1.76	4.26	8
Year ended 9-30-2013	4.67	-3.58	27	1.70	3.76	1.72	3.74	19
Year ended 9-30-2012	5.03	10.58	32	1.72	4.10	1.75	4.07	6
Class Y Shares								
Six-month period ended								
3-31-2017 (unaudited)	4.74	-2.13	130	0.71[4]	4.71[4]	0.75[4]	4.67[4]	8
Year ended 9-30-2016[6]	4.96	1.42	149	0.69[4]	4.69[4]	0.71[4]	4.67[4]	4[7]

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Waddell & Reed Advisors Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund (each, a "Fund") are seven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information. The investment manager to each Fund is Waddell & Reed Investment Management Company ("WRIMCO" or the "Manager").

Each Fund (except Cash Management, which does not offer Class Y shares) offers Class A, Class B, Class C and Class Y shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Waddell & Reed Advisors Funds. Class C shares of Cash Management are closed to direct investment. Class C shares of Cash Management will continue to be available for dividend reinvestment and exchanges from Class C shares of another fund within Waddell & Reed Advisors Funds. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares or Class A shares of Cash Management. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Waddell & Reed Advisors Cash Management are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Funds (with the exception of Waddell & Reed Advisors Cash Management) are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of March 31, 2017, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Global Bond Fund and High Income Fund enter into forward foreign currency exchange contracts as an economic hedge against foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Municipal Bond Fund and Municipal High Income Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other with collateral, which is generally held by the Fund's custodian or broker. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of March 31, 2017:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
High Income Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$2,122	$ —	$2,122	$(21)	$(1,900)	$ —	$201

(1)Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Global Bond Fund							
Unrealized depreciation on forward foreign currency contracts	$86	$ —	$86	$ —	$ —	$ —	$86
High Income Fund							
Unrealized depreciation on forward foreign currency contracts	$ 21	$ —	$ 21	$(21)	$ —	$ —	$ —

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2017:

		Assets		Liabilities	
Fund	Type of Risk Exposure	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Global Bond Fund	Foreign currency		$ —	Unrealized depreciation on forward foreign currency contracts	$86
High Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	52	Unrealized depreciation on forward foreign currency contracts	21
Municipal Bond Fund	Interest rate		—	Unrealized depreciation on futures contracts*	87

* The value presented includes the cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of March 31, 2017.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended March 31, 2017:

| | | Net realized gain (loss) on: | | | | | |
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Global Bond Fund	Foreign currency	$ —	$ —	$ —	$ —	$354	$ 354
High Income Fund	Foreign currency	—	—	—	—	411	411
Municipal Bond Fund	Interest Rate	—	—	1,941	—	—	1,941
Municipal High Income Fund	Interest Rate	—	—	1,035	—	—	1,035

* *Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended March 31, 2017:

| | | Net change in unrealized appreciation (depreciation) on: | | | | | |
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Global Bond Fund	Foreign currency	$ —	$ —	$ —	$ —	$(153)	$ (153)
High Income Fund	Foreign currency	—	—	—	—	(39)	(39)
Municipal Bond Fund	Interest rate	—	—	(369)	—	—	(369)
Municipal High Income Fund	Interest rate	—	—	(405)	—	—	(405)

* *Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the period ended March 31, 2017, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Global Bond Fund	$22	$ —	$ —	$ —	$ —	$ —
High Income Fund	11	—	—	—	—	—
Municipal Bond Fund	—	—	17,358	—	—	—
Municipal High Income Fund	—	—	3,699	—	—	—

(1)Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	Over $1,500M
Bond Fund	0.475%	0.475%	0.450%	0.400%
Cash Management	0.350	0.350	0.300	0.300
Global Bond Fund	0.625	0.600	0.550	0.500
Government Securities Fund	0.500	0.450	0.400	0.350
High Income Fund	0.625	0.600	0.550	0.500
Municipal Bond Fund	0.525	0.500	0.450	0.400
Municipal High Income Fund	0.525	0.500	0.450	0.400

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund (except Cash Management) pays a monthly fee of $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Cash Management pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Government Securities Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund, other than Cash Management, may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the period ended March 31, 2017, W&R received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC Class A	CDSC Class B	CDSC Class C	Commissions Paid[1]
Bond Fund	$ 191	$—*	$ 1	$ 1	$ 125
Cash Management	—	7	—*	—*	89,012
Global Bond Fund	57	5	—*	—*	36
Government Securities Fund	26	—*	1	—*	18
High Income Fund	615	6	1	3	428
Municipal Bond Fund	125	1	—	1	98
Municipal High Income Fund	186	1	—*	3	150

* Not shown due to rounding.
(1)W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker dealers.

Expense Reimbursements and/or Waivers. For Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.237%, 0.232%, 0.237%, and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. During the period ended March 31, 2017, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

Bond Fund	$32
Government Securities Fund	$10
Municipal Bond Fund	$35
Municipal High Income Fund	$10

WRIMCO has voluntarily agreed to reimburse sufficient expenses of any class of Cash Management to maintain a minimum annualized yield of 0.02%. This reimbursement serves to reduce shareholder servicing and/or distribution and service fees. For the period ended March 31, 2017, the following expenses were reimbursed:

Cash Management, Class A	$75
Cash Management, Class B	4
Cash Management, Class C	13

Class expense limitations and related waivers/reimbursements for the period ended March 31, 2017 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Global Bond Fund	Class A	Contractual	10-1-2016	1-31-2018	1.15%	$124	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	1-31-2018	2.50%	1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	1-31-2018	2.03%	1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2016	1-31-2018	0.83%	56	Shareholder Servicing
Government Securities Fund	Class A	Contractual	10-1-2016	1-31-2018	1.00%	$ 49	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	1-31-2018	2.13%	—*	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	1-31-2018	1.88%	1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2016	1-31-2018	0.72%	37	Shareholder Servicing
High Income Fund	Class B	Contractual	10-1-2016	1-31-2018	2.21%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	1-31-2018	1.82%	1	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Municipal Bond Fund	Class A	Contractual	10-1-2016	1-31-2018	0.84%	$119	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	1-31-2018	1.78%	—*	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	1-31-2018	1.71%	3	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2016	1-31-2018	0.70%	56	Shareholder Servicing
Municipal High Income Fund	Class B	Contractual	10-1-2016	1-31-2018	1.81%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	1-31-2018	1.70%	5	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2016	1-31-2018	0.71%	25	Shareholder Servicing

Not shown due to rounding

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2017 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

6. RELATED PARTY TRANSACTIONS

Certain Funds are permitted to purchase or sell securities from or to certain affiliated funds under specified conditions outlined in procedures adopted by the Board. The procedures have been designed to ensure that any purchase or sale of securities by the Funds from or to another fund or portfolio that are, or could be, considered an affiliate by virtue of having a common investment adviser (or affiliated investment advisers), common Trustees or common officers, complies with Rule 17a-7 under the Act. Further, as defined under such procedures, each transaction is effected at the current market price. During the period ended March 31, 2017, the Funds below engaged in purchases and sales of securities pursuant to Rule 17a-7 under the Act (amounts in thousands):

Fund	Purchases	Sales
Bond Fund	$ —	$14,701
Government Securities Fund	10,466	—
High Income Fund	19,822	3,130
Municipal Bond Fund	8,172	—

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios); referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended March 31, 2017.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended March 31, 2017 follows:

	9-30-16 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-17 Share Balance	3-31-17 Value
High Income Fund							
Larchmont Resources LLC	N/A	$ 1,211	$ —	$ —	$ —	4	$1,408

	9-30-16 Principal Balance				Interest Received	3-31-17 Principal Balance	
Larchmont Resources LLC (1-Month LIBOR plus 900 bps), 10.000%, 8-7-20	N/A	$2,764	$ —	$ —	$ 71	$2,921	$2,913

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended March 31, 2017, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Bond Fund	$ 2,904	$260,375	$115,012	$224,435
Cash Management	—	—	—	—
Global Bond Fund	37,569	27,928	5,103	88,646
Government Securities Fund	54,007	—	78,522	—
High Income Fund	—	362,305	—	446,614
Municipal Bond Fund	—	32,674	—	40,852
Municipal High Income Fund	—	63,374	—	112,018

10. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Bond Fund				Cash Management			
	Six months ended 3-31-17 (Unaudited)		Year ended 9-30-16		Six months ended 3-31-17 (Unaudited)		Year ended 9-30-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,314	$ 27,071	35,839	$ 225,831	4,006,487	$ 4,006,487	5,411,607	$ 5,411,607
Class B	6	37	34	219	57	57	944	944
Class C	134	832	379	2,395	1,803	1,803	2,848	2,848
Class Y	12,213	76,509	122,215	788,278	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	2,362	14,579	5,232	32,738	708	708	283	283
Class B	9	54	8	48	—*	—*	—*	—*
Class C	40	246	33	208	—*	—*	1	1
Class Y	3,718	22,955	693	4,501	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(11,991)	(74,707)	(152,951)	(979,489)	(3,989,320)	(3,989,320)	(5,360,996)	(5,360,996)
Class B	(87)	(538)	(148)	(937)	(472)	(472)	(852)	(852)
Class C	(309)	(1,934)	(333)	(2,117)	(2,132)	(2,132)	(4,743)	(4,743)
Class Y	(20,934)	(130,348)	(7,767)	(50,567)	N/A	N/A	N/A	N/A
Net increase (decrease)	(10,525)	$ (65,244)	3,234	$ 21,108	17,131	$ 17,131	49,092	$ 49,092

* Not shown due to rounding.

| | Global Bond Fund | | | | Government Securities Fund | | | |
| | Six months ended 3-31-17 (Unaudited) | | Year ended 9-30-16 | | Six months ended 3-31-17 (Unaudited) | | Year ended 9-30-16 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,544	$ 13,035	14,769	$ 52,237	1,057	$ 5,771	16,619	$ 92,003
Class B	1	2	12	41	2	13	35	195
Class C	46	169	118	421	24	131	115	634
Class Y	5,692	20,970	78,698	284,316	3,255	17,745	30,654	171,836
Shares issued in reinvestment of distributions to shareholders:								
Class A	682	2,506	2,756	9,766	124	671	496	2,741
Class B	1	3	3	9	—*	1	—*	2
Class C	8	28	17	60	1	7	3	16
Class Y	887	3,259	626	2,261	212	1,150	115	643
Shares redeemed:								
Class A	(10,526)	(38,720)	(123,848)	(443,778)	(4,919)	(26,613)	(40,210)	(224,468)
Class B	(75)	(274)	(222)	(792)	(51)	(274)	(59)	(328)
Class C	(185)	(682)	(621)	(2,210)	(130)	(706)	(129)	(715)
Class Y	(16,470)	(60,712)	(11,799)	(42,715)	(7,318)	(39,610)	(3,184)	(17,858)
Net increase (decrease)	(16,395)	$ (60,416)	(39,491)	$(140,384)	(7,743)	$ (41,714)	4,455	$ 24,701

| | High Income Fund | | | | Municipal Bond Fund | | | |
| | Six months ended 3-31-17 (Unaudited) | | Year ended 9-30-16 | | Six months ended 3-31-17 (Unaudited) | | Year ended 9-30-16 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	15,126	$ 101,105	38,904	$ 246,274	2,369	$ 17,757	18,101	$ 138,089
Class B	27	180	73	467	—*	2	—*	4
Class C	531	3,551	920	5,883	120	902	503	3,853
Class Y	17,971	120,376	93,254	594,724	4,044	30,401	43,210	334,503
Shares issued in reinvestment of distributions to shareholders:								
Class A	5,373	35,965	16,504	104,628	965	7,223	2,608	19,904
Class B	17	115	48	304	1	7	2	13
Class C	134	896	313	1,992	21	154	35	269
Class Y	3,949	26,426	4,970	31,930	601	4,499	278	2,138
Shares redeemed:								
Class A	(20,499)	(137,099)	(148,043)	(937,623)	(8,644)	(64,607)	(58,509)	(451,088)
Class B	(137)	(920)	(325)	(2,047)	(2)	(13)	(23)	(177)
Class C	(567)	(3,793)	(1,802)	(11,342)	(348)	(2,605)	(403)	(3,079)
Class Y	(30,955)	(206,005)	(13,987)	(90,157)	(8,805)	(65,811)	(3,673)	(28,365)
Net increase (decrease)	(9,030)	$ (59,203)	(9,171)	$ (54,967)	(9,678)	$(72,091)	2,129	$ 16,064

* Not shown due to rounding.

	Municipal High Income Fund			
	Six months ended 3-31-17 (Unaudited)		Year ended 9-30-16	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	5,418	$ 26,015	26,171	$ 128,881
Class B	—*	1	1	5
Class C	358	1,720	1,233	6,084
Class Y	3,645	17,416	32,500	162,118
Shares issued in reinvestment of distributions to shareholders:				
Class A	2,498	11,936	5,748	28,347
Class B	2	10	6	28
Class C	83	395	162	798
Class Y	661	3,157	337	1,679
Shares redeemed:				
Class A	(15,994)	(76,140)	(55,785)	(276,746)
Class B	(24)	(116)	(62)	(306)
Class C	(948)	(4,520)	(1,132)	(5,583)
Class Y	(6,795)	(32,430)	(2,857)	(14,231)
Net increase (decrease)	(11,096)	$(52,556)	6,322	$ 31,074

* Not shown due to rounding.

11. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. At March 31, 2017, there were no outstanding bridge loan commitments.

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2017 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Bond Fund	$ 1,155,941	$ 18,424	$ 16,781	$ 1,643
Cash Management	1,445,865	—	—	—
Global Bond Fund	553,671	14,223	31,858	(17,635)
Government Securities Fund	227,355	1,064	3,630	(2,566)
High Income Fund	2,105,311	68,693	107,958	(39,265)
Municipal Bond Fund	725,623	66,267	1,744	64,523
Municipal High Income Fund	790,196	47,270	57,749	(10,479)

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended September 30, 2016 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Bond Fund	$10,229	$13,594	$ —	$ —	$ —
Cash Management	96	—	—	—	—
Global Bond Fund	1,486	—	—	—	—
Government Securities Fund	104	—	—	—	—
High Income Fund	64	—	—	—	—
Municipal Bond Fund	1,982	—	—	—	—
Municipal High Income Fund	405	—	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended September 30, 2016 and 2015 were as follows:

| | September 30, 2016 | | September 30, 2015 | |
| | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains |
Fund				
Bond Fund	$ 25,748	$12,277	$ 28,664	$ —
Cash Management	283	—	257	—
Global Bond Fund	12,296	—	24,794	—
Government Securities Fund	3,659	—	3,730	—
High Income Fund	148,499	—	167,879	30,342
Municipal Bond Fund	24,481	—	23,957	—
Municipal High Income Fund	38,406	—	36,307	—

(1)Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2016 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was September 30, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended September 30, 2016:

| | Pre-Enactment | | | Post-Enactment | |
| | | | | Short-Term Capital Loss Carryover | Long-Term Capital Loss Carryover |
Fund	2017	2018	2019		
Bond Fund	$ —	$ —	$ —	$ —	$ —
Cash Management	—	—	141	—	—
Global Bond Fund	—	—	—	7,907	24,186
Government Securities Fund	—	—	—	2,308	177
High Income Fund	—	—	—	18,680	128,068
Municipal Bond Fund	—	53	56	—	11,496
Municipal High Income Fund	504	16,061	—	765	10,379

13. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (the "SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest (the "Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

PROXY VOTING INFORMATION

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial adviser or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.waddell.com or from a financial advisor. Read it carefully before investing.